Form 20-F
period 2004-05-31
POWERNOVA TECHNOLOGIES CORP
filed 2005-08-22
CIK 1281216

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

    [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

          OF THE SECURITIES EXCHANGE ACT OF 1934

OR

    [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

          OF THE SECURITIES EXCHANGE ACT OF 1934

                For the Period Ended May 31, 2004

OR

    [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to ________

Commission file number 0-50630

PowerNova Technologies Corporation

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

680 – 1285 West Broadway, Vancouver, British Columbia V6H 3X8

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             40,970,175

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 46

PowerNova Technologies Corporation

FORM 20-F Annual Report

INTRODUCTION

INTRODUCTION

PowerNova Technologies Corporation was incorporated under the Business Corporation Act (British Columbia) by articles of incorporation dated October 6, 1986, under the name of Aqua 1 Beverage Company Inc. The Company is a result of an acquisition of the intellectual property rights to a hydrogen production technology (hereafter called the “Process”) owned by Dr. A. Koridze and Mr. B. Oralbekov.  In this Annual Report, the "Company", "we", “PowerNova", “our" and "us" refers to PowerNova Technologies Corporation. (unless the context otherwise requires).  We have prepared this Annual Report on the basis of information that we have or that we have obtained from sources we believe to be reliable.  Summary discussions of documents referred to in this Annual Report may not be complete and we refer you to the actual documents for more complete information.  Our principal corporate office is located at 680- 1285 West Broadway, Vancouver, British Columbia V6H 3X8. Our telephone number is 604-734-7488.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$").  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

#

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists, as of 7/1/2005, the names of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected/Appointed
Dr. Avtandil Koridze (4)	65	February 2001
Stuart Lew (2) Bakytzhan Oralbekov (1) (3)	46 32	October 1986 November 2000
William Kaska (1) (5)	65	February 2004
Phillip Webber (1) (6)	50	September 2000

------------------------------------------------------------------------------

(1)

Member of Audit Committee.

(2)

3042 West 12th Avenue, Vancouver, B.C. CANADA V6K 2R5

(3)

22, 4-Linia, Apt. 59, St. Petersburg, Russia

(4)

Pyliugin Street, 26, Dorp. 2, Apt. 511, Moscow, Russia 117393

(5)

991 Via Bolzano, Goleta, California 93117

(6)

5486 Meadedale Drive, Burnaby, B.C. CANADA V5B 2E8

_____________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 7/1/2005, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected/Appointed
Stuart Lew, CEO & Co-Chairman	46	October 1986
Bakytzhan Oralbekov, President & Co-Chairman	32	November 2000
Dr. Avtandil Koridze, Vice President	65	February 2001
Phillip Webber, Chief Financial Officer	50	September 2000

____________________________________________________________________________

Mr. Stuart Lew, the Chief Executive Officer and Co-Chairman of PowerNova, oversees the Company’s operations in the areas of finance, administration and marketing.

Mr. Bakytzhan Oralbekov, the President and Co-chairman of PowerNova, oversees the Company’s operations in the areas of research and development; sales; and, marketing.

Dr. Avtandil Koridze, the Vice President and Chief Technology Officer of PowerNova, is involved in the Company’s operations in the area of research and development.

Mr. Phillip Webber, the Chief Financial Officer of PowerNova, is responsible for the completion and dissemination of the Company’s financial statements and for preparing the Company’s financial statements reviewed by the Company’s auditor.

1.B.  Advisors

The Company’s banker is the Bank of Montreal located at 595 Burrard Street, Vancouver, B.C. Canada V7X 1L7.  The telephone number for the Bank of Montreal is (604) 665-2692 and the contact person is Ms. Penny Braidwood. The Company’s legal counsel is Salley Bowes Harwardt located at Suite 1750, 1185 West Georgia Street, Vancouver, B.C. Canada V6E 4E6. The contact person at Salley Bowes Harwardt is Mr. Victor Harwardt.

The Company retained A.B. Korelin & Associates to assist in the preparation and submission of its Form 20-F to the Securities and Exchange Commission. A. B. Korelin is located at 108 S.E. 124th Ave., Vancouver, WA 98684 and the contact person is Mr. Al Korelin.

1.C.  Auditors

The Company’s auditor for its financial statements for last year was Amisano Hanson, Chartered Accountants. Amisano Hanson is located at 604 - 750 West Pender Street, Vancouver, B.C. Canada V6C 2T7. Amisano Hanson is licensed to practice in British Columbia by the Institute of Chartered Accountants. The contact person at Amisano Hanson is Mr. Terry Amisano. The telephone number for Amisano Hanson is 604-689-0188.

Prior to the 2004 audit by Amisano Hanson, the Company’s auditors for fiscal 2003 and 2002 were De Visser Gray, Chartered Accountants. De Visser Gray is located at 401 – 905 West Pender Street, Vancouver, B.C. Canada V6C 1L6. De Visser Gray is licensed to practice in British Columbia by the Institute of Chartered Accountants. The contact person at De Visser Gray is Mr. Peter De Visser. The telephone number for De Visser Gray is 604-687-5447.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

 --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

The selected financial data of the Company for Fiscal 2004, ended May 31st was derived from the financial statements of the Company which have been audited by Amisano Hanson, Chartered Accountants, Independent Auditors, and for Fiscal 2003 and prior, were audited by De Visser Gray, Chartered Accountants, Independent Auditors,  as indicated in their auditors reports which are included elsewhere in this Annual Report. The selected financial data for the nine-month interim period ended February 28, 2005 was derived from the financial statements of the Company, which were prepared by management and have not been audited.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report. PowerNova Technologies issued 20 million shares for the acquisition of the intellectual property rights to the Process owned by Dr. A. Koridze and Mr. B. Oralbekov. Treating the issuance of the 20 million shares as an acquisition impacts the financial statement presentation in the financial statements for PowerNova Technologies Corporation. This transaction has been accounted for using the “Purchase Method” and, due to the nature of the share exchange, wherein the owners of the Process received the larger portion of the voting rights (this is described in paragraph 11 of Item 4.A) are considered to be the acquirers. This treatment was applied in accordance with Canadian and United States generally accepted accounting principles (GAAP) for transactions of this nature.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with generally accepted auditing standards in Canada and the United States.

Table No. 3

Selected Financial Data

 (#’s in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

	Nine Months Ended February 28, 2005	Nine Months Ended February 28, 2004	Fiscal Year Ended May 31, 2004	Fiscal Year Ended May 31, 2003	For the period from inception on 9/6/2000 to 5/31/2002
Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss)	($161)	($85)	($253)	($264)	($949)
Income (Loss)/Share	$0.00	$0.00	($0.01)	($0.01)	N/A
Dividends/Share	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. # Shares	40,970,175	40,970,175	31,362,735	19,244,402	19,282,086
Period-end # Shares	40,970,175	40,970,175	40,970,175	19,244,402	19,244,402
Working Capital	($689)	($452)	($557)	($364)	Nil
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$5,591	$4,900	$5,591	$4,900	$4,900
Shareholders’ Deficit	($471)	($183)	($339)	($142)	($23)
Total Assets	$220	$225	$225	$236	$34

______________________________________________________________________________

#

The selected financial data for Aqua 1 Beverage Company Inc. is provided below because of the acquisition by the Issuer of Aqua 1 Beverage Company Inc. as described in Item 5. Recent Events.

Table No. 3a

Aqua 1 Beverage Company Inc.

Selected Financial Data

($’s in 000’s except per share data)

Data in Canadian Gaap

	Nine Months Ended February 29, 2004	Nine Months Ended February 28, 2003	Fiscal Year Ended May 31, 2003	Fiscal Year Ended May 31, 2002	Fiscal Year Ended May 31, 2001

Revenue	N/A		Nil	Nil	Nil
Income (Loss)	N/A		($264)	($359)	($591)
Income (Loss)/Share	N/A		($0.01)	($0.02)	($0.03)
Dividends/Share	N/A		Nil	Nil	Nil
Wtg. Avg. # Shares	N/A		N/A	N/A	N/A
Period-end # Shares	N/A		19,244	19,244	18,062
Working Capital	N/A		($364)	($190)	($41)
Long-Term Debt	N/A		Nil	Nil	Nil
Capital Stock	N/A		$4,901	$4,901	$4,714
Shareholders’ Deficit	N/A		($5,732)	($5,469)	($5,110)
Total Assets	N/A		$237	$214	$268

3.A.2.  Exchange Rates

Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended May 31st, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the preceding six months and the most recent interim periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50

Three Months Ended 6/30/04	$1.24	$1.27	$1.21	$1.23
Three Months Ended 3/31/04	$1.23	$1.26	$1.20	$1.21
Three Months Ended 12/31/04	$1.22	$1.24	$1.19	$1.20
Three Months Ended 9/30/04	$1.30	$1.34	$1.26	$1.26
Three Months Ended 6/30/04	$1.36	$1.40	$1.31	$1.34
Three Months Ended 3/31/04	$1.33	$1.35	$1.27	$1.31
Three Months Ended 12/31/03	$1.30	$1.35	$1.29	$1.29
Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	$1.39	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60

June 2005	$1.24	$1.26	$1.23	$1.23
May 2005	$1.26	$1.27	$1.24	$1.25
April 2005	$1.24	$1.26	$1.21	$1.26
March 2005	$1.22	$1.25	$1.20	$1.21
February 2005	$1.24	$1.26	$1.23	$1.23
January 2005	$1.22	$1.24	$1.20	$1.24

The exchange rate was $1.23 on June 30, 2005.

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 2/28/2005.  There have been no material changes since that date.

Table No. 5

Capitalization and Indebtedness

______________________________________________________________________________

______________________________________________________________________________

Shareholders’ Equity:

     Common Shares, no par value;

     50,000,000 common shares authorized

     40,970,175 common shares issued and outstanding

     Unissued Common Stock Subscribed

     Retained Earnings (deficit)

     Net Stockholders’ Equity (Deficit)

TOTAL CAPITALIZATION

$5,591,315 Nil ($5,146,797) ($471,474)

Stock Options Outstanding	Nil
Warrants Outstanding	3,923,775
Capital Leases	Nil
Guaranteed Debt	Nil
Secured Debt	Nil

Note: Terms of Special Warrants are as follows: each Special Warrant is comprised of one common share and one share purchase warrant. The share purchase warrants allow the holder to purchase a common share at C$0.18 to C$1.00. The share purchase warrants terms end and expiry dates are listed in the schedule in Table 14 below. As of July 1, 2005, there were no Special Warrants outstanding.

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

There is no Assurance of Successful Development by PowerNova of its hydrogen production technology (“the Process”) and Unsuccessful Development Would Cause the Company to Abandon the Project.

PowerNova’s Process, which is a catalyst used in the generation of hydrogen from hydrocarbons, is currently in the research and development stage which is the riskiest stage for any company involved in research and development. It is not possible to predict whether the Process will prove to be successful. There can be no assurance that the research and development program conducted by the Company will result in a commercially viable Process and in the event that any technology results from the research and development program, it is unlikely that it will be commercially available for a number of years, if ever. To achieve profitable operations, the Company must successfully develop, introduce and market the Process. To obtain regulatory approvals for the Process being developed and to achieve commercial success, trials must demonstrate that the Process is viable. Unsatisfactory trial results could cause the Company to abandon the project.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect PowerNova’s Stockholders.

PowerNova’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Issuer’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Issuer’s assets) and to control PowerNova’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Issuer, impeding a merger, consolidation, takeover or other business combination involving the Issuer or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of PowerNova, which in turn could materially adversely affect the market price of the Issuer’s stock. Senior management, directors and greater than 5% shareholders control 53.1% of the shares on a fully diluted basis.

Dilution Through Employee/Director/Consultant Options can Adversely Affect the Input of Shareholders of PowerNova.

Because the success of PowerNova is highly dependent upon its respective employees, the Issuer may in the future grant to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Issuer may be diluted. The Issuer currently does not have a stock option plan, but there is no assurance that a stock option plan will not be presented in the future.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules and this Could Adversely Affect the Ability of Our Shareholders in Their Attempts to Purchase or Sell Stock.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. Investors in the Company May Not Be Able to Enforce Their Civil Liabilities Against Our Company or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against PowerNova.  The Company is a corporation incorporated in the province of British Columbia under the British Columbia Securities Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, PowerNova is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act:

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K results in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders also results in shareholders having less data.

There is Currently No Trading Market for the Company’s Shares.

There is no market for the Company’s shares as the Company’s shares are not listed on any stock exchange.

PowerNova Has No Positive Cash Flow and No Recent History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

PowerNova has no commercial production and the Company has no history of recent earnings or positive cash flow from operations. The cumulative loss to February 28, 2005, since the Company's inception of the development stage is ($1,700,617). The Company does not know if it will ever generate material revenue from operations or if it will ever achieve self-sustaining commercial operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

PowerNova is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources may be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President; Mr. Bakytzhan Oralbekov, its CEO; Mr. Stuart Lew; its Chief Technology Officer; Dr. Avtandil Koridze; and, its CFO; Mr. Phillip Webber. Key person life insurance is not in place on any of these individuals.

Uncertainty as to Development of Mass Market for Hydrogen Energy and If a Market Does Not Develop, PowerNova Would Never Achieve Profitability.

A mass market may never develop for hydrogen fuel, or may develop more slowly than the Company anticipates. The development of a mass market for the Process may be affected by many factors, some of which are out of the Company control, including: (i) the emergence of new or more competitive technologies and products;  (ii) the future cost of fuel cell systems;  (iii) regulatory requirements; and (iv) consumer acceptance. If a mass market fails to develop or develops more slowly than the Company anticipates, the Company may be unable to recover the losses incurred in the development of its processes and the Company may never achieve profitability.

If Oil Companies Do Not Provide the Infrastructure Required by PowerNova’s Process, the Company May Not be Able to Effectively Sell Its Product and This Would Result in the Company Having to Cease Operations.

PowerNova’s proposed Process may require specially formulated gasoline. This gasoline may have to be provided via separate fuel pumps at gas stations. Although this gasoline may cost less per liter (because of the lack of additives required for more efficient combustion), and gives both customers and oil companies an extra incentive to include this fuel in their breadth of products, it may be entirely dependant on oil and gas companies to provide the infrastructure, in terms of equipment and distribution, to dispense this specially formulated gasoline. If this infrastructure is not provided, PowerNova could be forced to cease operations.

Competition from Larger and Better Financed Entities Could Force PowerNova to Cease Operations.

New developments in technology may negatively affect PowerNova’s product development or sale and make it uncompetitive or obsolete. Other companies, many of which have substantially greater resources than PowerNova, are currently engaged in the development of technologies that may be competitive with the Company’s hydrogen production technology. Some of these competitor companies may be potential customers of PowerNova’s technology. There are corporations, national laboratories and universities in the United States, Canada, Europe and Asia that possess hydrogen production technologies and/or are actively engaged in the development and manufacture of them. Each of these competitors has the potential to capture market share in various markets, which would have a material adverse effect on the Company's position and financial resources. Depending on the status of a competitor’s hydrogen production technology in relation to the benefits and drawbacks of PowerNova’s technology, some potential customers may or may not be interested in purchasing PowerNova’s technology.

The Legal System in Russia and Georgia and the Economic and Political Instability in These Countries Could Adversely Affect the Company’s Ability to Complete the Research and Development Associated with the Process.

The laws and regulations in Russia and Georgia differ greatly from North America and there is an inherent risk of doing business in Russia and Georgia. Changes in Russian and Georgian laws and regulations and the interpretation of those laws and regulations may adversely affect our research and development program. There is also the risk of the retroactive application of new laws.

Russia and Georgia have been undergoing a rapid and uneven transition to a market-oriented economy and in prior years have experienced high inflation and rapid currency devaluation. There is no certainty that economic measures undertaken by these governments will successfully improve economic conditions or that the transition to a market-oriented economy will be accomplished. Adverse economic conditions in Russia and Georgia could have a material effect on the completion of our research and development program.

Changes in the political environment may adversely affect our research and development program. Because of political instability in Russia and Georgia, there is significant potential for social, political, economic, legal, and fiscal instability. These risks include, among other things: local currency devaluation, civil disturbances, terrorism or armed conflict, exchange controls or the availability of hard currency, changes with respect to taxes and royalty rates.

Rapid Future Technical Change Could Force the Company to Cease Operations.

PowerNova may potentially be involved in a rapidly changing industry.  There can be no assurances that the Company can maintain a technical lead, if any, over the competition or that competitors will not develop a better or more cost effective hydrogen production process than that which may be offered by the Company.

We Are Dependent on Intellectual Property Rights and If We Cannot Protect these Rights We Could Lose the Right to Use the Technology.

Failure to protect the intellectual property may result in the loss of exclusivity or the right to use the technologies.  Although Dr. Koridze has filed a provisional patent application in the United States and a patent application to the World Intellectual Property Organization (Geneva) in respect of the Process (which has since been assigned to the Company), there is no assurance that a patent will ultimately be issued.  Even if a patent is issued, the Company’s intellectual property is currently not covered by any patent. We cannot assure investors that: (i) any of our future patents will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or (ii) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.  In addition, we could incur substantial costs in defending our intellectual property and filing suits against others for infringement of our intellectual property, in filing suits against others seeking to have our intellectual property declared invalid, and defending ourselves in lawsuits brought against us on claims that our intellectual property infringes upon the existing rights of others.  If we become involved in such litigation, it could consume a substantial portion of our resources.  If the outcome of any such litigation were to be adverse, our business could be materially affected in a negative way.

We will also seek to protect our proprietary intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, investors’ rights agreements with our strategic partners and employees.  We cannot assure potential investors that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable. The failure to obtain a license from a third party for intellectual property PowerNova uses at present could cause us to incur substantial liabilities and to suspend the manufacture, shipment of products or our use of processes requiring the use of such intellectual property.

If the Production of Hydrogen is Not Handled in a Manner that Prohibits Combustion, the Issuer Could Experience Significant Damage to Facilities.

The self-ignition temperature of hydrogen is 550 degrees Celsius. Like any fuel, the safe handling of hydrogen requires that the three necessary conditions for combustion be prevented. The wide flammability ranges of hydrogen imply that a mixture of hydrogen and air might ignite more easily than other fuels. Consequently, the following precautions must be adhered to:

•

Hydrogen should not be mixed with air.

•

Contact of hydrogen with potential ignition sources should be prevented.

•

Purging of hydrogen systems should be performed with an inert gas such as nitrogen.

•

Venting of hydrogen should be done according to standards and regulation.

•

Because the hydrogen flame is invisible, special flame detectors are required.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company’s executive office is located at:

680 – 1285 West Broadway, Vancouver, B.C. CANADA V6H 3X8

Telephone: (604) 734-7488

Facsimile: (604) 734-7484

E-Mail: stuartlew@powernova.com

Website: www.powernova.com

The contact person is Stuart Lew, Chief Executive Officer

The Company's fiscal year ends May 31st.

The Company has 50,000,000 common shares without par value authorized.  At 5/31/04, the end of the Company's most recent fiscal year for which audited financial statements are available; there were 40,970,175 common shares issued and outstanding. As of 2/28/05 there were 40,970,175 common shares issued and outstanding.

History and Development

PowerNova was incorporated in British Columbia on October 6, 1986, under the name of Aqua 1 Beverage Company Inc. It was later proposed that the Issuer continue from the Province of British Columbia to the Canadian federal jurisdiction; however, management never took this action. On October 23, 2001 the shareholders of Aqua 1 approved a special resolution to change the name of the Issuer to PowerNova Technologies Corporation. On September 11, 2003, the name of the Issuer was officially changed from Aqua 1 Beverage Company Inc. to PowerNova Technologies Corporation.

The Issuer was engaged in the manufacture and distribution of beverage products until 1999. In 1999, management felt that market conditions in the beverage industry limited the potential and the profitability of the Issuer. As a result, the Issuer’s management made the decision to evaluate opportunities to diversify or change the Issuer’s business. Aqua 1 Beverage Company, Inc., PowerNova’s predecessor, was initially involved in the acquisition of Hydrogen Production Technologies Corp. (“HPTC”), a newly incorporated British Virgin Island company beneficially owned by Dr. Koridze and Mr. Oralbekov,  through a share exchange.

Dr. Avtandil A. Koridze, the current Vice President and a current Director of PowerNova, Head of the Laboratory of Organometallic Cluster Chemistry at the Institute of Organometallic Compounds of the Russian Academy of Sciences, Moscow, discovered a method of hydrogen production with no emission of carbon dioxide in 1997 (the “Process”). Due to a lack of government funding for the Process, Mr. Bakytzhan Oralbekov, the current President of PowerNova, who was acquainted with Dr. Koridze’s work through previous dealings, began to privately fund Dr. Koridze’s research and development work on the Process. The funding was carried out through Riaks Ltd. (“Riaks”), a private Russian company beneficially owned by Mr. Oralbekov. Thereafter, Mr. Oralbekov and Dr. Koridze agreed to work together with the goal of completing the necessary research and development work and ultimately commercializing the Process.

The research is being performed in two laboratories both under the supervision of Dr. Koridze; one of the laboratories is at the Russian Academy of Sciences, Moscow and the other is at the State University of Tbilisi in Tbilisi, Georgia. The scientists at both laboratories have been working on the development of the Process under the direction of Dr. Koridze based on a new type of catalyst that allows for rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes. The synthesis of the catalyst formulation is expected to provide the highly active and selective catalyst required for commercial production of hydrogen.

On April 21, 2000, Riaks entered into an agreement with the State University of Tblisi to conduct research and development work on the Process (the “Tblisi Agreement”. Pursuant to the Tblisi Agreement, the State University of Tblisi agreed to allow research and development work to be conducted at its facilities for a payment of US$4,000 which has been paid.

On June 13, 2000, Riaks agreed to transfer all its interests in the Process to PowerNova Energy Ltd. (“PE”), a newly established British Columbia company equally owned by Riaks and PowerNova. A condition to the vesting of PowerNova’s 50% interest in PE was that PowerNova provide funds of US$500,000 for research and development of the Process.

On October 13, 2000, HPTC entered into an agreement with the Russian Academy of Sciences (“RAS”) to conduct research and development on the Process (the “RAS Agreement”). Pursuant to the RAS Agreement, the Russian Academy of Sciences agreed to allow research and development work to be conducted at its facilities for a payment of US$25,000 of which US$20,000 has been paid. The remaining US$5,000 is to be paid upon completion of the research and development program.

On November 3, 2000 PowerNova and the owners of the Process entered into the Share Exchange Agreement pursuant to which PowerNova would acquire 100% of the rights to the Process in consideration for the issuance of 16,200,000 shares of PowerNova and payment of US$100,000 cash (previously paid pursuant to the June 13, 2000 agreement). At the time of the November 3, 2000 agreement, Dr. Koridze’s beneficial interest in the Process was held in trust by Mr. Oralbekov and Riaks. The November 3, 2000 agreement replaced the June 13, 2000 agreement between Riaks and PowerNova. The parties believed that the revised corporate structure, wherein PowerNova would hold 100% of the interests in the Process, would be more readily accepted by the investment community and enhance the ability to raise further capital for the project.

On February 28, 2001 Riaks assigned to Koridze and Oralbekov all its rights to the Process and to the RAS Agreement. Much like the rationale behind the November 3, 2000 agreement, the parties believed that having two separate companies (Riaks and HPTC), incorporated in two different jurisdictions (Russia and the British Virgin Islands), both holding interests in the Process, was overly complicated and unnecessary. Subsequently, Dr. Koridze and Mr. Oralbekov, became the sole owners of all the rights to the Process and to the RAS and Tblisi Agreements.

On June 21, 2001 PowerNova and the owners of the Process agreed to amend the November 3, 2000 Share Exchange Agreement by extending the date for completion of the acquisition and increasing the share consideration to 17,950,000 shares of PowerNova. Also, on June 30, 2002, the Share Exchange Agreement was further amended by extending the deadline for completion of the acquisition to October 30, 2002.

The June 30, 2002 Share Exchange Agreement expired on October 30, 2002 and was replaced by an amended Share Exchange Agreement dated November 1, 2002.

On April 25, 2003 PowerNova and the owners of the Process agreed to amend the November 1, 2002 Share Exchange Agreement by extending the date for completion of the acquisition and increasing the share consideration to 20,000,000 shares of PowerNova.

On October 30, 2003 the Company announced that the acquisition of the Process from Koridze and Oralbekov had been completed.

The acquisition is summarized as follows: The Issuer agreed to acquire the Process from Mr. Bakytzhan Oralbekov and Dr. Avtandil Koridze. As consideration for the acquisition, the Issuer agreed to issue to Dr. Koridze and Mr. Oralbekov, an aggregate 20,000,000 common shares of the Issuer. The acquisition was effected through a Share Exchange Agreement dated November 3, 2000 as amended June 30, 2002. In addition to issuing the common shares, the Issuer agreed to issue to Dr. Koridze and Mr. Oralbekov a further 9,000,000 common shares upon the Issuer achieving revenues of $10,000,000 as a direct result of the commercialization of the Process provided such revenues are achieved with ten years of completion of the acquisition.

The incentive bonus expires on October 30, 2013.

Research and development work on the Process continues to be undertaken at the Russian Academy of Sciences in Moscow, Russia, pursuant to the terms of the RAS Agreement. PowerNova is in the process of completing research and development work on the Process and plan to conduct tests on the Process, establish a working prototype utilizing the Process and implement a marketing strategy with the goal of commercializing the Process for one or more applications.

Management believes that there could be more than one application for the Issuer’s technology although a viable application might not be identifiable:

1.

Alpha-olefin manufacturing: research and development may be completed during the first half of 2006. A prototype may be constructed in the second half of 2006. The technology may be ready for licensing and generating royalty revenue for alpha-olefin production in the first quarter of 2007.

2.

Hydrogen production: research and development may be completed in the first half of 2007 and the construction of a prototype may be available by the second half of 2007. Due to the cost uncertainty at this time, it is difficult to estimate the competitiveness with the current hydrogen production technology for existing hydrogen markets.

The Company's Common Shares were listed on the TSX Venture Exchange under the symbol “AQB” until June 20, 2003. The Company’s shares were delisted from the TSX Venture Exchange on June 20, 2003 for failure to pay the Exchange’s sustaining fees. The Board of Directors of the Company elected not to pay the sustaining fees, as they did not wish the Company stock to trade on the TSX Venture Exchange.

Capital Expenditures

1998: $2,960.00

1999: Nil

2000: $6,384.00

2001: Nil

2002: Nil

2003: Nil

2004: Nil

Industry Overview

Like the fuels we use today, there are hazards associated with hydrogen's handling and use. For decades though, industry has demonstrated that hydrogen can be used safely in a wide variety of applications and conditions by employing proper safety controls. Safety considerations associated with handling hydrogen include fire, explosion, and asphyxiation.

The self-ignition temperature of hydrogen is 550 degrees Celsius. Like any fuel, the safe handling of hydrogen requires that the three necessary conditions for combustion be prevented. The wide flammability ranges of hydrogen imply that a mixture of hydrogen and air might ignite more easily than other fuels. Consequently, the following precautions must be adhered to:

•

Hydrogen should not be mixed with air.

•

Contact of hydrogen with potential ignition sources should be prevented.

•

Purging of hydrogen systems should be performed with an inert gas such as nitrogen.

•

Venting of hydrogen should be done according to standards and regulation.

•

Because the hydrogen flame is invisible, special flame detectors are required.

Hydrogen can be used to power fuel cells in motor vehicles, residential and industrial stationary power plants and battery powered consumer products. (Source: Hydrogen Energy Fact Sheet, National Energy Education Development Project, Reston, VA 20195) Abundant in the universe, hydrogen combines with other elements to form compounds and is produced by separating the elements that it is attached to. In industrial applications, high temperature steam (between 700 – 900o C) separates hydrogen from carbon atoms in natural gas (CH4). This method of hydrogen production is called steam reforming.

Other than steam reforming, coal gasification and electrolysis of water, there are currently no commercially viable hydrogen production technologies in the consumer or mass market. (Source: Transition To A Hydrogen Based Energy System: The Next Ten Years)

Management believes that hydrogen powered fuel cells could be utilized in the future. However, hydrogen gas is expensive to produce and is not widely available. Hydrogen is also difficult to store and low in energy density thereby commonly requiring large, bulky storage tanks.

Management anticipates that upon completion of the Issuer’s research and development, the Process will produce hydrogen from fuel in a low temperature reaction (about 200 degrees Celsius).  It is management’s belief that PowerNova’s Process, if proven commercially viable, may enable the efficient production of hydrogen by a chemical reaction that has zero carbon dioxide emissions.

PowerNova’s approach may utilize an unique process of hydrogen production that overcomes some of the inherent drawbacks of conventional steam reforming. Steam reforming requires a much higher reaction temperature than the reaction proposed by PowerNova (between 700 – 900o C versus less than 200o C). This higher temperature requires more energy to be used and is therefore more expensive that a lower temperature reaction. Although still in development, management expects that PowerNova’s solution may produce hydrogen in a process significantly less costly than steam reforming while at the same time eliminating carbon dioxide emissions from the vehicle.

Hydrogen (H) does not exist by itself on earth; it is combined with other elements such as oxygen (H2O or water) or carbon such as methane (CH4) or petroleum. Hydrogen is classified as a secondary source of energy, or an energy carrier that can be used to store, move and deliver energy in a practical way. It has many applications and can be used for transportation, heating and power generation, making it a versatile form of energy carrier. Moreover, it has the highest energy content per unit of weight (52,000 British Thermal Units per pound) of any known fuel, which makes it an extremely efficient source of energy. (Source: Hydrogen Energy Fact Sheet, National Energy Education Development Project, Reston, VA 20195)

A fuel cell relies on chemistry, not combustion, to produce power. Inside the fuel cell, hydrogen passes over one electrode and oxygen passes over the other; a process that generates electricity, water and heat. Fuel cells can power cars, heat homes, light cities, and provide electricity to laptop computers and cell phones. Source: Hydrogen Energy Fact Sheet, National Energy Education Development Project, Reston, VA 20195)

Currently, in the transportation industry, automakers have two main fuel choice options which utilize hydrogen: either produce the hydrogen on the ground and then store it on board the vehicle (the direct hydrogen option) or produce the hydrogen on the vehicle by means of a tiny on board hydrogen plant (the on board fuel processor option). Each option can produce hydrogen from natural gas, methanol, ethanol, gasoline, or diesel. (Source: Realizing a Hydrogen Energy Future, Hydrogen Technical Advisory Panel, United States Department of Energy, National Renewable Energy Laboratory, Washington D.C.)

In order for hydrogen to be adopted as a power source there are various technical challenges that must be addressed. These challenges include high temperature conversion, emissions, cost and efficiency. There are particular challenges facing its use in transportation applications including safety concerns, size and storage constraints and infrastructure requirements. PowerNova’s Process may be an efficient and high speed chemical reaction which may deliver hydrogen on demand.

In automotive applications, a key issue is storage. Hydrogen is a gas at normal temperatures and can be compressed and stored in cylinders to overcome volume related limitations. It can also be kept as a liquid at temperatures of minus 423.2 degrees Fahrenheit (-423.2oF or -253oC). When cooled to a liquid state, this low-weight fuel takes up 1/700 as much space as it does in its gaseous state. This leads to other problems as the size, volume and temperature requirements for the storage of hydrogen are not yet practical in small scale applications such as motor vehicles. The lack of a distribution system for hydrogen as a transportation fuel, further adds to these challenges. Also, safety is a critical issue as hydrogen is highly volatile. “Direct hydrogen”, or refueling with direct hydrogen, is one option that can be used to overcome the safety issues. It should be recalled that storing hydrogen as a liquid is a difficult process because the hydrogen must be cooled to -423.2o F. Refrigerating hydrogen to this temperature uses the equivalent of 25% to 30% of its energy content, and requires special materials and handling. This makes this option impractical due to efficiency and distribution issues. Additionally, for hydrogen to be competitive to traditional sources of energy, especially on board vehicles, the system must be refueled simply and quickly.  Management believes that PowerNova’s Process may produce hydrogen on demand such that refueling is not an issue to the consumer. Because PowerNova’s Process may use gasoline as a source of hydrogen, the existing infrastructure for the storage and delivery of gasoline may be used for PowerNova’s Process. Using the existing infrastructure may result in a lower cost of hydrogen than competitive technologies which may have to build a new infrastructure for the production, storage and delivery of hydrogen.

The direct hydrogen option also has limitations due to safety concerns and volumetric constraints associated with on-board storage systems. Management believes that on-board fuel processing is the practical alternative. A major benefit is that on-board processors utilize the existing fuel infrastructure and are a practical approach.

In automotive applications, a key issue is storage. Hydrogen is a gas at normal temperatures and can be compressed and stored in cylinders to overcome volume related limitations. It can also be kept as a liquid at temperatures of minus 423.2 degrees Fahrenheit (-423.2oF or -253oC). When cooled to a liquid state, this low-weight fuel takes up 1/700 as much space as it does in its gaseous state. This leads to other problems as the size, volume and temperature requirements for the storage of hydrogen are not yet practical in small scale applications such as motor vehicles. The lack of a distribution system for hydrogen as a transportation fuel, further adds to these challenges. Also, safety is a critical issue as hydrogen is highly volatile. “Direct hydrogen”, or refueling with direct hydrogen, is one option that can be used to overcome the safety issues. It should be recalled that storing hydrogen as a liquid is a difficult process because the hydrogen must be cooled to -423.2o F. Refrigerating hydrogen to this temperature uses the equivalent of 25% to 30% of its energy content, and requires special materials and handling. This makes this option impractical due to efficiency and distribution issues. Additionally, for hydrogen to be competitive to traditional sources of energy, especially on board vehicles, the system must be refueled simply and quickly.  Management believes that PowerNova’s Process may produce hydrogen on demand such that refueling is not an issue to the consumer. Because PowerNova’s Process may use gasoline as a source of hydrogen, the existing infrastructure for the storage and delivery of gasoline may be used for PowerNova’s Process. Using the existing infrastructure may result in a lower cost of hydrogen than competitive technologies which may have to build a new infrastructure for the production, storage and delivery of hydrogen.

The direct hydrogen option also has limitations due to safety concerns and volumetric constraints associated with on-board storage systems. Management believes that on-board fuel processing is the practical alternative. A major benefit is that on-board processors utilize the existing fuel infrastructure and are a practical approach.

#

Hydrogen, however, will need to be produced on demand in a dynamic process which is, currently, not viable. Management believes that the Process may generate hydrogen at a price that may be competitive with existing fuels and therefore commercially viable. A concern is that on-board processing does not usually have the long-term societal benefits of direct hydrogen, as it is not typically a zero emissions process.

The Market

Marketing efforts will not begin until the technology is ready to be licensed. It is managements’ opinion that this may occur during the first quarter of 2007.

It is anticipated by the Company's Management that the Process may be suitable for the production of hydrogen for various applications. These applications include the production of hydrogen to power fuel cells in transportation, stationary and portable, as well as the production of hydrogen and alpha-olefins for industrial and chemical uses.

Vehicles powered by fuel cells are an alternative to those powered by internal combustion engines. Fuel cells are more efficient and less polluting than internal combustion engines in part because they use hydrogen as a fuel. The high efficiency, very low (or zero) emissions, and other favorable characteristics of fuel cells (such as fuel flexibility, low noise and vibration) create significant market opportunities for fuel cells over the entire range of transportation applications.

Transportation Markets:

The transportation market can be divided into Light Duty Vehicles (LDV), Heavy Duty Vehicles (HDV) and buses. According to a report by the Canadian investment dealer Goepel McDermid in August of 2000, there were 37 million LDVs sold globally every year representing an annual market of approximately US$800 billion. Goepel McDermid research also conducted analysis of the DMP (Discounted Market Potential) for various fuel cell adoption scenarios over the 20-year period from 2001-2020. The uncertainty relates to the adoption rate, which can be influenced by a wide number of factors including legislation, oil prices and the development of new technologies, as well as the elimination of constraints.

Target Market	Adoption Scenario (U.S. $ billion)
	Slow	Base	Fast
Light duty vehicles	300-350	350-400	400-450
Heavy duly vehicles	100-15	150-200	200-250
Buses	7-9	9-10	10-12

PowerNova’s technology may address the needs of the transportation industry, particularly the needs of fuel cell powered LDVs. The market potential for the Process is closely correlated to the adoption and penetration of fuel cells and their requirement for hydrogen delivery systems.

Stationary Markets

Similar to the transportation markets, the stationary markets have been marked by several trends that have paved the way for the hydrogen economy. These trends include increasing demand, demand for uninterrupted power, deregulation and higher environmental standards.

There is also an increasing demand for clean and uninterrupted “premium” power.  This market is ideally served by micropower stations as this virtually eliminates the fluctuations in power that has plagued centralized generating stations. Consumers in this sector include data centers, Internet service providers, chip fabricators, and stock exchanges.

The generation of power supplied by large power plants with capacity greater than 50MW has probably peaked, as there is a worldwide trend toward the smaller micro-generating stations. These stations are increasingly incorporating hydrogen-powered fuel cells to generate power. By 2010, it is estimated that 16 GW of capacity will be from such plants.

Goepel McDermid research has also conducted analysis of the DMP for various adoption scenarios of demand for energy generated from new energy technology products over the 20 year period from 2001 to 2020.

Target Market	Adoption Scenario (U.S.$ billion)
	Slow	Base	Fast
Residential	50-70	70-90	100-130
Commercial/ Industrial	90-120	135-155	155-190

Industrial Markets

PowerNova’s Process, if proven successful, also may have applications in other industries, including conventional petroleum and natural gas processing. Linear alkanes are byproducts from both these processes, but because of their low value they are simply used as a fuel.  However, with the Process, a simple, low temperature conversion of the linear alkanes to alkenes plus hydrogen may be possible. Alkenes are of much higher value since they are the precursors to many chemicals and polymers. In addition, the production of hydrogen from this step would give refiners the ability to process greater quantities of heavy crudes. The supply of hydrogen to refineries is of increasing importance as world stocks of light crudes decline and heavy oil production (e.g. the Canadian oil sands) increases significantly.

Marketing Plans and Strategies

The Company plans to generate revenues from licensing, and through royalties from manufacturers and energy companies utilizing the Process. The Company has no current plans to manufacture products or equipment that can utilize the Process. The Company intends to focus on its core competencies in the research and development of hydrogen production technology. However, the Company will continue to monitor and assess all opportunities to maximize the value of its technology. These paths may include alliances, strategic partnerships, merger or acquisition of or with established energy companies, catalyst manufacturers or automobile/transportation companies.  Due to management’s strategy to license the PowerNova Process, funding to engage in this strategy are minimal.

Given the nature of the Company’s technical advancements and the potential applications, it may be necessary to enter into licensing arrangements, strategic alliances and joint ventures that may strengthen its position and allow it to influence the adoption of the production process in order to maximize long-term profitability.

The market for the Process can be divided into stationary, transportation, portable and the chemical industry. The immediate market may be the stationary, chemical and the transportation sectors. In the stationary industry, the focus will be on, first, distributed generation, then centralized power plants as well as appliances. Remote and premium power users will be targeted first. Potential alliances may include various utility companies, power plants and appliance companies.

In the transportation industry, auto manufacturers with fuel cell programs require hydrogen for fuel. Fuel cell companies also need an economical source or hydrogen. PowerNova’s Process may be marketed to these companies as well as oil and gas companies because the Process may use hydrocarbons as a source of hydrogen.

In the chemical industry, the production of a number of fundamental chemicals such as alpha-olefins and hydrogen may be areas of the Process’ potential implementation. Alpha-olefins are used in the manufacture of polymers, paints, adhesives and detergents.  Two major factors may lead to the adoption of the technology in the chemical sector: economic effectiveness of the Process and its nonpolluting nature.

The Company plans to use a variety of marketing strategies to promote awareness of its hydrogen production process. Marketing and promotional efforts will focus on furthering understanding of the Process and its potential applications.

Marketing efforts will include:

(a)

Branding and positioning: developing corporate identity, visual identity, positioning and developing necessary marketing tools.

(b)

Increasing awareness of the Company and its production process by:

•

participating in trade shows;

•

participating and presenting at related conferences;

•

publication in peer reviewed chemistry, science, technology, transportation, stationary, fuel cell, energy, new energy, hydrogen energy, and environment sources in print and new media;

•

disseminating news releases;

•

joining related groups and communities such as Fuel Cell 2000, California Fuel Cell Partnership, California Hydrogen Business Council, US Fuel Cell Council, and the Hydrogen and Fuel Cell Investor;

•

participating in and contributing to community and environmental causes;

•

maintaining a strong government relations strategy to recruit government support and influencing related government regulations in support of PowerNova’s Process;

•

integrating a sophisticated e-Strategy to maximize outreach and efficiency. This will include: web presence with an interactive website registered with all major international search engines; and linking with related websites, news groups, and online information providers in hundreds of various related sources.

(c)

Demonstrating the process by operating and testing first at trade shows.

(d)

Developing alliances with industry leaders in the oil industry, auto manufacturing, home appliance and power generation manufacturers and fuel cell companies to aggressively market the production process upon completion of development.

(e)

Direct recruiting and negotiations with potential customers.

(f)   Building strong customer relations.

Competition:

Overview

The Company believes that it may have competition from other alternative energy sources, conventional energy sources and other hydrogen production technologies.

There are corporations, national laboratories and universities in North America, Europe and Asia that possess hydrogen production technologies and/or are actively engaged in the development and manufacture of such technologies. Many of these organizations have significant resources, including market power and financial strength that give them considerable competitive advantages.

Competitive Developments

Highlights of recent key competitive developments in hydrogen production industry are outlined below:

•

Northwest Polar Systems (NPS) has demonstrated a new fuel processor technology that converts diesel into high-purity hydrogen.

•

Shell hydrogen and dbb fuel cell engines (Xcellsis) have successfully developed and tested a prototype gasoline reformer based on Shell’s catalytic partial oxidation (CPO) to produce hydrogen for fuel cell applications in cars. Because of its high costs, further research will focus on a methanol reformer as its first priority.

•

Epyx Corp. developed and tested a compact, on-board processor that converts gasoline or alternative fuels into hydrogen-rich fuel.

•

Royal Dutch/Shell and United Technologies formed a joint venture to develop, manufacture and sell fuel processors. They are pursuing different aspects of fuel processor development and are targeting applications in road transport, power generation and retail outlets.

•

Ford and Mobil formed a joint venture to develop an on board fuel processor.

Plan of Operations

Through the first six months of Fiscal 2006, the Company plans to continue its research and development work involving the development of a new type of catalyst which may allow the rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes to occur. Management believes that if this catalyst is discovered the resulting formulation may make available the catalyst required for the commercial production of hydrogen. The goal of the catalyst is create a chemical reaction to break the bond between hydrogen and carbon in hydrocarbons so that the by-products of the reaction may be used in commercial applications. Establishing a completion date for the research and development is currently unrealistic due to the nature of the work involved. The inventor of PowerNova’s Process is doing pioneering work in these chemical processes and thus cannot determine when he will finish.

This work is being conducted in Russia at the Russian Academy of Sciences in Moscow and at the State University of Tbilisi under the direction of Dr. Avtandil Koridze, a Vice President of the Company. The technical challenge of achieving a commercially viable chemical catalyst to produce hydrogen and alpha-olefins is being addressed by the research and development program lead by Dr. Koridze, PowerNova’s Chief Technology Officer, Vice President of Research and Development, and the inventor of PowerNova’s Process. Dr. Koridze is an expert in the field of organo-metallic chemistry and has published over 150 peer reviewed articles in international chemical journals.

#

Management of PowerNova believes that Dr. Koridze’s expertise, and the expertise of his lab team, may result in a commercial viable technology.

If the research and development is successful, and there is no guarantee that it will be successful, the Company plans to have the results evaluated by an independent source to determine the commercial feasibility of the process. Management has already contacted Nexant Chemsystem, a consulting firm that specializes in working with clients engaged in the energy market and described their work to them.  Based on these discussions, representatives of Nexant Chemsystems have expressed an interest in examining the Company’s results.

The current salaries associated with the research and development total are only $3,500 per month because the work is being carried out in Russia.  Because of this, management believes that the cost of completing the work is $30,000.00. (Private placements by management and existing shareholders continue to fund our research. Also, outside sources of financing are being undertaken by relationships established with corporate finance firms.)

Under U.S. GAAP, the Issuer would have received a going concern opinion because there is substantial doubt as to the Issuer’s ability to continue as a going concern. The Issuer has no revenues. Management plans to finance the future research and development work by way of private placement financings to residents of Canada.

Source of Funds for Fiscal 2004/2005

The Company currently has no current source of revenue from operations. Any additional funding may come from either the issuance of share capital or loans to the Company by management. The Company cannot provide any assurances that it will be successful in raising funds to continue its operations in the future.

To date, the following members of management have participated in private placements of the Company during the past five years:

            ________________________________________________________________

Name of Member of Management & Position	Units of Private Placement Purchased	Total Purchase Price (Canadian dollars)
Stuart Lew, C.E.O.	442,450	$176,980
Bakytzhan Oralbekov, President	125,000	$50,000
Phillip Webber, C.F.O.	25,000	$10,000

            ________________________________________________________________

The minimum amount of funds required for the 2006 fiscal year is $100,000. This amount will continue the research and development program at the Russian Academy of Sciences in Moscow, Russia and contribute to the costs of Company administration. This money will be raised through loans from Company principals and private placements. $1.5 million is being sought by the Company to move its lab and scientists to Canada. This $1.5 million will fund our Canadian lab for the 2006 fiscal year.

As of July 5, 2005, no funding has been received through our association with Turquoise International Limited.

Anticipated Changes to Facilities/Employees

Management does not anticipate any changes to the current facilities and employees as the Company remains in the research and development stage.  All of the research and development continues to be done at the Russian Academy of Sciences which is located in Moscow, Russia.

United States vs. Foreign Sales/Assets

The Company has generated no sales revenue in the United States.

For the past three years all of the Company’s assets were located in Canada and Russia.

Seasonality

Seasonality has no impact upon the operations of the Company.

Dependency upon Patents/Licenses/Contracts/Processes

The Company has applied for a patent at the United States Patent and Trademark Office and the World Intellectual Property Office located in Geneva, Switzerland. The Company’s hydrogen production technology is proprietary and its value depends on patent protection. The patent application claims a method of using a polynuclear organometallic compound to cyclically store and release hydrogen that is novel and unobvious over the prior art of record. The development of the invention is not completed yet, however, upon completion it will be protected by the patent that is being applied for.

Sources/Availability of Raw Materials

The Company’s technology is a chemical catalyst and its raw materials are supplied by  Sigma Aldrich and other chemical companies. The chemicals are regularly stocked items, are not difficult to obtain and the chemical prices are not volatile. Sigma Aldrich supplies the Company with chemicals such as chloro di-isopropylphosphine, cyclohexadiene, cyclohexyl chloride, ruthenium chloride hydrate, cyclooctene, di-tert-butylphosphine. The Company has an account with Sigma Aldrich.

Material Effects of Government Regulations

The laws and regulations in Russia and Georgia differ greatly from North America and there is an inherent risk of doing business in Russia and Georgia. Changes in Russian and Georgian laws and regulations and the interpretation of those laws and regulations may adversely affect our research and development program. There is also the risk of the retroactive application of new laws.

4.C. Organization Structure

4.D.  Property, Plant and Equipment

The Company’s administrative and executive offices are located in rented premises of approximately 1000 sq. ft. at 1285 West Broadway, Suite 680, Vancouver, B.C. CANADA V6H 3X6. The Company began occupying the administrative and executive offices in November of 2003. Prior to that the Company was located at 230-1501 West Broadway also in Vancouver, British Columbia.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 5/31/2004, 5/31/2003, and 5/31/2002 should be read in conjunction with the financial statements of the Company and the notes thereto.

Financing Time Line

---No Disclosure Necessary---

Recent Events

---No Disclosure Necessary---

Results of Operations

#

Nine Months Ended February 28, 2005 vs. Nine Months Ended February 28, 2004

PowerNova Technologies Corporation reported a net loss of $169,389 for the nine months ended February 28, 2005 compared to a net loss of $84,553 for the nine months ended February 28, 2004.  General administration expenses for the nine months ended February 28, 2005 were $169,389 compared to $84,553 during the nine months ended February 28, 2004, an increase of $76,836.  The increase was primarily due to the rise in consulting fees.

During the nine months ended February 28, 2005, the Company had no revenues and during the nine months ended February 28, 2004, the Company also had no revenues.

Fiscal 2004 Ended May 31, 2004  vs. the Fiscal 2003 Ended May 31, 2003

PowerNova Technologies Corporation reported a net loss of $253,165 for the fiscal year ended May 31, 2004 compared to a net loss of $263,588 for the fiscal year ended May 31, 2003.  General administration expenses for the fiscal year ended May 31, 2004 were $250,548 compared to $323,962 during the prior fiscal year, a decrease of $73,414.  The decrease was primarily due to significant cost reductions in most expense categories, offset by increased consulting and professional fees. The largest changes occurred in the following expense categories:

a.

Wages and benefits: Down $117,723

b.

Rent: Down $10,449; and,

c.

Telephone expenses: Down $4,304.

d.

Consulting fees:  Up $35,514

e.

Legal, accounting, and audit fees:  Up $26,312

During the fiscal year ended May 31, 2004, the Company had no revenues and during the fiscal year ended May 31, 2003, the Company also had no revenues.  All of management’s efforts during these fiscal periods were concentrated on the acquisition of all the issued and outstanding share capital of Hydrogen Production Technologies Corporation, as described earlier in this document.

Fiscal 2003 Ended May 31, 2003  vs. the Fiscal 2002 Ended May 31, 2002

The Issuer reported a net loss of ($263,588) for the fiscal year ended May 31, 2003 compared to a net loss of ($358,654) for the fiscal year ended May 31, 2002. The lesser net loss, which occurred during Fiscal 2003, was the direct result of expenses being either reduced substantially or eliminated entirely during Fiscal 2003. This occurred because the funding of the research and development of the Process were turned over substantially to PowerNova Technologies Corporation in anticipation of the impending acquisition.

Fiscal 2002 Ended May 31, 2002  vs. the Fiscal 2001 Ended May 31, 2001

The Issuer reported a net loss of ($358,654) for the fiscal year ended May 31, 2002 compared to a net loss of ($590,531) for the fiscal year ended May 31, 2001.  Since the Issuer was formed during Fiscal 2001 (September 6, 2000) the expenses in each category varied during the two periods. The recovery of accounts payable of $61,542 contributed to the lower net loss. Also, a reduction in legal and accounting expenses of $45,236 occurred. Wages; however, increased by $70,449 because of the higher level of activity in research and development. Consulting fees increased by $97,915 due to additional management personnel.

Fiscal 2001 Ended May 31, 2001  vs. the Fiscal 2000 Ended May 31, 2000

The net loss for the fiscal year ended May 31, 2001 was ($590,531) as compared to net income for the fiscal year ended May 31, 2000 of $74,160. General and administrative expenses for the fiscal year ended May 31, 2001 were $596,006 compared to $167,815 during the prior fiscal year, an increase of $528,191.

The difference between the two fiscal periods in questions was attributable primarily to the following three factors:

a.

During Fiscal 2000 the Company realized net income from discontinued operations in the amount of $141,975 as compared to only $5,475 during Fiscal 2001 when the Company’s beverage related operations were essentially wound down;

b.

During Fiscal 2001, the Company wrote off an advance to Riaks in the amount of $149,624. (The Company had entered into an agreement dated June 13, 2000 with Riaks, a corporation based in Moscow, Russia, pursuant to which all rights, title and interest in Riak’s hydrogen production technology was assigned and transferred to Powernova Energy Ltd., a private company in which Aqua 1 was to acquire a 50% ownership interest in consideration for payments to Riaks aggregating US$500,000.  Under this initial agreement, the Company had advanced US$100,000 to Riaks.  The agreement was then restructured in a manner whereby Riaks assigned all of the intellectual property rights to Koridze and Oralbekov. The Company subsequently entered into an agreement with Koridze and Oralbekov whereby the Company would issue 17,950,000 shares (at a deemed value of $0.50 per share) to the owners of the Process in order to acquire 100% of the Process. Concurrent with entering into the agreement with the owners of the Process, the Company wrote off the prior advance which it had given to Riaks.)

c.

The Company also paid consulting fees during Fiscal 2001 in the amount of $218,669 as compared to only $10,787 during Fiscal 2000. The consulting fees were paid to C.E.O. Stuart Lew ($96,000), President Bakytzhan Oralbekov ($28,067) and C.T.O. Avtandil Koridze ($41,445). The balance of $53,157 was paid to employees who were not officers or directors.

Liquidity and Capital Resources

The final US$5,000 due to the Russian Academy of Sciences has not been paid as the research and development program has not been completed. In the opinion of management, successful completion of the research and development program may result in PowerNova’s Process having marketable industrial value. This value can be used to raise debt or equity capital to further the Company’s goals of maximizing this value through licensing and sales.

The Company continues to rely on private placements and loans by Company management to fund its operations. If the completion of the research and development program does not result in a technology or process that has marketable industrial value, Company management may consider a financial reorganization of the Company in order to position itself for other business opportunities.

The Company has used Special Warrants private placements to raise capital. Each Special Warrant was comprised of one common share and one share purchase warrant. The share purchase warrant allows the holder to purchase a common share at C$1.00. The share purchase warrant expiry dates are listed in the schedule in Table 14 below. As of July 1, 2005, there were no Special Warrants outstanding.

The Company does not have any off-balance sheet arrangements or contractual obligations.

Fiscal 2004 Ended May 31, 2004

As at May 31, 2004, the Company had an accumulated deficit of ($5,985,408) and a working capital deficit of ($557,654).

The Company had a cash and cash equivalent position at May 31, 2004 was $4,206.

The Company issued 21,725,773 shares during Fiscal 2004 pursuant to the acquisition of the Process technical rights as to 20,000,000 shares and conversion of special warrants as to 1,725,773.

Cash Used for Operating Activities by the Company during Fiscal 2004 was ($64,045) including the net loss for the fiscal year of ($253,165). The adjustments for the fiscal year were: amortization of the purchase of the powernova.com website domain; computer equipment and office equipment in the amount $3,286. Changes in non-cash working capital were $185,834 due to a net increase in related and unrelated amounts payable of $185,387 and a decrease in goods and services tax receivable in the amount of $472.

Cash Used for Investing Activities by the Company during Fiscal 2004 totaled nil.

Cash Provided by Financing Activities to the Company during Fiscal 2004 was $56,340 and consisted entirely of the issuance of 27,450 special warrants and the receipt of share subscriptions of $45,360 for exercise of 251,998 share purchase warrants.

The special warrant holders have consented to the advance of their funds by the Company to the owners of the Process and this advance will be assigned to the special warrant holders should the Company not file a prospectus or, should the business combination not be effected, the special warrants shall be deemed to be terminated and the Company shall have no further liability to the special warrant holders for the funds advanced to the owners of the Process or for the conversion of the special warrants to common shares.  In such event, the special warrant holders sole recourse for repayment of such advances shall be the owners of the Process. Each special warrant is convertible into a unit consisting of one common share and one share purchase warrant of the Company upon the issuance of a final receipt for a prospectus to be filed by the Company.  Each share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of $1.00 per share.

Fiscal 2004 Ended May 31, 2003

As at May 31, 2003, the Company had an accumulated deficit of ($5,732,243) and a working capital deficit of ($364,115).

The Company had cash and cash equivalent position at May 31, 2003 was $11,911.

No common shares were issued during Fiscal 2003.

Cash Used for Operating Activities by the Company during Fiscal 2003 was ($32,268) including the net loss for the fiscal year of ($263,588). The adjustments for the fiscal year were: amortization of the purchase of the powernova.com website domain; computer equipment and office equipment in the amount $6,690 and a recovery of accounts payable in the amount of ($57,379). This recovery resulted from the extinguishment by current management of certain accounts payable balances related primarily to its prior business, which had remained unpaid for several years without any claims being made by these creditors against The Company. (There is no assurance that formal claims will not be made against the Company for some or all of these balances in the future.) Changes in non-cash working capital was $278,009 and consisted of increase in related and unrelated amounts payable and goods and services tax receivable in the amount of ($1,384).

Cash Used for Investing Activities by The Company during Fiscal 2003 totaled ($15,973) which consisted entirely of advances to Hydrogen Production Technologies Corporation.

Cash Provided by Financing Activities to The Company during Fiscal 2003 was $59,829 and consisted entirely of the issuance of 149,573 special warrants for cash.

The special warrant holders have consented to the advance of their funds by the Company to the owners of the Process and this advance will be assigned to the special warrant holders should the Company not file a prospectus or, should the business combination not be effected, the special warrants shall be deemed to be terminated and the Company shall have no further liability to the special warrant holders for the funds advanced to the owners of the Process or for the conversion of the special warrants to common shares.  In such event, the special warrant holders sole recourse for repayment of such advances shall be the owners of the Process. Each special warrant is convertible into a unit consisting of one common share and one share purchase warrant of the Company upon the issuance of a final receipt for a prospectus to be filed by the Company.  Each share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of $1.00 per share.

Recent Accounting Pronouncements Applicable to Us

During 2001, the United States Financial Accounting Standards Board issued, amongst other standards, FAS 141 – “Business Combinations”, FAS 143 – “Accounting for Asset Retirement Obligations,” and FAS 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets.” FAS 141 and FAS 144 come into effect on April 1, 2002 and FAS 143 comes into effect on April 1, 2003.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144.  Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues.  Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset.  SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale.  The adoption of SFAS 144 on July 1, 2002 is not expected to have a material impact on our financial position or results of operations.

On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145"").  Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 on May 15, 2002 is not expected to have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities.  SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract.  SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 will be effective for exit or disposal activities of the company that are initiated after December 31, 2002 and is not expected to have a material impact on our financial position or results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

July 1, 2005

Name and Position	Age	Date of First Election or Appointment
Avtandil Koridze, Director and Vice President Stuart C. Lew CEO/Director/Co-Chairman	65 46	February 2001 October 1986
Bakytzhan Oralbekov, President/Director/Co-Chairman (1) (2)	30	November 2000
Phillip Webber, CFO/Director (1) (2)	50	September 2000
William Kaska, Director (1)	65	February 2004

_____________________________________________________________________________

______________________________________________________________________________

(1)

Member of the audit committee. The Audit Committee is composed of three Directors, one of whom is a non-officer of the Company. The Audit Committee meets at once a year to review the annual audited financial statements and make appropriate recommendations to the Board of Directors based upon their review.

(2)

Not an independent member of the Audit Committee.

Stuart Lew has been the Co-Chairman and Chief Executive Officer of the Issuer since December 1, 2000. He graduated with a Bachelors Degree from the University of Western Ontario. He also received a diploma in Financial Management from BCIT. Mr. Lew has worked full time in his present capacity with the Issuer since October 30, 2003 and prior to that he was the President of Aqua 1 Beverage Corporation.

Bakytzhan Oralbekov has been the President and Co-Chairman of the Issuer since December 1, 2000. He attended Lewis and Clark University, located in Portland, Oregon studying journalism, and graduated in 1991 from the State University of Almati located in Kazakhstan in Business Administration. From 1991 until 1997 he worked for RIK Media, a company headquartered in Kazakhstan, as the company’s journalism representative in Paris France.

Avtandil Koridze has been a Vice President and Director of the Company since February 2001. He is a 1962 graduate of the Moscow Institute of Petrochemical and Gas Industry. In 1969 he received a PhD. Degree in organometallic chemistry from the Moscow Institute of Petrochemical and Gas Industry. In 1988 he became a Doctor of Sciences at the A.N. Nesmeyanov Institute of Organo-Element Compounds of the Russian academy of Sciences, Moscow where he is currently Head of the Laboratory of Organometallic Cluster Chemistry.  He is a specialist in organometallic chemistry of transition metals, having approximately 150 publications in chemical journals, including the Russian Chemical Bulletin, the Journal of Chemical Communications, Organometallic, and the Journal of Organometallic Chemistry.  His fields of specialty include transition metal clusters, activation of hydrocarbons by transition metal complexes, and intermolecular rearrangements in organometallic complexes.

Phillip Webber has been the Chief Financial Officer, Director and Corporate Secretary of the Company since September 2000. He is a Chartered Accountant and a principal of EnAble Performance Inc., an environmental auditing company.  During the period 1989 to 1999, he worked in various positions with B.C. Hydro, most recently as a Financial Services Manager.  Prior to joining B.C. Hydro in 1989, Mr. Webber was an auditor for Price Waterhouse in Vancouver, B.C. and Melbourne, Australia.

William Kaska has been a Director of the Company since February 2004. Dr. Kaska received his Ph.D. at the University of Michigan in 1963 and did a postdoctoral fellowship at Pennsylvania State University.  He has been a professor in the Department of Chemistry and Biochemistry at the University of California Santa Barbara since 1964. He is an expert in the field of organometallic chemistry.

The Executive Officers serve at the pleasure of the Board of Directors.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony/misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Executive Officers.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

6.B.  Compensation

Cash Compensation.  Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Executive Officers of PowerNova Technologies Corporation during Fiscal 2004 ended 5/31/2004 was $188,000.

Table No. 7 details compensation paid/accrued for Fiscal 2004/2003/2002 ended May 31st for the Senior Management.

Table No. 7

Summary Compensation Table

Senior Management

_______________________________________________________________________________

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary and fees	Bonus	Other Annual Comp.	Stock Award	Restricted Options/ SARs	LTIP Payouts	All Other Comp.
Stuart C. Lew, Co-Chairman and CEO	2004 2003 2002	$68,000 $58,000 $56,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bakytzhan Oralbekov, Co-Chairman and President	2004 2003 2002	$68,000 $52,000 $50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Avtandil Koridze, Director, Chief Technology Officer, VP R&D	2004 2003 2002	$52,000 $46,294 $42,130	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

__________________________________________________________________________

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted during this period.

Table No. 8

Stock Option Grants in Fiscal 2004 Ended 5/31/2004

______________________________________________________________________________

Name	Number of Options Granted	Percentage of Total Options Granted	Exercise Price Per Share	Grant Date	Market Value of Securities Underlying Options on Date of Grant Per Share

No stock options were granted during Fiscal 2004

  ____________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2004 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2004

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

_____________________________________________________________________________

_____________________________________________________________________________

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised Number of Unexercised Options at Fiscal Year-end Exercisable and or Unexercisable	In-the-Money Options at Fiscal Year-end Exercisable and/or Unexercisable

No stock options were exercised during Fiscal 2004

_____________________________________________________________________________

_____________________________________________________________________________

Director Compensation.  The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

 Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Change of Control Remuneration.

There are no agreements in place to compensate any of the Directors or Senior Officers in the case of a change of control of the Company.

Other Compensation.  No Executive Officer/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Written Management/Consulting Agreements

There are no management or consulting agreements in place.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- Not Applicable ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee was formed in November of 2002 and met once in Fiscal 2004.  The current members of the Audit Committee are: Bakytzhan Oralbekov, Phillip Webber and William Kaska. Bakytzhan Oralbekov is Co-Chairman and President of the Company, Phillip Webber is Chief Financial Officer of the Company and William Kaska is an independent director.

6.D.  Employees

As of 7/1/2005, the Company had seven employees, including three members of senior management who are also officers of the Issuer.

6.E.  Share Ownership

Table No. 10 lists, as of 7/1/2005, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.

Table No. 10

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

 _____________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Stuart Lew (1)	4,884,442	11.9%
Common	Bakytzhan Oralbekov (2)	8,500,000	20.7%
Common	Avtandil Koridze	8,375,000	20.4%
Common	Phillip Webber (3)	50,000	<1.0%

Common	Total Directors/Officers 5% Shareholders	21,809,442	53.2%

------------------------------------------------------------------------------

#  Based on 40,966,175 shares outstanding as of 7/1/2005 and stock options and warrants held by each beneficial holder exercisable within sixty days.

(1)

Of these shares, 442,450 represent currently exercisable share purchase warrants;

(2)

Of these shares, 125,000 represent currently exercisable share purchase warrants;

(3)

Of these shares, 25,000 represent currently exercisable share purchase warrants;

As of 7/1/2005, the Company had no stock options outstanding.

______________________________________________________________________________

______________________________________________________________________________

Stock Options

The Company currently has no stock option plan; however, a new stock option plan may be presented to shareholders at the next annual general meeting.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 7/01/2005, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Number of Shares of Common Stock	Cdn$ Exercise Price	Date of Grant	Expiration Date

There are no stock options outstanding as of July 1, 2005.

------------------------------------------------------------------------------

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E. and Table No. 10.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; table reflects direct holdings of common shares, refer to Table No. 10 for additional information.

Table No. 12

Changes in Holdings of Major Shareholders

Name	Shares Owned Subsequent to 5/31/2004	Shares Owned 5/31/2004	Shares Owned 5/31/2003	Shares Owned 5/31/2002	Shares Owned 5/31/2001	Shares Owned 5/31/2000

_______________________________________________________________________________________

Stuart Lew	4,884,442	4,884,442	1,745,692	2,466,496	1,699,569	1,274,800
Bakytzhan Oralbekov	8,500,000	8,500,000	Nil	Nil	Nil	Nil
Avtandil Koridze	8,375,000	8,375,000	Nil	Nil	Nil	Nil

_______________________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On July 1, 2005, the shareholders' list for the Issuer's common shares showed 439 registered shareholders and 40,970,175 shares issued and outstanding. Of these shareholders, 94 were resident in Canada holding 15,394,031 shares; 338 were resident in the United States holding 8,392,394 shares; 2 were resident in Russia holding 16,875,000 shares; 4 were resident in Europe and Asia holding 308,750 shares.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 500 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents; Canadian residents; residents of Russia; and, other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Development of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.

  --– No Disclosure Necessary –--

7.B.  Related Party Transactions

Transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. The year end balances, as at May 31, 2004, referred to below are non-interest bearing, unsecured and receivable or payable on demand, and have arisen from the provision of services and expense reimbursements or advances described.

During the year ended May 31, 2004, the Company incurred fees to three executives for a total of $188,000. Stuart Lew, Chief Executive Officer and Co-Chairman is owed $215,251, Bakytzhan Oralbekov is owed $97,508 and Avtandil Koridze is owed $64,936, for fees and funds advanced to the company

During the year ended May 31, 2004, Stuart Lew was charged fees in the amount of $68,000 and Bakytzhan Oralbekov, the President and Co-Chairman of the Company, charged fees in the amount of $68,000.

As a result of the share exchange agreement, Stuart Lew owns 3,250,000 common shares of the Issuer; Bakytzhan Oralbekov owns 8,375,000 common shares of the Issuer; and, Avtandil Koridze owns 8,375,000 common shares of the Issuer.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Issuer in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  As stated above, management believes the transactions referenced above were on terms at least as favorable to the Issuer as the Issuer could have obtained from unaffiliated parties.

Trust Agreements

 ---No Disclosure Necessary---

Shares for Compensation to Shareholders Who Exercised Warrants

 ---No Disclosure Necessary---

Legal Services

 --- No Disclosure Necessary ---

7.C.  Interests of Experts and Counsel

 --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with generally accepted auditing standards in Canada and the United States.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Amisano Hanson Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

On October 30, 2003 the Company announced that the acquisition of the Process rights by the Company had been completed. All of the technology rights to the Process were exchanged for 20,000,000 common shares of the Company. An incentive bonus  will be provided to Dr. Koridze and Mr. Oralbekov of a further 9,000,000 common shares upon the Issuer achieving revenues of $10,000,000 as a direct result of the commercialization of the Process provided such revenues are achieved within ten years of completion of the acquisition.

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

As of 5/31/2004, the authorized capital of the Company was 50,000,000 common shares without par value. As of 5/31/2004, there were 40,966,175 common shares issued and outstanding.  As of 2/28/05, there were 40,970,175 common shares issued and outstanding.

The Company's common shares began trading on the Vancouver Stock Exchange (subsequently the Canadian Venture Exchange and currently called the TSX Venture Exchange) in August of 1988 under the stock symbol “AQB”.  The CUSIP number is #739329. In June, 2000, the Company voluntarily halted the trading of its shares on the TSX Venture Exchange pending the completion of the acquisition of the Process. The Company’s shares were delisted from the TSX Venture Exchange on June 20, 2003. As of July 1, 2005, the Company’s shares do not trade on any stock exchange.

Table No. 13 lists the high and low sale prices on the TSX Venture Exchange for the Company's common shares for the last five fiscal years, the last two years by quarter, and the last six months.

____________________________________________________________________________________________

____________________________________________________________________________________________

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common shares Trading Activity

- Sales -

 Canadian Dollars

Period	High	Low
Month Ended 06/30/05	No	Trades
Month Ended 05/31/05	No	Trades
Month Ended 04/30/05	No	Trades
Month Ended 03/31/05	No	Trades
Month Ended 02/28/05	No	Trades
Month Ended 01/31/05	No	Trades

Fiscal Year Ended 5/31/2004 Fiscal Year Ended 5/31/2003	No No	Trades Trades
Fiscal Year Ended 5/31/2002	No	Trades
Fiscal Year Ended 5/31/2001	$0.64	$0.38
Fiscal Year Ended 5/31/2000	$0.47	$0.01

Quarter Ended 02/28/05	No	Trades
Quarter Ended 11/30/04	No	Trades
Quarter Ended 08/31/04	No	Trades
Quarter Ended 05/31/04	No	Trades

Quarter Ended 02/28/04	No	Trades
Quarter Ended 11/30/03	No	Trades
Quarter Ended 08/31/03	No	Trades
Quarter Ended 05/31/03	No	Trades

___________________________________________________________________________________________

____________________________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of the Company’s transfer agent, Computershare Trust Company of Canada, located in Vancouver, B.C. Canada. (510 Burrard Street, Vancouver, British Columbia V6C 3B9)

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the New Brunswick Business Corporations Act (“Act”).  Unless the Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the B.C. Securities Commission’s Corporations Act contain provisions that require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a.  Changing the Company name;

b.  Adding/changing/removing any restriction on the business or businesses that the Company may carry on;

c.  Changing the maximum number of shares that the Company is authorized to issue;

d.  Creating a new class of shares;

e.  Changing the designation of all or any of its shares, and adding/changing/

    removing any rights/privileges/restrictions and conditions, including rights to accrued dividends, in respect of all or

    any of its shares, whether issued/unissued;

f.  Changing the number of any class or series, whether issued or unissued,

    into a different number of shares of the same class or series or into the same or a different number of shares or other classes or series.

g.  Dividing a class of shares, whether issued/unissued, into series and fixing the number of shares in each series and the

    rights/privileges/restrictions/conditions of that series;

h.  Authorizing the Directors to divide any class of unissued  shares into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;

i.  Authorizing the Directors to change the rights/privileges/

    restrictions/conditions attached to unissued shares of any series;

j.  Revoking/diminishing/enlarging any authority conferred under (h) and (i);

k.  Increasing/decreasing the number of Directors or the minimum or maximum number of Directors, subject to other rules;

l.  Subject to section 45(8), adding/changing/removing any other provision that is permitted by the Alberta Business Corporations Act to be set out

    in the Articles;

m.  Amending the Articles of Incorporation;

n.  Shareholder approval of an amalgamation agreement;

o.  Continuance of the Company into another jurisdiction;

p.  Disposing of all or substantially all of the Company's assets and liabilities; and

q.  Dissolution of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Share Purchase Warrants

Table No. 14 lists, as of July 5, 2005 Share Purchase Warrants outstanding, the date the Share Purchase Warrants were issued, the exercise price, and the expiration date of the Share Purchase Warrants.

Table No. 14

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Granted	Number of Share Purchase Warrants Still Outstanding		Expiration Date of Share Purchase Warrants
			Exercise Price

May 31, 2001	2,450,000	2,198,002	$0.18	10/09/06
May 31, 2002	284,000	284,000	$1.00	10/09/06
May 31, 2003	246,273	246,273	$1.00	10/09/06
October 9, 2003	1,182,973	1,182,973	$1.00	10/09/06

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

  --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares currently do not trade on any stock exchange.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 5/31/04, the authorized capital of the Company was 50,000,000 common shares without par value. As of 5/31/2004, there were 40,970,175 common shares issued and outstanding. As of 7/1/2005, there were 40,970,175 common shares issued and outstanding.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- Not Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to ITEM #6.E. and Table No. 14.  ---

10.A.6.  History of Share Capital

During Fiscal 2004, ended May 31, 2004, the Company issued 27,450 Special Warrants units at a price of $0.40 per Special Warrant. The Company received proceeds of $10,980 from the issuance of these Special Warrants. These units were sold pursuant to a private placement in Canada.  Any U.S. investors who purchased these units did so under an exemption pursuant to Rule 506. During Fiscal 2004, the Company also realized $45,360 from the exercise of 252,000 share purchase warrants. On October 30, 2003, the Company announced the completion of the acquisition of the Process. By the terms of the acquisition, the Company issued 20,000,000 common shares to the owners of the Process for 100% ownership of the Process.

During Fiscal 2003, ended May 31, 2003, the Company issued 246,273 Special Warrants units at a price of $0.40 per Special Warrant. The proceeds to the Company from this issuance was $98,509. 96,700 of these Special Warrants were issued in settlement of related party debt in the amount of $38,860.  These units were sold pursuant to a private placement in Canada.  Any U.S. investors who purchased these units did so under an exemption pursuant to Rule 506.

During Fiscal 2002, ended May 31, 2002, the Company issued 284,000 Special Warrants units at a price of $0.40 per Special Warrant. The Company received proceeds of $113,600 from the issuance of these Special Warrants. The Special Warrants were issued pursuant to a private placement in Canada, which took place during calendar year 2000. There were no U.S. residents who took part in this financing. During Fiscal 2002, the Company also realized $24,900 from the exercise of 249,000 stock options and $162,302 from the exercise of 1,346,125 share purchase warrants.

During Fiscal 2001, ended May 31, 2001, the Company issued 1,192,500 Special Warrants units, at a price of $0.40 per Special Warrant. The Company received proceeds of $477,000 from the issuance of these Special Warrants. These Special Warrants were issued pursuant to a private placement, which took place in Canada during calendar year 2000. No U.S. residents took part in this financing. During Fiscal 2001, the Company also realized $8,000 from the exercise of 50,000 share purchase warrants.

During Fiscal 2000, ended May 31, 2000, the Issuer completed two private placement financings. The first consisted of 1,000,000 units. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional share at a price of $0.10. The second consisted of 2,500,000 units. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional share at a price of $0.12. These units were sold pursuant to a private placement in Canada.  Any U.S. investors who purchased these units did so under an exemption pursuant to Rule 506.

10.A.7.  Resolutions/Authorizations/Approvals

--- Not Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

According to the Company’s Articles of Continuance (Section), “There are no restrictions on the business of the Company.”

According to Part 15 – DISCLOSURE OF INTEREST OF DIRECTORS – of the Articles of the Company, Sections 15.1 and 15.2:

a.

A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property, directly or indirectly, where a duty or interest might be created to conflict with his duty or interest as a Director, shall declare the nature and extent of his interest in the contract or transaction or of the conflict or potential conflict with his duty and interest as a Director in accordance with the provisions of The Act.

b.

A Director shall not vote in respect of the approval of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken.  This Article and Article 15.1 shall not apply in circumstances where a Director is, under the provisions of The Act, deemed not to be interested in a proposed contract or transaction.

The common Shares of the Company carry and are subject to the following rights, privileges, restrictions and conditions:

a.

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat except those meetings where only holders of a specified class or particular series of shares are entitled to vote and each holder thereof shall be entitled to one vote per share in person or by proxy.

b.

Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Company, the holders of the Common Shares are entitled to receive any dividends declared and paid by the Company.

c.

Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Company, in the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares are entitled to receive the remaining property of the Company after payment of all of the Company’s liabilities.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Subject to Article 9.1 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission by any shareholder who owns more than 10% of the Company’s common stock.

10.C. Material Contracts

There are no material contracts other than those entered into through the normal course of business.

10.D.  Exchange Controls

Except as discussed in ITEM #10.E., the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity.  The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is review-able .  This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable .

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is review-able if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services.

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a re-butt-able presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is review-able under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more common shares of the Company who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property.  The summary deals with the provisions of the Tax Act in force on 12/31/1999.  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules.  Holders and prospective holders should consult their own tax advisers with respect to their particular circumstances.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The Company is not listed on a prescribed stock exchange under the Tax Act, and will not be on a prescribed stock exchange if the Company obtains a listing on the Pink Sheets in the United States.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares is a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.

Holders and prospective holders should therefore consult their own tax advisers with respect to their particular circumstances.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditors for its financial statements for the preceding year was Amisano Hanson, Chartered Accountants, located at 401-905 West Pender Street, Vancouver, B.C. CANADA V6C 1L6. Amisano Hanson is licensed to practice in British Columbia by the Institute of Chartered Accountants. Their audit report for Fiscal 2004/Fiscal 2003 is included with the related financial statements in this Annual Report.

10.H.  Document on Display

All of the documents referred to in this Annual Report may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this report.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 --- Not Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities  --- No Disclosure Necessary ---

12.B.  Warrants and Rights  --- No Disclosure Necessary ---

12.C.  Other Securities  --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

 --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO"), of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERTS

Mr. Phillip Webber serves as the Audit Committee Financial Expert. Mr. Webber is a Chartered Accountant and a former auditor with Price Waterhouse in Vancouver, B.C. and Melbourne, Australia. He has extensive experience with public accounting and financial matters, and until 1999 was Financial Services Manager for B.C. Hydro. He is not independent from management as he currently serves as Chief Financial Officer of the Company.

ITEM 16B.  CODE OF ETHICS

The Company does not currently have a code of ethics. However, management is studying the adaptation of such a code in the future.

Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amisano Hanson, Chartered Accountants, received the following payments for its services to the Company in the last in 2 years:

	2005	2004

Audit Fees	$12,000	$3,250
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with generally accepted auditing standards in Canada and the United States.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The auditors’ report of Amisano Hanson, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

PowerNova Technologies Corporation

Auditors Report dated January 10, 2005, except as to Note 4 which is as of March 5,

      2005.

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict dated January

      10, 2005, except as to Note 4 which is as of March 5, 2005

Balance Sheets as at May 31, 2004 and 2003

Statements of Operations and Deficit for the Years Ended May 31, 2004, 2003

and 2002

Statements of Cash Flows for the Years Ended May 31, 2004, 2003 and 2002

Notes to the Financial Statements

Unaudited Interim Consolidated Financial Statements

PowerNova Technologies Corp.

Balance Sheets as at February 28, 2005 and May 31, 2004

Statements of Operations and Deficit for the Three Months and Nine Months

      Ended February 28, 2005 and 2004

Statements of Cash Flows for the Three Months and Nine Months Ended

      February 28, 2005 and 2004

Notes to the Financial Statements as at February 28, 2005 and May 31, 2004

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Articles of Incorporation/Bylaws as currently in effect:
1.1 Certificate of Incorporation dated 10/06/86
1.2 Memorandum dated 9/29/86
1.3 Special Resolution dated 7/22/87
1.4 Articles of The Company Inc.
1.5 Special Resolution dated 10/23/02
1.6 Schedule “A” to Special Resolution
1.7 Certificate of Change of Name dated 9/11/03 (All Previously Filed)

2. Instruments defining the rights of holders of equity of debt securities being registered. ---Refer to Exhibit No. 1---
3. Voting Trust Agreements: No Disclosure Necessary
4. Material Contracts: No Disclosure Necessary
5. Foreign Patents: No Disclosure Necessary
6. Earnings Per Share Calculation: No Disclosure Necessary
7. Ratio of Earnings to Fixed Charges: No Disclosure Necessary
8. List of Subsidiaries: No Disclosure Necessary
9. Statement Regarding Date of Financial Statements: No Disclosure Necessary

10. Additional Exhibits:

Certification of CEO pursuant to Section 302

Certification of CFO pursuant to Section 302

Certification of CEO pursuant to Section 906

Certification of CFO pursuant to Section 906

#

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

POWERNOVA TECHNOLOGIES CORPORATION

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

May 31, 2004 and 2003

(Stated in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

PowerNova Technologies Corporation

(A Development Stage Company)

We have audited the balance sheet of PowerNova Technologies Corporation (A Development Stage Company) as at May 31, 2004 and the statements of operations, cash flows and stockholders equity for the year ended May 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and the results of its operations and its cash flows for the year ended May 31, 2004 in accordance with Canadian generally accepted accounting principles.

The financial statements as at May 31, 2003 and for the years ended May 31, 2003 and 2002 and for the period May 31, 1999 to May 31, 2003, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 4, 2003.

Vancouver, Canada	“AMISANO HANSON”
January 10, 2005, except as to Note 4, which is as of March 5, 2005	Chartered Accountants

COMMENTS BY AUDITORS FOR U. S. READERS ON CANADA-U.S REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern.  The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company is in the process of developing hydrogen production technology and has not yet commenced operations, which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated January 10, 2005, except as to Note 4, which is as of March 5, 2005, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“AMISANO HANSON”
January 10, 2005, except as to Note 4, which is as of March 5, 2005	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

POWERNOVA TECHNOLOGIES CORPORATION

(A Development Stage Company)

BALANCE SHEETS

May 31, 2004 and 2003

(Expressed in Canadian Dollars)

	2004	2003
ASSETS

Current Assets
Cash	$ 4,206	$ 11,911
Goods and services tax receivable	1,447	1,919
Prepaid expenses	900	875

	6,553	14,705
Equipment – Note 3	2,291	3,084
Intangible assets – Note 4	216,230	2,493
Advances – Note 4	-	216,230

Total Assets	$ 225,074	$ 236,512

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$ 186,512	$ 199,177
Due to related parties – Note 5	377,695	179,643

Total Liabilities	564,207	378,820

STOCKHOLDERS’ DEFICIENCY

Share capital – Note 6	5,591,315	4,900,826
Special warrants – Notes 4 and 6	9,600	689,109
Share subscriptions – Note 6	45,360	-
Deficit accumulated prior to the development stage	(4,446,180)	(4,446,180)
Deficit accumulated during the development stage	(1,539,228)	(1,286,063)

	(339,133)	(142,308)

Total Liabilities and Stockholders’ Deficit	$ 225,074	$ 236,512

Nature and Continuance of Operations – Note 1

Commitments – Notes 4, 5, 6, 11 and 12

Subsequent Events – Note 12

APPROVED BY THE DIRECTORS:

“Stuart Lew”	Director	“Phillip Webber”	Director

SEE ACCOMPANYING NOTES

POWERNOVA TECHNOLOGIES CORPORATION

(A Development Stage Company)

STATEMENTS OF OPERATIONS

For the years ended May 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

	2004	2003	2002

General and Administrative Expenses
Amortization	$ 3,286	$ 6,690	$ 11,930
Bank charges and interest	287	1,249	1,772
Consulting fees – Note 5	141,514	106,000	120,754
Filing and transfer agent	7,887	6,665	24,312
Legal, accounting and audit	41,829	15,517	54,584
Office and administration	2,417	2,037	18,423
Rent	14,434	24,883	25,666
Telephone	323	4,627	9,755
Travel and automobile	-	-	4,810
Wages and benefits – Note 5	38,571	156,294	148,130

Loss before other items	(250,548)	(323,962)	(420,136)
Foreign exchange (loss) gain	(2,617)	2,995	(60)
Recovery of accounts payable – Note 9	-	57,379	61,542

Net loss for the year	$ (253,165)	$ (263,588)	$ (358,654)

Loss per share	$ (0.01)	$ (0.01)	$ (0.02)

Weighted average number of shares outstanding	31,362,735	19,244,402	17,477,500

SEE ACCOMPANYING NOTES

POWERNOVA TECHNOLOGIES CORPORATION

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

For the years ended May 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

	2004	2003	2002

Operating Activities
Net loss for the year	$ (253,165)	$ (263,588)	$ (358,654)
Add (deduct) amounts not involving cash:
Amortization	3,286	6,690	11,930
Issue of special warrants	-	4,000	-
Recovery of accounts payable	-	(57,379)	(61,542)
Changes in non-cash working capital amounts:
Goods and services tax receivable	472	(1,384)	1,815
Share subscriptions receivable	-	-	139,915
Accounts payable and accrued liabilities	(12,665)	71,677	58,626
Due to related parties	198,052	207,716	6,607
Prepaid expenses	(25)	-	-

Cash flows used in operating activities	(64,045)	(32,268)	(201,303)

Investing Activities
Advances	-	(15,973)	(95,236)
Intangible assets	-	-	(7,476)

Cash flows used in investing activities	-	(15,973)	(102,712)

Financing Activities
Share subscriptions received	45,360	-	-
Issuance of special warrants	10,980	59,829	113,600
Issuance of share capital	-	-	187,202

Cash flows provided by financing activities	56,340	59,829	300,802

Increase (decrease) in cash during the year	(7,705)	11,588	(3,213)

Cash, beginning of year	11,911	323	3,536

Cash, end of year	$ 4,206	$ 11,911	$ 323

Supplementary disclosure of cash flow information: Cash paid for interest and income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

POWERNOVA TECHNOLOGIES CORPORATION

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

for the years ended May 31, 2000 to 2004

(Expressed in Canadian Dollars)

					Deficit	Deficit
	Number of				Accumulated	Accumulated
	Common				Prior to the	During the
	Shares		Special	Share	Development	Development
	Issued	Amount	Warrants	Subscription	Stage	Stage	Total

Balance as at May 31, 1999	14,060,777	$ 4,285,524	$ -	$ -	$ (4,593,630)	$ -	$ (308,106)
Issued for cash pursuant to:
Private placement - at $0.10	1,000,000	100,000	-	-	-	-	100,000
Private placement - at $0.12	2,500,000	275,000	-	-	-	-	275,000
Stock options exercised - at $0.10	451,000	45,100	-	-	-	-	45,100
Net loss for the year	-	-	-	-	141,975	(67,815)	74,160

Balance as at May 31, 2000	18,011,777	4,705,624	-	-	(4,451,655)	(67,815)	186,154
Issued for cash pursuant to:
Issuance of 1,192,500 special warrants - at $0.40	-	-	477,000	-	-	-	477,000
Share purchase warrants exercised - at $0.16	50,000	8,000	-	-	-	-	8,000
Net loss for the year	-	-	-	-	5,475	(596,006)	(590,531)

Balance as at May 31, 2001	18,061,777	4,713,624	477,000	-	(4,446,180)	(663,821)	80,623
Shares returned to treasury	(412,500)	-	-	-	-	-
Issued for cash pursuant to:
Issuance of 284,000 special warrants - at $0.40	-	-	113,600	-	-	-	113,600
Stock options exercised - at $0.10	249,000	24,900	-	-	-	-	24,900
Share purchase warrants exercised - at $0.10	1,000,000	100,000	-	-	-	-	100,000
Share purchase warrants exercised - at $0.18	346,125	62,302	-	-	-	-	62,302
Net loss for the year	-	-	-	-	-	(358,654)	(358,654)

Balance as at May 31, 2002	19,244,402	4,900,826	590,600	-	(4,446,180)	(1,022,475)	22,771

POWERNOVA TECHNOLOGIES CORPORATION

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

for the years ended May 31, 2000 to 2004

(Expressed in Canadian Dollars)

					Deficit	Deficit
	Number of				Accumulated	Accumulated
	Common				Prior to the	During the
	Shares		Special	Share	Development	Development
	Issued	Amount	Warrants	Subscription	Stage	Stage	Total

Issued for cash pursuant to:
Issuance of 149,573 special warrants - at $0.40	-	-	59,829	-	-	-	59,829
Issuance of 96,700 special warrants pursuant to a debt settlement - at $0.40	-	-	38,680	-	-	-	38,680
Net loss for the year	-	-	-	-	-	(263,588)	(263,588)

Balance as at May 31, 2003	19,244,402	4,900,826	689,109	-	(4,446,180)	(1,286,063)	(142,308)
Issued for cash pursuant to:
Issuance of 27,450 special warrants - at $0.40	-	-	10,980	-	-	-	10,980
Share purchase warrants - at $0.18	-	-	-	45,360	-	-	45,360
Acquisition of intellectual property	20,000,000	-	-	-	-	-	-
Conversion of special warrants	1,725,773	690,489	(690,489)	-	-	-	-
Net loss for the year	-	-	-	-	-	(253,165)	(253,165)

Balance as at May 31, 2004	40,970,175	$ 5,591,315	$ 9,600	$ 45,360	$ (4,446,180)	$ (1,539,228)	$ (339,133)

POWERNOVA TECHNOLOGIES CORPORATION

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENS

May 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is incorporated in British Columbia and its principal business activity is to acquire and develop certain hydrogen production technology.  The Company’s shares, which were listed on the TSX Venture Exchange (“TSX”), were suspended from trading pending the company bringing itself into compliance with the TSX’s listing requirements.  On June 20, 2003 the Company’s shares were delisted from the TSX.

The Company is a development stage company and commenced its current development stage during the year ended May 31, 2000.

These financial statements have been prepared assuming the Company continues on a going-concern basis.  The Company has not yet commenced operations, accumulated a deficit of $5,985,408 since inception and has a net working capital deficiency of $557,654 at May 31, 2004.  The ability of the Company to continue as a going concern depends on its ability to develop profitable operations and to continue to raise adequate financing to eliminate its working capital deficiencies and to fund its operations.   Although the Company has been successful in raising funds to date, there can be no assurance that additional funding may be available in the future.  These financial statements do not reflect adjustments to the carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern.

Note 2

Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars.  There is no difference in all material respects with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts payable and accrued liabilities and amounts due to related parties approximate their carrying amounts due to the short-term maturity of these instruments.  The special warrants are stated at their issue price as they were subsequently converted to share capital.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Equipment

Equipment is recorded at cost and are amortized using the declining balance method at the following annual rates:  computer equipment – 30%; office equipment – 20%.

Note 2

Summary of Significant Accounting Policies – (cont’d)

Intangible Assets

Intangible assets consist of the following:

a)

Website domain name, which is recorded at cost and is amortized on a straight-line basis over the useful life of 3 years.

b)

Technology rights have an indefinite life and no amortization is provided.  The technology rights are reviewed periodically for impairment in value.  An impairment loss will be recognized when the carrying value exceeds fair value.

The technology rights may be subject to prior unregistered agreements, transfers or title may be affected by undetected defects.  The Company is satisfied, however, that evidence of title to the technology rights is adequate and complete.

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at their applicable historical rates.  Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization, which is translated at historical rates.  Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s shares, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate, as determined at the grant date.  The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Income Taxes

The Company accounts for future tax assets and liabilities in accordance with the liability method.  Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis, and are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely to occur than not, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

#

Note 2

Summary of Significant Accounting Policies – (cont’d)

Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Impairment of Long-Lived Assets

The Company evaluates the long-lived assets, including intangibles, for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets used in operations may not be recoverable.  The determination of whether impairment has occurred is based on management’s estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets.  If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

Note 3

Equipment

2004
	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 5,366	$ 4,141	$ 1,225
Office equipment	2,548	1,482	1,066

	$ 7,914	$ 5,623	$ 2,291

2003
	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 5,366	$ 3,615	$ 1,751
Office equipment	2,548	1,215	1,333

	$ 7,914	$ 4,830	$ 3,084

#

Note 4

Intangible Assets

The Company has acquired the website domain name “powernova.com” for $31,322.  Technology rights represent the cost of the assignment of technology rights from the Russian Academy of Sciences to the Company.

				May 31,
	May 31, 2004			2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Website domain name	$ 31,322	$ 31,322	$ -	$ 2,493
Technology rights	216,230	-	216,230	-

	$ 247,552	$ 31,322	$ 216,230	$ 2,493

Pursuant to an agreement effective June 2003 and amending agreements to March 2005, the Company acquired the patents pending and exclusive rights to title of the Alkane and Alkane Group Dehydrogenation with Organometallic Catalysts from two individuals who became directors of the Company.  As consideration the Company issued 20,000,000 common shares and reserved for issuance to these two directors an aggregate of 9,000,000 common shares upon the Company achieving revenues of US$10,000,000 as direct result of the commercialization of the technology rights.

The Company has recorded a cost of $216,230 for the technology right, which represents advances previously made to these directors towards the development of the technology rights.

Note 5

Related Party Transactions – Note 4

The Company was charged the following by directors and a former officer during the years ended May 31:

	2004	2003	2002

Consulting fees	$ 120,000	$ 106,000	$ 89,426
Wages and benefits	68,000	103,723	-

	$ 188,000	$ 209,723	$ 89,426

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

The amounts due to related parties of $377,695 (2003: $179,643) consist of amounts due to directors with respect to unpaid consulting fees and advances.  These amounts are unsecured, have no specific terms of repayment and are non-interest bearing.

#

Note 5

Related Party Transactions – Note 4 – (cont’d)

The Company has consulting agreements with directors of the Company requiring payment of an aggregate amount of $15,667 per month on a month to month basis.

Note 6

Share Capital

a)

Authorized:

50,000,000 common shares without par value

a)

Commitments:

Share Purchase Warrants

As at May 31, 2004, the following share purchase warrants were outstanding:

	Weighted-Average Exercise Price	Number of Warrants	Weighted-Average Remaining Contractual Life

Balance, May 31, 2002 and 2003	$ .18	2,450,000	3.42

Issued	$1.00	1,725,773	2.00
Exercised	$0.18	(251,998)

Balance, May 31, 2004	$0.54	3,923,775	1.92

	Number Outstanding	Exercise Price	Expiry Date

Warrants	1,725,773	$1.00	October 9, 2006
	2,198,002	$0.18	October 9, 2006

	3,923,775

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

Share Subscriptions

Proceeds of $45,360 were received by the Company for the exercise of 251,998 share purchase warrants for which corresponding shares were not issued as at May 31, 2004.

Stock Option Plan

There are no stock options issued and outstanding as at May 31, 2004 and 2003.

Note 6

Share Capital – (cont’d)

b)

Commitments – (cont’d)

Special Warrants

On October 9, 2003 the Company closed its private placement of Special Warrants at $0.40 and converted the 1,725,773 Special Warrants into 1,725,773 common shares and 1,725,773 share purchase warrants which entitle the holder to purchase one common share of the Company at $1.00 per share until October 9, 2006.

During the year ended May 31, 2004, the Company issued 27,450 Special Warrants at $0.40 per Special Warrant for proceeds of $10,980.  Each Special Warrant can be converted into one common share and a share purchase warrant entitling the holder to acquire an additional share at $0.40 per share until October 9, 2006.

	Price per Special Warrant	Number of Special Warrants	Proceeds

Balance, May 31, 2002	$0.40	1,476,500	$ 590,600
Issued	$0.40	246,273	98,509

Balance, May 31, 2003	$0.40	1,722,773	$ 689,109
Issued	$0.40	27,000	10,980
Converted into common shares		(1,725,773)	(690,489)

Balance, May 31, 2004	$0.40	24,000	$ 9,600

Note 7

Income Taxes

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporation income tax rates, are as follows:

	2004	2003

Future income tax assets:
Non-capital losses carried forward	$ 860,595	$ 1,093,418
Valuation allowance for future income tax assets	(860,595)	(1,093,418)

Net future income tax assets	$ -	$ -

#

Note 7

Income Taxes – (cont’d)

Management considers it more-likely-than-not that the loss carry forward amounts will not be utilized against future income and accordingly, a full valuation allowance has been applied.

The Company has accumulated non-capital losses totalling $2,349,210 which can be utilized to offset taxable income of future years.  These losses expire as follows:

2005	$ 649,012
2006	496,861
2007	-
2008	429,928
2009	257,220
2010	256,309
2014	249,880

$ 2,339,210

Total income tax recovery varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

	2004	2003

Average statutory income tax rate	36.79%	38.79%

Income tax recovery on income before income taxes	$ 93,139	$ 102,246
Increase (decrease) in income taxes resulting from:
Amortization of equipment and intangible asset	(1,209)	(2,595)
Change in the valuation allowance for future income tax assets	(91,930)	(99,651)

Income tax expense	$ -	$ -

Note 8

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statements.  The following transactions were excluded from the statements of cash flows:

During the year ended May 31, 2004:

–

The Company issued 20,000,000 common shares pursuant to the acquisition of technology rights (Note 4).

During the year ended May 31, 2003:

–

The Company issued 86,700 special warrants to settle outstanding debts due to a related party of $34,860.

#

Note 9

Recovery of Accounts payable

During the year ended May 31, 2004, the Company recorded a recovery of $Nil (2003 – $57,379; 2002 – $61,542) from the extinguishment by management of certain accounts payable balances related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company.  In addition to those amounts, during the year ended May 31, 2004, the Company also extinguished several items related to listing activities that are no longer proceeding.  Current management does not consider that these amounts are payable, although there is no assurance that formal claims will not be made against the Company for some or all of these balances in the future.

Note 10

Comparative Figures

Certain comparative figures for the years ended May 31, 2003 and 2002 have been reclassified in order to conform with the presentation adopted in the current year.

Note 11

Commitment

The Company has a lease commitment for its office premises, which requires future minimum lease payments of $4,500.

Note 12

Subsequent Events

Subsequent to May 31, 2004:

1)

An officer of the Company advanced $26,805 in loans to the Company.  These loans are unsecured, non-interest bearing and have no specific terms of repayment.

2)

The Company received $1,310 pursuant to the exercise of 7,278 share purchase warrants at $0.18 per warrant.

3)

The Company issued 80,000 Special Warrants at $0.40 per Special Warrants for gross proceeds of $32,000.  Each Special Warrant is convertible into one common share and one common share purchase warrant entitling the holder to acquire an additional share at $0.70 per share, expiring two years from the conversion date of the Special Warrants.

PowerNova Technologies Corporation

(A Development Stage Company)

BALANCE SHEETS

February 28, 2005 and May 31, 2004

(Expressed in Canadian Dollars)

Unaudited

As at:	February 28, 2005	May 31, 2004

ASSETS

Current Assets
Cash………………………………………………	$1,111	$4,206
GST receivable……………………………………	0	1,447
Prepaid expenses………………………………….	900	900
	2,011	6,553

Equipment ………………………………………..	1,698	2,291
Intangible assets (note 3)……………………..…..	216,230	216,230

Total Assets	$219,939	$225,074

LIABILITIES

Current Liabilities
Accounts payable…………………………………	$185,319	$186,512
Due to related parties (note 4)………………..…..	506,094	377,695

Total Liabilities	691,413	564,207

STOCKHOLDERS’ DEFICIENCY

Share capital (note 5)………………………….....	5,591,315	5,591,315
Special warrants (note 5)………………………….	37,338	9,600
Share subscriptions (note 5)………………………	46,670	45,360
Deficit accumulated prior to development stage…	(4,446,180)	(4,446,180)
Deficit accumulated during development stage….	(1,700,617)	(1,539,228)
	(471,474)	(339,133)

Total Liabilities and Stockholders’ Deficit	$219,939	$225,074

Nature and Continuance of Operations – Note 1

Commitments – notes 3, 4, 5, and 8

PowerNova Technologies Corporation

(A Development Stage Company)

STATEMENTS OF OPERATIONS

For the three and nine months ended February 28, 2005 and 2004

(Expressed in Canadian Dollars)

Unaudited

	Three months ended February 28,		Nine months ended February 28,
	2005	2004	2005	2004

Revenue…………………………	$0	$0	$0	$0
	0	0	0	0
General and Administrative Expenses

Amortization…………….....……	198	1,008	594	3,022
Bank charges & interest ……..….	0	109	0	329
Consulting fees (note 4) ……...…	47,000	0	141,000	0
Filing and transfer agent………...	3,880	4,875	5,469	21,508
Legal, accounting and audit ….…	3,750	2,812	3,750	15,405
Office and administration ……...	86	518	782	1,517
Rent ……………………………..	2,700	599	8,100	10,859
Telephone………………………..	560	1,440	1,694	4,456
Travel and automobile ………….	0	0	0	0
Wages and benefits (note 4) …….	0	10,858	0	30,150
GST Recovery …………………..	0	(2,693)	0	(2,693)

Net loss for the period ……….….	(58,174)	(19,526)	(161,389)	(84,553)
Deficit, development stage – beginning of period	(1,642,443)	(1,096,261)	(1,539,228)	(1,031,234)
Deficit, development stage – end of period	($1,700,617)	($1,115,787)	($1,700,617)	($1,115,787)
Loss per share	($0. 00)	($0.00)	($0.00)	($0.00)

#

PowerNova Technologies Corporation

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

For the three and nine months ended February 28, 2005 and 2004

(Expressed in Canadian Dollars)

Unaudited

	Three months ended February 28,		Nine months ended February 28,
	2005	2004	2005	2004
Operating activities
Net loss for period………………………….	($58,174)	($19,526)	($161,389)	($84,553)
Add (deduct) amounts not effecting cash:
Amortization………………………………..	198	1,008	594	3,022
Changes in non-cash working capital amounts:
GST receivable………………………….….	0	1,919	1,447	11
Subscription receivable……………….……	0	0	0	0
Prepaid expenses………………..	0	0	0	1,008
Accounts payable and accrued liabilities.….………………….…………….	0	(7,594)	(1,194)	(67,689)
Due to related parties…………………….…	46,439	(9,315)	128,399	94,430
Cash flows used in operating activities	(11,537)	(33,508)	(32,143)	(53,771)

Investing Activities	0	0	0	0
Cash flows used in investing activities	0	0	0	0

Financing Activities:
Share subscriptions received……………….	0	15,623	1,310	15,623
Issuance of special warrants…….…….……	12,000	0	27,738	1,380
Issuance of share capital……………………	0	0	0	26,691
Cash flows provided by financing activities	12,000	15,623	29,048	43,694

Increase (decrease) in cash during the period ……………………………..……….	463	(17,885)	(3,095)	(10,077)
Cash, beginning of period …………………	648	19,719	4,206	11,911
Cash, end of period …………………..….…	$1,111	$1,834	$1,111	$1,834

PowerNova Technologies Corporation

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

February 28, 2005 and May 31, 2004

(Expressed in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is incorporated in British Columbia and its principal business activity is to acquire and develop certain hydrogen production technology.  The Company’s shares, which were listed on the TSX Venture Exchange (“TSX”), were suspended from trading pending the company bringing itself into compliance with the TSX’s listing requirements.  On June 20, 2003 the Company’s shares were delisted from the TSX.

The Company is a development stage company and commenced its current development stage during the year ended May 31, 2000.

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has not yet commenced operations, accumulated a deficit of $6,146,797 since inception and has a net working capital deficiency of $689,402 at February 28, 2005.  The ability of the Company to continue as a going concern depends on its ability to develop profitable operations and to continue to raise adequate financing to eliminate its working capital deficiencies and to fund its operations.   Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  These financial statements do not reflect adjustments to the carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern.

Note 2

Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars.  There is no difference in all material respects with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts payable and accrued liabilities and amounts due to related parties approximate their carrying amounts due to the short-term maturity of these instruments.  The special warrants are stated at their issue price as they were subsequently converted to share capital.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Equipment

Equipment is recorded at cost and are amortized using the declining balance method at the following annual rates:  computer equipment – 30%; office equipment – 20%.

Intangible Assets

Intangible assets consist of the following:

a)

Website domain name, which is recorded at cost and is amortized on a straight-line basis over the useful life of 3 years.

b)

Technology rights have an indefinite life and no amortization is provided.  The technology rights are reviewed periodically for impairment in value.  An impairment loss will be recognized when the carrying value exceeds fair value.

The technology rights may be subject to prior unregistered agreements, transfers or title may be affected by undetected defects.  The Company is satisfied, however, that evidence of title to the technology rights is adequate and complete.

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at their applicable historical rates.  Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization, which is translated at historical rates.  Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s shares, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate, as determined at the grant date.  The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Income Taxes

The Company accounts for future tax assets and liabilities in accordance with the liability method.  Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis, and are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely to occur than not, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Impairment of Long-Lived Assets

The Company evaluates the long-lived assets, including intangibles, for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets used in operations may not be recoverable.  The determination of whether impairment has occurred is based on management’s estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets.  If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

Note 3

Intangible Assets

The Company has acquired the website domain name “powernova.com” for $31,322.  Technology rights represent the cost of the assignment of technology rights from the Russian Academy of Sciences to the Company.

Pursuant to an agreement effective June 2003 and amending agreements to March 2005, the Company acquired the patents pending and exclusive rights to title of the Alkane and Alkane Group Dehydrogenation with Organometallic Catalysts from two individuals who became directors of the Company.  As consideration the Company issued 20,000,000 common shares and reserved for issuance to these two directors an aggregate of 9,000,000 common shares upon the Company achieving revenues of US$10,000,000 as direct result of the commercialization of the technology rights.

The Company has recorded a cost of $216,230 for the technology right, which represents advances previously made to these directors towards the development of the technology rights.

Note 4

Related Party Transactions

The Company was charged the following by directors and a former officer during the years ended May 31:

	2004	2003

Consulting fees	$ 120,000	$ 106,000
Wages and benefits	68,000	103,723

	$ 188,000	$ 209,723

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

The amounts due to related parties of consist of amounts due to directors with respect to unpaid consulting fees and advances.  These amounts are unsecured, have no specific terms of repayment and are non-interest bearing.  The Company has consulting agreements with directors of the Company requiring payment of an aggregate amount of $15,667 per month on a month to month basis.

Note 5

Share Capital

a)

Authorized:

50,000,000 common shares without par value

b)

Issued:

40,970,175 common shares without par value were issued as at May 31, 2004.  No shares were issued during the nine months ended February 28, 2005.

a)

Commitments:

Share Purchase Warrants

As at February 28, 2005, the following share purchase warrants were outstanding:

	Weighted-Average Exercise Price	Number of Warrants

Balance, May 31, 2004	$0.54	3,923,775

Issued	$0.00	0

Balance, February 28, 2005	$0.54	3,923,775

	Number Outstanding	Exercise Price	Expiry Date

Warrants	1,725,773	$1.00	October 9, 2006
	2,198,002	$0.18	October 9, 2006

	3,923,775

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

Share Subscriptions

During the nine months ending February 28, 2005, proceeds of $1,310 were received by the Company for the exercise of 7,278 share purchase warrants for which corresponding shares were not issued as at February 28, 2005.

Stock Option Plan

There are no stock options issued and outstanding as at February 28, 2005 or May 31, 2004.

Special Warrants

On October 9, 2003 the Company closed its private placement of Special Warrants at $0.40 and converted the 1,725,773 Special Warrants into 1,725,773 common shares and 1,725,773 share purchase warrants which entitle the holder to purchase one common share of the Company at $1.00 per share until October 9, 2006.

During the year ended May 31, 2004, the Company issued 24,000 Special Warrants at $0.40 per Special Warrant for proceeds of $9,600.  Each Special Warrant can be converted into one common share and a share purchase warrant entitling the holder to acquire an additional share at $0.40 per share until October 9, 2006.

During the nine months ended February 28, 2005, the Company issued 70,000 Special Warrants at $0.40 per Special Warrant for proceeds of $27,738.  Each Special Warrant can be converted into one common share and a share purchase warrant entitling the holder to acquire an additional share at $0.70 per share until October 9, 2006.

	Price per Special Warrant	Number of Special Warrants	Proceeds

Balance, May 31, 2002	$0.40	1,476,500	$ 590,600
Issued	$0.40	246,273	98,509

Balance, May 31, 2003	$0.40	1,722,773	$ 689,109
Issued	$0.40	27,000	10,980
Converted into common shares		(1,725,773)	(690,489)

Balance, May 31, 2004	$0.40	24,000	$ 9,600
Issued	$0.40	70,000	27,738

Balance, February 28, 2005		94,000	$ 37,338

#

Note 6

Income Taxes

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporation income tax rates, are as follows:

	2004	2003

Future income tax assets:
Non-capital losses carried forward	$ 860,595	$ 1,093,418
Valuation allowance for future income tax assets	(860,595)	(1,093,418)

Net future income tax assets	$ -	$ -

Management considers it more-likely-than-not that the loss carry forward amounts will not be utilized against future income and accordingly, a full valuation allowance has been applied.

The Company has accumulated non-capital losses totaling $2,349,210 which can be utilized to offset taxable income of future years.  These losses expire as follows:

2005	$ 649,012
2006	496,861
2007	-
2008	429,928
2009	257,220
2010	256,309
2014	249,880

$ 2,339,210

Total income tax recovery varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

	2004	2003

Average statutory income tax rate	36.79%	38.79%

Income tax recovery on income before income taxes	$ 93,139	$ 102,246
Increase (decrease) in income taxes resulting from:
Amortization of equipment and intangible asset	(1,209)	(2,595)
Change in the valuation allowance for future income tax assets	(91,930)	(99,651)

Income tax expense	$ -	$ -

#

Note 7

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statements.  The following transactions were excluded from the statements of cash flows:

During the year ended May 31, 2004:

–

The Company issued 20,000,000 common shares pursuant to the acquisition of technology rights (Note 4).

Note 8

Commitment

The Company has a lease commitment for its office premises, which requires future minimum lease payments of $4,500.

Signature Page

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWERNOVA TECHNOLOGIES CORPORATION

Registrant

Dated:  August 12, 2005                    Signed: /s/  Stuart Lew

                                                                                  Mr. Stuart Lew,

                                                                                CEO and Director

Signature Page

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWERNOVA TECHNOLOGIES CORPORATION

Registrant

Dated:  July 25, 2005                     Signed: /s/  Stuart Lew

                                                                                  Mr. Stuart Lew,

                                                                                CEO and Director

#