Form 20-F
period 2007-05-31
POWERNOVA TECHNOLOGIES CORP
filed 2008-07-10
CIK 1281216

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[    ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended May 31, 2007

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

OR

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:     0-50630

PowerNova Technologies Corporation

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

207 West Hastings, Suite 1010, Vancouver, B.C. Canada V6B 1H7

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             40,965,175

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes XXX   No ___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes XXX   No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  XXX  N/A  ___

PowerNova Technologies Corporation

FORM 20-F ANNUAL REPORT

INTRODUCTION

INTRODUCTION

PowerNova Technologies Corporation (“PowerNova”) was incorporated under the Business Corporation Act (British Columbia) by articles of incorporation dated October 6, 1986, under the name of Aqua 1 Beverage Company Inc. (“Aqua”). The Company is a result of an acquisition of the intellectual property rights to a hydrogen production technology (the “Process”) owned by Dr. A. Koridze and Mr. B. Oralbekov.  In this Annual Report, prior to September 11, 2003 (the date of the Change of Name Certificate issued by the Registrar of Companies, Province of British Columbia, Canada certifying that Aqua changed its name to PowerNova on September 11, 2003), the "Company", “Company”, "we", “our" and "us" refers to Aqua (unless the context otherwise requires) and on and after this date refers to PowerNova.  We have prepared this Annual Report on the basis of information that we have or that we have obtained from sources we believe to be reliable.  Summary discussions of documents referred to in this Annual Report may not be complete and we refer you to the actual documents for more complete information.  Our principal corporate office is located at 1010 - 207 West Hastings, Vancouver, British Columbia V6B IH7. Our telephone number is 604-734-7488.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$").  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-lookng statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3.D. "Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists, as of 4/21/2008, the names of the Directors of the Company.

Table No. 1

Directors

__________________________________________________________________________________________

Name	Age	Date First Elected/Appointed
Dr. Avtandil Koridze (4)	68	February 2001
Stuart Lew (2)	49	October 1986
Bakytzhan Oralbekov (1) (3)	34	November 2000
William Kaska (1) (5)	67	February 2004
Phillip Webber (1) (6)	53	September 2000

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

(5)      991 Via Bolzano, Goleta, California 93117

(6)      5486 Meadedale Drive, Burnaby, B.C. CANADA V5B 2E8

_____________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 4/21/2008, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

Name	Age	Date First Elected/Appointed
Stuart Lew, CEO & Co-Chairman	49	October 1986
Bakytzhan Oralbekov, President & Co-Chairman	34	November 2000
Dr. Avtandil Koridze, Vice President	68	February 2001
Phillip Webber, Chief Financial Officer	53	September 2000

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

1.C.  Auditors

The Company’s auditor for its financial statements for the year ended May 31, 2007 is James Stafford, Chartered Accountants. James Stafford is licensed to practice in British Columbia by the Institute of Chartered Accountants, and is registered with the Public Company Accounting Oversight Board of the United States (“PCAOB”).

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

 --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

Table No. 3 below, “Selected Financial Data” is derived from the financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles in Canada and the United States.   The selected financial data of the Company for Fiscal 2007, Fiscal 2006 and Fiscal 2005, ended May 31st, was derived from the financial statements of the Company which have been audited by James Stafford, Chartered Accountants, independent auditors. For Fiscal 2004, ended May 31st, the financial data was derived from the financial statements of the Company which have been audited by Amisano Hanson, Chartered Accountants, Independent Auditors, and for Fiscal 2003 and prior, from financial statements that were audited by De Visser Gray, Chartered Accountants, Independent Auditors.  The selected financial data for the six-month interim period ended November 30, 2007 was derived from the financial statements of the Company that were prepared by management and have not been audited.

Table No. 3

Selected Financial Data

 (#’s in 000, except per share data, Weighted Avg. # Shares & Period-end # Shares)

______________________________________________________________________________________

	Fiscal Year Ended May 31, 2007	Fiscal Year Ended May 31, 2006	Fiscal Year Ended May 31, 2005	Fiscal Year Ended May 31, 2004	Fiscal Year Ended May 31, 2003
Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss)	($41)	($211)	($221)	($469)	($264)
Income (Loss)/Share	($0.01)	($0.01)	($0.01)	($0.02)	($0.01)
Dividends /Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. # Shares	40,965,175	40,965,175	40,965,175	31,362,735	19,239,402
Period-end # Shares	40,965,175	40,965,175	40,965,175	40,965,175	19,239,402
Working Capital Deficiency	($946)	($929)	($720)	($557)	($364)
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$5,591	$5,591	$5,591	$5,591	$4,901
Shareholders’ Deficit	($945)	($928)	($718)	($555)	($142)
Total Assets	$2	$2	$4	$9	$236

______________________________________________________________________________________

3.A.2.  Exchange Rates

Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent calendar years ended December 31st, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the preceding six months and the most recent interim periods.

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

Table No. 4

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

Year Ended 12/31/07	$1.07	$1.19	$0.92	$0.99
Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.16
Year Ended 12/31/05	$1.21	$1.27	$1.14	$1.16
Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29

Three Months Ended 12/31/07		$1.01	$0.92	$0.99
Three Months Ended 9/30/07		$1.08	$1.00	$1.00
Three Months Ended 6/30/07		$1.16	$1.06	$1.06
Three Months Ended 3/31/07		$1.19	$1.11	$1.11
Three Months Ended 12/30/06		$1.17	$1.12	$1.17
Three Months Ended 9/30/06		$1.14	$1.11	$1.12
Three Months Ended 6/30/06		$1.17	$1.10	$1.12
Three Months Ended 3/31/06		$1.17	$1.13	$1.17
Three Months Ended 12/31/05		$1.20	$1.15	$1.17
Three Months Ended 9/30/05		$1.22	$1.15	$1.18
Three Months Ended 6/30/05		$1.27	$1.22	$1.23
Three Months Ended 3/31/05		$1.26	$1.20	$1.21
Three Months Ended 12/31/04		$1.27	$1.18	$1.20
Three Months Ended 9/30/04		$1.34	$1.26	$1.26

January 2008		$1.02	$0.99	$1.00
December 2007		$1.01	$0.98	$0.99
November 2007		$1.00	$0.92	$1.00
October 2007		$1.00	$0.95	$0.95
September 2007		$1.06	$1.00	$1.00
August 2007		$1.08	$1.05	$1.06
July 2007		$1.07	$1.04	$1.07
June 2007		$1.07	$1.06	$1.06

The Exchange Rate as of February 19, 2008 was $1.02.

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 4/21/2008.

Table No. 5

Capitalization and Indebtedness

______________________________________________________________________________

______________________________________________________________________________

Shareholders’ Equity:

     Common Shares, no par value;

     50,000,000 common shares authorized

     40,965,175 common shares issued and outstanding

     Unissued Common Stock Subscribed

     Retained Earnings (deficit)

     Net Stockholders’ Equity (Deficit)

TOTAL CAPITALIZATION

$5,591,315 $46,670 ($6,687,673) ($363,898)

Stock Options Outstanding	Nil
Share Purchase Warrants Outstanding	4,086,832
Capital Leases	Nil
Guaranteed Debt	Nil
Secured Debt	Nil

Note: The Share Purchase Warrants allow the holder to purchase a common share at either C$0.18 or C$1.00 as set forth in Table 14 below. The Share Purchase Warrants expiry dates are also listed in the schedule in Table 14. As of 4/21/2008, there were 4,086,832 Share Purchase Warrants outstanding.

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

Control by Principal Stockholders, Officers and Directors Could Adversely Affect PowerNova’s Stockholders.

PowerNova’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control PowerNova’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of PowerNova, which in turn could materially adversely affect the market price of the Company’s stock. Senior management, directors and greater than 5% shareholders control 53.1% of the shares on a fully diluted basis.

Dilution Through Employee/Director/Consultant Options can Adversely Affect the Input of Shareholders of PowerNova.

Because the success of PowerNova is highly dependent upon its respective employees, the Company may in the future grant to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. The Company currently does not have a stock option plan, but there is no assurance that a stock option plan will not be presented in the future.

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

As a "foreign private Company”, PowerNova is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act:

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

PowerNova has no commercial production and the Company has no history of recent earnings or positive cash flow from operations. The cumulative loss to April 21, 2008, since the Company's inception of the development stage is ($2,241,493). The Company does not know if it will ever generate material revenue from operations or if it will ever achieve self-sustaining commercial operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

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

Uncertainty as to Development of Mass Market for Hydrogen Energy and If a Market Does Not Develop PowerNova Would Never Achieve Profitability.

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

We Are Dependent on Intellectual Property Rights and If We Cannot Protect these Rights We Could Lose the Right to Use the Technology.

On June 25, 2005, patent number 6,909,009 B2 was issued for the Process by the United States Patent and Trademark Office in the name of the inventor, Dr. Avtandil Koridze who then assigned the patent to the Company. Although the Company owns the patent for the Process if the Company should fail in the future to protect the patent it could result in the loss of exclusivity or the right to use the patent. We cannot assure investors that: (i) any of our future patents will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or (ii) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.  In addition, we could incur substantial costs in defending our intellectual property and filing suits against others for infringement of our intellectual property, in filing suits against others seeking to have our intellectual property declared invalid, and defending ourselves in lawsuits brought against us on claims that our intellectual property infringes upon the existing rights of others.  If we become involved in such litigation, it could consume a substantial portion of our resources.  If the outcome of any such litigation were to be adverse, our business could be materially affected in a negative way.

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

If the Production of Hydrogen is Not Handled in a Manner that Prohibits Combustion, the Company Could Experience Significant Damage to Facilities.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A History and Development of the Company

4.A.1 Introduction

a)

The Company’s executive office is located at:

#1010 – 207 West Hastings Street, Vancouver, B.C. CANADA V6B 1H7

Telephone: (604) 734-7488

Facsimile: (604) 734-7484

E-Mail: stuartlew@powernova.com

Website: www.powernova.com

b)

The contact person is Stuart Lew, Chief Executive Officer.

c)

The Company's fiscal year ends May 31st.

d)

The Company has 50,000,000 common shares without par value authorized.  At 5/31/2007, the end of the Company's most recent fiscal year for which audited financial statements are available; there were 40,965,175 common shares issued and outstanding. As of date of this Form 20-F, 4/21/2008, there were 40,965,175 common shares issued and outstanding.

4.A.2 History and Development

a)

October 6, 1986 the Company was incorporated in British Columbia, under the name of Aqua 1 Beverage Company Inc. On October 23, 2001 the shareholders of Aqua 1 approved a special resolution to change the name of the Company to PowerNova Technologies Corporation. On September 11, 2003, the name of the Company was officially changed from Aqua 1 Beverage Company Inc. to PowerNova Technologies Corporation.

b)

From October 6, 1986 until 1999, the Company was engaged in the manufacture and distribution of beverage products. In 1999, management felt that market conditions in the beverage industry limited the potential and the profitability of the Company. As a result, the Company’s management made the decision to evaluate opportunities to diversify or change the Company’s business.

c)

In January/February 2000, it came to the attention of the Company through an advertisement in Sustainablebusiness.com (a website) of an inventor of a hydrogen production technology seeking funding for his research and development program. Dr. Avtandil A. Koridze, the current Vice President and a current Director of PowerNova and Head of the Laboratory of Organometallic Cluster Chemistry at the Institute of Organometallic Compounds of the Russian Academy of Sciences, Moscow had discovered, in 1997, a method of hydrogen production with no emission of carbon dioxide (the “Process”). We responded to the advertisement by email in February 2000 and began negotiations to fund the research and development of the Process.

d)

Prior to February 2000 due to a lack of government funding for the Process, Mr. Bakytzhan Oralbekov, the current President of PowerNova, who was acquainted with Dr. Koridze’s work through previous dealings, had been funding Dr. Koridze’s research and development work on the Process. The funding was carried out through Riaks Ltd. (“Riaks”), a private Russian company beneficially owned by Mr. Oralbekov. Thereafter, Mr. Oralbekov and Dr. Koridze agreed to work together with the goal of completing the necessary research and development work and ultimately commercializing the Process.

e)

The research was performed in two laboratories both under the supervision of Dr. Koridze; one of the laboratories was at the Russian Academy of Sciences, Moscow and the other was at the State University of Tbilisi in Tbilisi, Georgia. The scientists at both laboratories have worked on the development of the Process under the direction of Dr. Koridze based on a new type of catalyst that allows for rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes. The synthesis of the catalyst formulation is expected to provide the highly active and selective catalyst required for commercial production of hydrogen. Dr. Koridze and his scientists have continued to work on the Process up to the date of this Form 20-F.

f)

March 8, 2001 Dr. Koridze and Mr. Oralbekov made an assignment of all their intellectual property rights in the Process to Hydrogen Production Technologies Corporation (“HPTC”), a newly incorporated British Virgins Island company beneficially owned by Dr. Koridze and Mr. Oralbekov. On this same date, an application was made, in the name of Dr. Koridze as inventor, to the United States Patent and Trademark Office for a patent on the Process. All fees, including patent processing fees and legal fees, were paid for by the Company for the patent application.

g)

October 30, 2003, the Company acquired all of the shares of HPTC. The acquisition is summarized as follows: The Company agreed to acquire all of the shares of HPTC from Dr. Koridze and Mr. Oralbekov. Under an agreement dated November 1, 2002, the original consideration for the acquisition was 17,950,000 common shares of PowerNova. On April 25, 2003, the parties agreed to amend the agreement by increasing the common share consideration to Dr. Koridze and Mr. Oralbekov to an aggregate 20,000,000 common shares of PowerNova. In addition to issuing the common shares, the Company agreed to issue to Dr. Koridze and Mr. Oralbekov a further 9,000,000 common shares upon the Company achieving revenues of $10,000,000 as a direct result of the commercialization of the Process provided such revenues are achieved with ten years of completion of the acquisition. This incentive bonus expires on October 30, 2013. The reason for the increase in the number of common shares was that the parties jointly agreed that the intellectual property rights to the Process were worth 40% of the then issued and outstanding share capital of the Company. The acquisition was effected through a Share Exchange Agreement dated June 25, 2003.

h)

June 25, 2005, patent number 6,909,009 B2 was issued for the Process by the United States Patent and Trademark Office in the name of the inventor, Dr. Avtandil Koridze.

i)

October 21, 2005, Dr. Koridze, in consideration of the sum of One Dollar ($1.00) made a further assignment to the Company of all of his rights to United States patent number 6,909,009 B2.

j)

November 5, 2005 HPTC, in consideration of the sum of One Dollar ($1.00) assigned all of its rights to United States patent number 6,909,009 B2 to the Company.

k)

Management believes that there could be more than one application for the Company’s technology:

1)

Alpha-olefin manufacturing: the Process may be used for a more efficient and cost effective method of manufacturing alpha-olefins. Current technology uses a high temperature, multi-stage chemical reaction to produce alpha-olefins. The Company’s Process, which is in the research and development stage, may be able to produce alpha-olefins in a single stage, low temperature reaction resulting in savings in terms of time and energy input.

2)

Hydrogen production: this application is described in Item 4.B Industry Overview

l)

Aqua 1 Beverage Company, Inc. Common Shares were listed on the TSX Venture Exchange under the symbol “AQB” until June 20, 2003. Aqua 1 Beverage Company, Inc.’s shares were delisted from the TSX Venture Exchange on June 20, 2003 for failure to pay the Exchange’s sustaining fees. The Board of Directors of Aqua 1 Beverage Company, Inc. elected not to pay the sustaining fees, as they preferred to obtain a listing on the NASD OTC:BB.

Capital Expenditures

1998: $2,960.00  (incurred by Aqua 1 Beverage Company, Inc.)

1999: Nil

2000: $6,384.00 (incurred by Aqua 1 Beverage Company, Inc.)

2001: Nil

2002: Nil

2003: Nil

2004: Nil

2005: Nil

2006: Nil

2007: Nil

4.B Industry Overview

Like the fuels we use today, there are hazards associated with hydrogen's handling and use. For decades though, industry has demonstrated that hydrogen can be used safely in a wide variety of applications and conditions by employing proper safety controls. Safety considerations associated with handling hydrogen include fire, explosion, and asphyxiation.

The self-ignition temperature of hydrogen is 550 degrees Celsius. Like any fuel, the safe handling of hydrogen requires that the three necessary conditions for combustion be prevented. The wide flammability ranges of hydrogen imply that a mixture of hydrogen and air might ignite more easily than other fuels. The risks and precautions associated with the handling of hydrogen are outlined in Item 3.D.

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

PowerNova’s approach to hydrogen production utilizes a unique process that overcomes some of the inherent drawbacks of conventional steam reforming. Steam reforming requires a much higher reaction temperature than the reaction proposed by PowerNova (between 700 – 900o C versus less than 200o C). This higher temperature requires more energy to be used and is therefore more expensive than a lower temperature reaction.

Although still in development, management expects that PowerNova’s solution may produce hydrogen in a process significantly less costly than steam reforming while at the same time eliminating carbon dioxide emissions from the vehicle. The Company’s solution is the Process invented by Dr. Koridze and patented under United States issued patent number 6,909,009 B2 titled “Alkane and Alkane Group Dehydrogenation with Organometallic Compounds”. In particular it is the Company’s goal through research, testing and development to prove the commercial viability of our patented process incorporating the following advantages:

a)

hydrogen production in a significantly lower temperature chemical reaction than current industry standards;

b)

hydrogen production from hydrocarbons such as gasoline;

c)

hydrogen production from gasoline eliminating the need for a new infrastructure for the delivery and storage of hydrogen.

Management anticipates that upon completion of the Company’s research and development, the Process may produce hydrogen from fuel in a low temperature reaction (about 200 degrees Celsius).  It is management’s belief that PowerNova’s Process, if proven commercially viable, may enable the efficient production of hydrogen by a chemical reaction that has zero carbon dioxide emissions.

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

The Company’s process is not commercially viable at this time. We intend to continue research and development and our goal is to have the Process include the following benefits:

a)

High temperature conversion: If and when the Process is proven to be commercially viable, the Process’ operating temperature should be between 150o – 200o C which is significantly lower than current industry standards.

b)

Emissions: If and when the Process is proven to be commercially viable, the only by-products of the chemical reaction of the Process are hydrogen and alpha-olefins. Therefore, there will be no greenhouse gas emissions using the Process.

c)

Cost: If and when the Process is proven to be commercially viable, the cost savings would include the following:

i)

lower energy input to produce hydrogen;

ii)

use of existing infrastructure for refueling motor vehicles;

iii)

on-board and on-demand hydrogen production would become a more feasible system for motor vehicles.

d)

Efficiency: If and when the Process is proven to be commercially viable, the Process should be efficient enough to be cost competitive with competing fuel sources.

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

Target Market	Adoption Scenario (U.S. $ billion)
	Slow	Base	Fast
Light duty vehicles	300-350	350-400	400-450
Heavy duty vehicles	100-15	150-200	200-250
Buses	7-9	9-10	10-12

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

a)

Branding and positioning: developing corporate identity, visual identity, positioning and developing necessary marketing tools.

b)

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

c)

Demonstrating the process by operating and testing first at trade shows.

d)

Developing alliances with industry leaders in the oil industry, auto manufacturing, home appliance and power generation manufacturers and fuel cell companies to aggressively market the production process upon completion of development.

e)

Direct recruiting and negotiations with potential customer

f)

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

•

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

Plan of Operations

a)

Research and Development Work

The Company’s goal is to complete its research and development work by December 31, 2009. This work involves the development of a new type of catalyst which may allow the rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes. Management believes that if this catalyst is discovered the resulting formulation may make available the catalyst required for the commercial production of hydrogen. The goal of the catalyst is create a chemical reaction to break the bond between hydrogen and carbon in hydrocarbons so that the by-products of the reaction may be used in commercial applications. Establishing a firm completion date for the research and development is currently unrealistic due to the nature of the work involved. The inventor of PowerNova’s Process is doing pioneering work in these chemical processes and thus cannot determine when he will finish.

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

b)

Tests on the Process

After successful completion of the research and development work, our goal would be to complete the tests on the Process in a period of three to six months

c)

Prototype

After successful testing of the Process, our goal would be to establish a prototype of the Process in a period of four to six months.

d)

Issuing License for Commercial Production

After the successful establishment of the prototype, our goal would be to commence issuing licenses to industrial customers within three months.

e)

General

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

Stuart Lew, Chief Executive Officer of the Company, has not received any salary from the Company for Fiscal years 2004, 2005, 2006, and 2007, and has agreed to waive payment of his salary for Fiscal years 2004, 2005, 2006 and 2007.  Stuart Lew has also advanced $151,412 in loans to the Company.  These loans are unsecured, non-interest bearing and have no specific terms of repayment.

Bakytzhan Oralbekov, President of the Company, has not received any salary from the Company for Fiscal years 2004, 2005, 2006, and 2007, and has agreed to waive payment of his salary for Fiscal years 2004, 2005, 2006, 2007 and Fiscal year 2008 ended May 31, 2008.

Dr. Avtandil Koridze Director, Chief Technology Officer, VP R&D, has not received any salary from the Company for Fiscal years 2004, 2005, 2006, and 2007, and has agreed to waive payment of his salary for Fiscal years 2004, 2005, 2006, 2007 and Fiscal year 2008 ended May 31, 2008.

As a result of the above waivers of salaries, the Company has been able to carry on business with very little expense to the Company over the past several years.  Furthermore, as Bakytzhan Oralbekov and Dr. Avtandil Koridze have agreed to waive salaries up to the end of Fiscal year 2008, there will be no expense to the Company for their services to the Company during Fiscal year 2008 ended May 31, 2008.

If any expenses are incurred for laboratory work in Russia during Fiscal year 2008, the Company intends to arrange to have these expenses deferred to such time as the Company has raised funds to pay the expenses.

Under U.S. GAAP, the Company would have received a going concern opinion because there is substantial doubt as to the Company’s ability to continue as a going concern. The Company has no revenues. Management plans to finance the future research and development work by way of private placement financings to residents of Canada.

Source of Funds for Fiscal 2007/2008

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

            ________________________________________________________________

The minimum amount of funds required to complete the Company’s operations for the 2008 fiscal year is $10,000, and for Fiscal year 2009 is $30,000.  However, in due course, the Company intends to retain a market maker to make an application with FINRA to list our securities on the OTC:BB.  If this application were made in fiscal 2008, the Company would incur further additional expenses of approximately $115,000, some of which would be incurred in fiscal 2008 and some in fiscal 2009.  The required funds will be raised through loans from Company principals and private placements or the need for these funds reduced by deferrals of salaries by company principals. Also, in due course, $1.5 million will be sought by the Company to move its lab and scientists to Canada. This $1.5 million would fund our Canadian laboratory for one fiscal year. No commitments have been received for these loans from Company principals or for private placements.

As of 4/21/2008, no funding has been received through our association with Turquoise International Limited.

Anticipated Changes to Facilities/Employees

Management does not anticipate any changes to the current facilities and employees as the Company remains in the research and development stage.  All of the research and development continues to be done at the Russian Academy of Sciences and the State University of Tbilsi.

United States vs. Foreign Sales/Assets

The Company has generated no sales revenue in the United States.

For the past three years all of the Company’s assets were located in Canada and Russia.

Seasonality

Seasonality has no impact upon the operations of the Company.

Dependency upon Patents/Licenses/Contracts/Processes

The Company is the owner of a patent for the Process from the United States Patent and Trademark Office as set forth in Item 4.A.2. The Company’s hydrogen production technology is proprietary and its value depends on patent protection. The patent claims a method of using a polynuclear organometallic compound to cyclically store and release hydrogen that is novel and unobvious over the prior art of record. The development of the invention is not yet completed.

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

4.C. Organization Structure

4.D.  Property, Plant and Equipment

The Company’s administrative and executive offices are located at 207 West Hastings, Suite 1010, Vancouver, B.C. Canada V6B 1H7. Prior to that the Company was located at 680 - 1285 West Broadway, Vancouver, B.C.  Canada V6H 3X8.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 5/31/2007, 5/31/2006, and 5/31/2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

Financing Time Line

---No Disclosure Necessary---

Recent Events

---No Disclosure Necessary---

Results of Operations

Fiscal 2007 Ended May 31, 2007 vs. Fiscal 2006 Ended May 31, 2006

PowerNova Technologies Corporation reported a net loss of $41,053 for the fiscal year ended May 31, 2007 compared to a net loss of $210,848 for the fiscal year ended May 31, 2006.  General and administrative expenses for the fiscal year ended May 31, 2007 were $48,809 compared to $213,827 during the prior fiscal year, a decrease of $165,018.  The decrease was primarily due to small cost reductions in several expense categories, including Consulting Fees, and no expenses were incurred for Research and Development as Dr. Kordize worked on the process in Moscow at no expense to the Company. The largest changes occurred in the following expense categories:

a)

Amortization: Down $111

b)

Consulting Fees: Down $188,000

c)

Filing and Transfer Agent Fees: Up $3,229

d)

Legal and Accounting Fees: Down $4,005

e)

Management Fees: Up $18,000

f)

Rent: Up $6,000

g)

Telephone: Down $105

During the fiscal year ended May 31, 2007, the Company had no revenues and during the fiscal year ended May 31, 2006, the Company also had no revenues.

Fiscal 2006 Ended May 31, 2006 vs. Fiscal 2005 Ended May 31, 2005

PowerNova Technologies Corporation reported a net loss of $210,848 for the fiscal year ended May 31, 2006 compared to a net loss of $221,534 for the fiscal year ended May 31, 2005.  General and administrative expenses for the fiscal year ended May 31, 2006 were $213,827 compared to $221,534 during the prior fiscal year, a decrease of $7,707.  The decrease was primarily due to small cost reductions in several expense categories, including Consulting Fees, and no expenses were incurred for Research and Development as Dr. Kordize worked on the process in Moscow at no expense to the Company. The largest changes occurred in the following expense categories:

a)

Amortization: Down $152

b)

Consulting Fees: No change

c)

Filing and Transfer Agent Fees: Down $4,483

d)

Legal and Accounting Fees:  Up $10,614

e)

Rent:  Down $9,252

f)

Telephone: Down $1,808

During the fiscal year ended May 31, 2006, the Company had no revenues and during the fiscal year ended May 31, 2005, the Company also had no revenues.

Fiscal 2005 Ended May 31, 2005 vs. Fiscal 2004 Ended May 31, 2004

PowerNova Technologies Corporation reported a net loss of $221,534 for the fiscal year ended May 31, 2005 compared to a net loss of $469,395 for the fiscal year ended May 31, 2004.  General and administrative expenses for the fiscal year ended May 31, 2005 were $221,534 compared to $496,207 during the prior fiscal year, a decrease of $274,673.  The decrease was primarily due to small cost reductions in several expense categories, including Consulting Fees, and no expenses were incurred for Research and Development as Dr. Kordize worked on the process in Moscow at no expense to the Company. The largest changes occurred in the following expense categories:

a)

Amortization: Down $2,706

b)

Consulting Fees: Down $21,514

c)

Filing and Transfer Agent Fees: Down $3,404.

d)

Legal and Accounting Fees:  Down $28,013

e)

Rent:  Down $5,182

f)

Research and Development: Down $216,230

g)

Telephone: Up $2,212

During the fiscal year ended May 31, 2005, the Company had no revenues and during the fiscal year ended May 31, 2004, the Company also had no revenues.

Liquidity and Capital Resources

A payment of US$5,000 will become due to the Russian Academy of Sciences when the research and development program has been completed. In the opinion of management, successful completion of the research and development program may result in PowerNova’s Process having marketable industrial value. This value can be used to raise debt or equity capital to further the Company’s goals of maximizing this value through licensing and sales.

The Company continues to rely on private placements and loans by Company management to fund its operations. If the completion of the research and development program does not result in a technology or process that has marketable industrial value, Company management may consider a financial reorganization of the Company in order to position itself for other business opportunities.

The Company has used Share Purchase Warrants private placements to raise capital. Each Share Purchase Warrant was comprised of one common share and one Share Purchase Warrant. The Share Purchase Warrant allowed the holder to purchase a common share at C$1.00. The Share Purchase Warrant expiry dates are listed in the schedule in Table 14 below. As of 4/21/2008, there were 4,086,832 Share Purchase Warrants outstanding.

The Company has a contractual obligation to pay US$5,000 to the Russian Academy of Sciences upon completion of the research and development of the technology. There are no other contractual obligations or off balance sheet arrangements.

Fiscal 2007 Ended May 31, 2007

As at May 31, 2007 the Company has an accumulated deficit of ($6,675,073) and a working capital deficit of ($945,879).

Bank indebtedness was $1 at May 31, 2007.

No common shares were issued during Fiscal 2007 Ended May 31, 2007.

Cash used by Operating Activities was ($301), including the Net Loss for the period of ($41,053). Investing Activities provided cash of $Nil while Financing Activities provided cash of $Nil.

Fiscal 2006 Ended May 31, 2006

As at May 31, 2006 the Company had an accumulated deficit of ($6,634,020) and a working capital deficit of ($929,143).

Cash and cash equivalents were $300 at May 31,  2006.

No common shares were issued during Fiscal 2006 Ended May 31, 2006.

Cash used by Operating Activities was ($2,666), including the Net Loss for the period of ($210,848). Investing Activities provided cash of $0 while Financing Activities provided cash of $1,241.

Fiscal 2005 Ended May 31, 2005

As at May 31, 2005, the Company had an accumulated deficit of ($6,423,172) and a working capital deficit of ($719,964).

The Company had a cash and cash equivalent position at May 31, 2005 of $1,725.

No common shares were issued in Fiscal 2005; However, the Company did grant 143,335 Share Purchase Warrants at $0.40 per Share Purchase Warrant for cash proceeds of $57,334, with each Share Purchase Warrant convertible into one common share and one common Share Purchase Warrant exercisable at  $1.00 per share. The Company also received $1,310 for share subscriptions received in advance related to the exercise of 7,278 common Share Purchase Warrants exercisable at $0.18 per Share Purchase Warrant.

Cash used for Operating Activities was ($61,125), including the Net Loss of ($221,534) which was partially offset by the increase in Due to Related Parties of $168,658, decrease in prepaid expenses of $900, and increase in amounts receivable of $256.  Decrease in Accounts Payable used cash of ($9,985).

No cash was provided or used by investing activities during the fiscal year. Financing Activities provided cash of $58,644, with Share Subscriptions received in advance for cash providing cash of $1,310, and Share Purchase Warrants granted providing cash of $57,334.

Recent Accounting Pronouncements Applicable to Us

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments.  SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis.  SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 14, 2006, with earlier application allowed.  This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140.  The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs.  SFAS No. 156 is effective for an entity’s first fiscal year beginning after September 15, 2006.  This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 does not require any new fair value measurements.  However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the first fiscal year beginning January 1, 2008.  The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”  This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 is effective for fiscal years ending after December 15, 2006.  The Company does not expect that the implementation of SFAS No. 158 will have any material impact on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatement in current year financial statements.  SAB No. 108 requires companies to quantify misstatement using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.  SAB No. 108 is effective for periods ending after November 15, 2006.  The Company is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

Trend Information

The Company is unaware of any trends which would have a material effect on its operations or financial position.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Table No. 3

Contractual Obligations

As of April 21, 2008

Payments Due by Period
Contractual Obligations as of April 21, 2008	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years

Long Term Debt Obligations	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other-Long Term Liabilities Reflected on the Balance Sheet	-	-	-	-	-
Total	-	-	-	-	-
There are no obligations or liabilities as above.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

April 21, 2008

Name and Position	Age	Date of First Election or Appointment
Avtandil Koridze, Director and Vice President	68	February 2001
Stuart C. Lew, CEO/Director/Co-Chairman	49	October 1986
Bakytzhan Oralbekov, President/Director/Co-Chairman (1) (2)	34	November 2000
Phillip Webber, CFO/Director (1) (2)	53	September 2000
William Kaska, Director (1)	67	February 2004

______________________________________________________________________________________

(1)

Member of the audit committee. The Audit Committee is composed of three Directors, one of whom is a non-officer of the Company. The Audit Committee meets at once a year to review the annual audited financial statements and make appropriate recommendations to the Board of Directors based upon their review.

(2)

Not an independent member of the Audit Committee.

Stuart Lew was Chief Operating Officer of Aqua 1 Beverage Company, Inc, from 1986 to 1999 and President of Aqua 1 Beverage Company, Inc. up until September 10, 2003. Aqua 1 Beverage Company, Inc. changed its name to PowerNova Technologies Corporation on September 11, 2003 and from that date forward, Mr. Lew has been Co-Chairman and Chief Executive Officer of PowerNova Technologies Corporation. He graduated with a Bachelors Degree from the University of Western Ontario. He also received a diploma in Financial Management from the British Columbia Institute of Technology.

Bakytzhan Oralbekov has been the President and Co-Chairman of the Company since December 1, 2000. He attended Lewis and Clark University, located in Portland, Oregon studying journalism, and graduated in 1991 from the State University of Almati located in Kazakhstan in Business Administration. From 1991 until 1997 he worked for RIK Media, a company headquartered in Kazakhstan, as the company’s journalism representative in Paris France.

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

6.B.  Compensation

Cash Compensation.  Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Executive Officers of PowerNova Technologies Corporation during Fiscal 2007 ended 5/31/2007, and fiscal 2006 ended 5/31/2006 was $Nil.

Table No. 7 details compensation paid/accrued for Fiscal 2007/2006/2005/2004 ended May 31st for the Senior Management.

Table No. 7

Summary Compensation Table

Senior Management

_______________________________________________________________________________

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary and fees	Bonus	Other Annual Comp.	Stock Award	Restricted Options/ SARs	LTIP Payouts	All Other Comp.
Stuart C. Lew, Co-Chairman and CEO	2007 2006 2005 2004	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Bakytzhan Oralbekov, Co-Chairman and President	2007 2006 2005 2004	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Avtandil Koridze, Director, Chief Technology Officer, VP R&D	2007 2006 2005 2004	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Phillip Webber, Director and Chief Financial Officer	2007 2006 2005 2004	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
William Kaska, Director	2007 2006 2005 2004	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

__________________________________________________________________________

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted during this period.

Table No. 8

Stock Option Grants in Fiscal 2007 Ended 5/31/2007

______________________________________________________________________________________

Name	Number of Options Granted	Percentage of Total Options Granted	Exercise Price Per Share	Grant Date	Market Value of Securities Underlying Options on Date of Grant Per Share

No stock options were granted during Fiscal 2007

______________________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2007 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2007

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

______________________________________________________________________________________

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised Number of Unexercised Options at Fiscal Year-end Exercisable and or Unexercisable	In-the-Money Options at Fiscal Year-end Exercisable and/or Unexercisable

No stock options were exercised during Fiscal 2007

______________________________________________________________________________________

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

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

6.D.  Employees

As of 4/21/2008, the Company had four employees, including three members of senior management who are also officers of the Company.

6.E.  Share Ownership

Table No. 10 lists, as of 4/21/2008, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.

Table No. 10

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

______________________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Stuart Lew (1)	4,884,442	10.68%
Common	Bakytzhan Oralbekov (2)	8,500,000	20.63%
Common	Avtandil Koridze	8,375,000	20.43%
Common	Phillip Webber (3)	50,000	<1.0%

Common	Total Directors/Officers 5% Shareholders	21,809,442	26.28%

______________________________________________________________________________________

#  Based on 40,965,175 shares outstanding as of 4/21/2008 and stock options and warrants held by each beneficial holder exercisable within sixty days.

 (1)

Of these shares, 442,450 represent currently exercisable Share Purchase Warrants;

(2)

Of these shares, 125,000 represent currently exercisable Share Purchase Warrants;

(3)

Of these shares, 25,000 represent currently exercisable Share Purchase Warrants;

As of 4/21/2008, the Company had no stock options outstanding.

______________________________________________________________________________________

Stock Options

The Company currently has no stock option plan; however, a new stock option plan may be presented to shareholders at the next annual general meeting.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 4/21/2008, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

______________________________________________________________________________________

Name	Number of Shares of Common Stock	Cdn$ Exercise Price	Date of Grant	Expiration Date

There are no stock options outstanding as of 4/21/2008.

______________________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to Item 6.E. and Table No. 10.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/Share Purchase Warrants has lead over the last several year to some significant changes in the holdings of major shareholders; table reflects direct holdings of common shares, refer to Table No. 10 for additional information.

Table No. 12

Changes in Holdings of Major Shareholders

Name	Shares Owned 5/31/2007	Shares Owned 5/31/2006	Shares Owned 5/31/2005	Shares Owned 5/31/2004	Shares Owned 5/31/2003	Shares Owned 5/31/2002	Shares Owned 5/31/2001

Stuart Lew	4,884,442	4,884,442	4,884,442	1,745,692	2,466,496	1,699,569	1,274,800
Bakytzhan Oralbekov	8,500,000	8,500,000	8,500,000	Nil	Nil	Nil	Nil
Avtandil Koridze	8,375,000	8,375,000	8,375,000	Nil	Nil	Nil	Nil

______________________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 4/21/2008, the shareholders' list for the Company's common shares showed 439 registered shareholders and 40,965,175 shares issued and outstanding. Of these shareholders, 94 were resident in Canada holding 15,394,031 shares; 338 were resident in the United States holding 8,387,394 shares; 2 were resident in Russia holding 16,875,000 shares; 4 were resident in Europe and Asia holding 308,750 shares.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 500 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents; Canadian residents; residents of Russia; and, other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in Item 4.A., “History and Development of the Company”, and Item 6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.

  --– No Disclosure Necessary –--

7.B.  Related Party Transactions

Transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. The year end balances, as at May 31, 2007, referred to below are non-interest bearing, unsecured and receivable or payable on demand, and have arisen from the provision of services and expense reimbursements or advances described.

Subsequent to the year ended May 31, 2007, the Company received waivers of salaries for fiscal years 2007, 2006, 2005 and 2004 from Stuart Lew, Bakytzhan Oralbekov and Avtandil Koridze.

As a result of the share exchange agreement, Bakytzhan Oralbekov and Avtandil Koridze agreed to transfer to Stuart Lew 3,250,000 common shares of the total of 20,000,000 common shares issued to them. Consequently the balance of common shares held by Bakytzhan Oralbekov including prior shareholdings is 8,500,000 and the balance of common shares held by Avtandil Koridze including prior shareholdings is 8,375,000. The total common shareholdings of Stuart Lew, including previous shareholdings prior to this transaction is 4,884,442.

Except as stated in the attached financial statements of the company for the fiscal years of the company ended May 31, 2005 and May 31, 2006 management services performed for the company by officers and directors of the company were performed without charge to the company.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  As stated above, management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of James Stafford, Chartered Accountants, and Amisano Hanson Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

8.A.1.  Legal/Arbitration Proceedings

The Directors and the management of the Company know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

On October 30, 2003 the Company announced that the acquisition of the Process rights by the Company had been completed. All of the technology rights to the Process were exchanged for 20,000,000 common shares of the Company. An incentive bonus  will be provided to Dr. Koridze and Mr. Oralbekov of a further 9,000,000 common shares upon the Company achieving revenues of $10,000,000 as a direct result of the commercialization of the Process provided such revenues are achieved within ten years of completion of the acquisition.

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

As of 5/31/2007, the authorized capital of the Company was 50,000,000 common shares without par value. As of 5/31/2007, there were 40,965,175 common shares issued and outstanding.  As of 4/21/2008, there were 40,965,175 common shares issued and outstanding.

The Company's common shares began trading on the Vancouver Stock Exchange (subsequently the Canadian Venture Exchange and currently called the TSX Venture Exchange) in August of 1988 under the stock symbol “AQB”.  The CUSIP number is 739329. In June, 2000, the Company voluntarily halted the trading of its shares on the TSX Venture Exchange pending the completion of the acquisition of the Process. The Company’s shares were delisted from the TSX Venture Exchange on June 20, 2003. As of 4/21/2008, the Company’s shares do not trade on any stock exchange.

Table No. 13 lists the high and low sale prices on the TSX Venture Exchange for the Company's common shares for the last five fiscal years, the last two years by quarter, and the last six months.

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low
Month Ended 1/31/08	No	Trades
Month Ended 12/31/07	No	Trades
Month Ended 11/30/07	No	Trades
Month Ended 10/31/07	No	Trades
Month Ended 9/30/07	No	Trades
Month Ended 8/31/07	No	Trades
Month Ended 7/31/07	No	Trades
Month Ended 6/30/07	No	Trades
Fiscal Year Ended 5/31/2007	No	Trades
Fiscal Year Ended 5/31/2006	No	Trades
Fiscal Year Ended 5/31/2005	No	Trades
Fiscal Year Ended 5/31/2004 Fiscal Year Ended 5/31/2003	No No	Trades Trades
Fiscal Year Ended 5/31/2002	No	Trades
Fiscal Year Ended 5/31/2001	$0.64	$0.38

______________________________________________________________________________________

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

a)

Changing the Company name;

b)

Adding/changing/removing any restriction on the business or businesses that the Company may carry on;

c)

Changing the maximum number of shares that the Company is authorized to issue;

d)

Creating a new class of shares;

e)

Changing the designation of all or any of its shares, and adding/changing/removing any rights/privileges/restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued/unissued;

f)

Changing the number of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares or other classes or series.

g)

Dividing a class of shares, whether issued/unissued, into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;

h)

Authorizing the Directors to divide any class of unissued shares into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;

i)

Authorizing the Directors to change the rights/privileges/restrictions/conditions attached to unissued shares of any series;

j)

Revoking/diminishing/enlarging any authority conferred under (h) and (i);

k)

Increasing/decreasing the number of Directors or the minimum or maximum number of Directors, subject to other rules;

l)

Subject to section 45(8), adding/changing/removing any other provision that is permitted by the Alberta Business Corporations Act to be set out in the Articles;

m)

Amending the Articles of Incorporation;

n)

Shareholder approval of an amalgamation agreement;

o)

Continuance of the Company into another jurisdiction;

p)

Disposing of all or substantially all of the Company's assets and liabilities; and

q)

Dissolution of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Share Purchase Warrants

Table No. 14 lists, as of 4/21/2008 Share Purchase Warrants outstanding, the dates the Share Purchase Warrants were issued, the exercise price, and the expiration dates of the Share Purchase Warrants.

Table No. 14

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Granted	Number of Share Purchase Warrants Still Outstanding		Expiration Date of Share Purchase Warrants
			Exercise Price

May 31, 2001	2,450,000	2,190,724	$0.18	10/09/10
May 31, 2002	284,000	284,000	$1.00	10/09/10
May 31, 2003	246,273	246,273	$1.00	10/09/10
May 31, 2003	12,527	12,527	$1.00	10/09/10
October 9, 2003	1,182,973	1,182,973	$1.00	10/09/10
May 31, 2004	27,000	24,000	$1.00	08/15/10
May 31, 2005	143,335	143,335	$1.00	08/15/10
August 10, 2005	3,000	3,000	$1.00	08/15/10

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

  --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares currently do not trade on any stock exchange.

Refer to Item 9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 4/21/2008, the authorized capital of the Company was 50,000,000 common shares without par value. As of 4/21/2008, there were 40,965,175 common shares issued and outstanding.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- Not Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Item 6.E. and Table No. 14.  ---

10.A.6.  History of Share Capital

During Fiscal 2007, ended May 31, 2007, the Company amended the expiry dates of 1,725,773 Share Purchase Warrants which can be converted into one common share of the Company at $1.00 per common share to 9 October 2010 from 9 October 2006.  The Company amended the expiry dates of 2,190,724 Share Purchase Warrants which can be converted into one common share of the Company at $0.18 per share to 9 October 2010 from 9 October 2006.  The Company also amended the expiry date of 170,335 Share Purchase Warrants which can be converted into one common share of the Company and one Share Purchase Warrant which entitles the holder to acquire an additional common share of the Company at a price of $1.00 per common share to 15 August 2010 from 15 August 2007.

During Fiscal 2006, ended May 31, 2006, the Company granted a total of 3,000 Share Purchase Warrants for cash proceeds of $1,241. Each Share Purchase Warrant entitles the holder to acquire an additional common share of the Company at a price of $1.00 per common share.

During Fiscal 2005, ended May 31, 2005, the Company granted 143,335 Share Purchase Warrants for cash proceeds of $57,334. Each Share Purchase Warrant entitles the holder to acquire an additional common share of the Company at a price of $1.00 per common share. These Share Purchase Warrants were sold pursuant to a private placement in Canada. During the year ended May 31, 2005, the Company also received cash in the amount of $1,310 as share subscriptions received in advance related to the exercise of 7,278 Share Purchase Warrants.

During Fiscal 2004, ended May 31, 2004, the Company granted 27,000 Share Purchase Warrants for cash proceeds of $10,980. These Share Purchase Warrants were sold pursuant to a private placement in Canada.  Any U.S. investors who purchased these Share Purchase Warrants did so under an exemption pursuant to Rule 506. During Fiscal 2004, the Company also received $45,360 related to the exercise of 251,998 Share Purchase Warrants for which the Company had not issued the corresponding 251,998 common shares at May 31, 2004. On October 30, 2003, the Company announced the completion of the acquisition of the Process. By the terms of the acquisition, the Company issued 20,000,000 common shares to the owners of the Process for 100% ownership of the Process.

During Fiscal 2003, ended May 31, 2003, the Company granted 246,273 Share Purchase Warrants for cash proceeds $98,509. 96,700 of the 246,273 Share Purchase Warrants were issued in settlement of related party debt in the amount of $38,680.  These Share Purchase Warrants were sold pursuant to a private placement in Canada.  Any U.S. investors who purchased these units did so under an exemption pursuant to Rule 506.

During Fiscal 2002, ended May 31, 2002, the Company granted 284,000 Share Purchase Warrants for cash proceeds of $113,600. The Share Purchase Warrants were issued pursuant to a private placement in Canada, which took place during calendar year 2000. There were no U.S. residents who took part in this financing. During Fiscal 2002, the Company also received $24,900 related to the exercise of 249,000 stock options and $162,302 related to the exercise of 1,346,125 Share Purchase Warrants.

During Fiscal 2001, ended May 31, 2001, the Company granted 1,192,500 Share Purchase Warrants for cash proceeds of $477,000. These Share Purchase Warrants were issued pursuant to a private placement, which took place in Canada during calendar year 2000. No U.S. residents took part in this financing. During Fiscal 2001, the Company also received $8,000 related to the exercise of 50,000 Share Purchase Warrants.

During Fiscal 2000, ended May 31, 2000, the Company completed two private placement financings. The first consisted of 1,000,000 units. Each unit consisted of one common share and one Share Purchase Warrant entitling the holder to purchase an additional share at a price of $0.10. The second consisted of 2,500,000 units. Each unit consisted of one common share and one Share Purchase Warrant entitling the holder to purchase an additional share at a price of $0.12. These units were sold pursuant to a private placement in Canada.  Any U.S. investors who purchased these units did so under an exemption pursuant to Rule 506.

10.A.7.  Resolutions/Authorizations/Approvals

--- Not Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

According to the Company’s Articles of Continuance (Section), “There are no restrictions on the business of the Company.”

According to Part 15 – DISCLOSURE OF INTEREST OF DIRECTORS – of the Articles of the Company, Sections 15.1 and 15.2:

a)

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

b)

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

a)

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat except those meetings where only holders of a specified class or particular series of shares are entitled to vote and each holder thereof shall be entitled to one vote per share in person or by proxy.

b)

Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Company, the holders of the Common Shares are entitled to receive any dividends declared and paid by the Company.

c)

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

1)

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

2)

If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable .

3)

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

10.G.  Statement by Experts

The Company’s auditors for its financial statements for the preceding year was James Stafford, Chartered Accountants, located at Suite 350 – 1111 Melville Street, Vancouver, British Columbia, Canada V6E 3V6. The Company’ previous auditor was Amisano Hanson, Chartered Accountants, located at Suite 604, 750 West Pender Street, Vancouver, B.C. Canada V6C 2T7. The audit reports for the related years are included with the related financial statements in this Annual Report.

10.H.  Document on Display

All of the documents referred to in this Annual Report may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this Annual Report.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 --- No Disclosure Necessary ---

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

 --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, the CEO and the CFO have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operated such that important information flowed to appropriate collection and disclosure points in a timely manner and were effective so as to allow the Exchange Act reporting information to flow to the Company's CEO and CFO, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure. In addition, the CEO and CFO have certified that the disclosure and procedures were effective so that the information in our Exchange Act reports was communicated to our management.

There have been no changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls as of the date of this filing.  Nor have there been any corrective actions with regard to deficiencies or material weaknesses.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its independent auditors, James Stafford, Chartered Accountants, for fiscal 2007 ended May 31, 2007, fiscal 2006 ended May 31, 2006, and for fiscal 2005 ended May 31, 2005.

	Fiscal Year Ended May 31, 2007	Fiscal Year Ended May 31, 2006	Fiscal Year Ended May 31, 2005

Audit Fees	$9,602.76	$13,297.84	$ 15,000
Audit Related Fees	-	-	-
Tax Fees	-	-	-
All Other Fees	-	-	-

Item 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

Item 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with generally accepted auditing standards in Canada and the United States.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of James Stafford, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

PowerNova Technologies Corporation

Auditor’s Report dated February 15, 2008.

Balance Sheets as at May 31, 2007 and 2006.

Statements of Operations and Deficit for the Years Ended May 31, 2007, 2006 and 2005.

Statements of Cash Flows for the Years Ended May 31, 2007, 2006 and 2005.

Notes to the Financial Statements

Unaudited Interim Financial Statements

Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

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
9. Statement Regarding Date of Financial Statements: No Disclosure Necessary
10. Additional Exhibits:

a. Consent of Auditor James Stafford dated April 21, 2008

b. Copy of Tblisi Agreement dated April 21, 2000. (previously filed)

c. Copy of Share Transfer Agreement dated June 21, 2001 (previously filed)

d. Diagram of Corporate History of the Company

PowerNova Technologies Corporation

(A Development Stage Company)

Financial Statements

(Expressed in Canadian dollars)

31 May 2007

JAMES STAFFORD

James Stafford

Chartered Accountants*

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

*Incorporated professional

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

PowerNova Technologies Corporation

(A Development Stage Company)

We have audited the balance sheets of PowerNova Technologies Corporation (the “Company”) as at 31 May 2007 and 2006, and the related statements of operations and deficit, cash flows and changes in shareholders’ deficiency for the years ended 31 May 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 May 2007 and 2006, and the results of its operations, its cash flows and its changes in shareholders’ deficiency for each of the years ended 31 May 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

              /s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

15 February 2008

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders and Board of Directors dated 15 February 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

            /s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

15 February 2008

PowerNova Technologies Corporation

(A Development Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

As at 31 May

	2007	2006
	$	$

Assets

Current
Cash and cash equivalents	-	300
Goods and Services Tax receivable	569	-

	569	300

Property, plant and equipment (Note 3)	966	1,283

	1,535	1,583

Liabilities

Current
Bank indebtedness	1	-
Accounts payable and accrued liabilities (Notes 4 and 10)	198,143	195,199
Due to related parties (Note 5)	748,304	734,244

	946,448	929,443
Shareholders’ deficiency
Capital stock (Note 7)
Authorized
50,000,000 of common shares without par value
Issued and outstanding
2007 – 40,965,175 common shares
2006 – 40,965,175 common shares	5,591,315	5,591,315
Contributed surplus (Note 7)	24,000	-
Warrants (Note 7)	68,175	68,175
Share subscriptions received in advance (Note 7)	46,670	46,670
Deficit, accumulated prior to the development stage	(4,446,180)	(4,446,180)
Deficit, accumulated during the development stage	(2,228,893)	(2,187,840)

	(944,913)	(927,860)

	1,535	1,583

Nature and Continuance of Operations (Note ), Commitments (Note 11) and Subsequent Events (Note 12)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 13)

On behalf of the Board:

Director

Director

Stuart Lew

Philip Webber

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

	For the year ended 31 May 2007	For the year ended 31 May 2006	For the year ended 31 May 2005
	$	$	$

Expenses
General and administrative (Schedule 1)	48,809	213,827	221,534

Net loss before other items	(48,809)	(213,827)	(221,534)

Other items
Write-off of accounts payable (Notes 4 and 10)	7,756	2,979	-
Write-off of accounts receivable	-	-	-

Net loss for the year	(41,053)	(210,848)	(221,534)

Deficit, accumulated during the development stage, beginning of year	(2,187,840)	(1,976,992)	(1,755,458)

Deficit, accumulated during the development stage, end of year	(2,228,893)	(2,187,840)	(1,976,992)

Basic and diluted loss per share (Note 8)	(0.01)	(0.01)	(0.01)

Weighted average number of common shares outstanding (Note 8)	40,965,175	40,965,175	40,965,175

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the year ended 31 May 2007	For the year ended 31 May 2006	For the year ended 31 May 2005
	$	$	$

Cash flows from operating activities
Net loss for the year	(41,053)	(210,848)	(221,534)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	317	428	580
Contributions to capital by related parties (Notes 6, 7 and 10)	24,000
Write-off of accounts payable (Notes 4 and 10)	(7,756)	(2,979)	-
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(569)	1,191	256
(Increase) decrease in prepaid expenses	-	-	900
Increase (decrease) in accounts payable	10,700	21,651	(9,985)
Increase in due to related parties	14,060	187,891	168,658

	(301)	(2,666)	(61,125)

Cash flows used in investing activities
Increase in advances	-	-	-
Purchase of property, plant and equipment	-	-	-

	-	-	-

Cash flows from financing activities
Share subscriptions received in advance for cash	-	-	1,310
Issuance of common shares for cash	-	-	-
Share purchase warrants granted	-	1,241	57,334

	-	1,241	58,644

Increase (decrease) in cash and cash equivalents	(301)	(1,425)	(2,481)

Cash and cash equivalents, beginning of year	300	1,725	4,206

Cash and cash equivalents, end of year	(1)	300	1,725

Supplemental Disclosures with Respect to Cash Flows (Note 10)

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Changes in Shareholders’ Deficiency

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus and share subscription received in advance	Share purchase warrants	Deficit accumulated prior to the development stage	Deficit accumulated during the development stage	Total Shareholders’ deficiency
		$	$	$	$	$	$

Balance at 31 May 2004	40,965,175	5,591,315	45,360	9,600	(4,446,180)	(1,755,458)	(555,363)
Share purchase warrants granted (Note )	-	-	-	57,334	-	-	57,334
Share subscription received in advance (Note 7)	-	-	1,310	-	-	-	1,310
Net loss for the year	-	-	-	-	-	(221,534)	(221,534)

Balance at 31 May 2005	40,965,175	5,591,315	46,670	66,934	(4,446,180)	(1,976,992)	(718,253)
Share purchase warrants granted (Note 7)	-	-	-	1,241	-	-	1,241
Share subscription received in advance (Note 7)	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	(210,848)	(210,848)

Balance at 31 May 2006	40,965,175	5,591,315	46,670	68,175	(4,446,180)	(2,187,840)	(927,860)
Contributed services by related party (Notes 6, 7 and 10)	-	-	24,000	-	-	-	24,000
Net loss for the year	-	-	-	-	-	(41,053)	(41,053)

Balance at 31 May 2007	40,965,175	5,591,315	70,670	68,175	(4,446,180)	(2,228,893)	(944,913)

PowerNova Technologies Corporation

(A Development Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in Canadian Dollars)

	For the year ended 31 May 2007	For the year ended 31 May 2006	For the year ended 31 May 2005
	$	$	$

Advertising and promotion	-	-	-
Amortization	317	428	580
Bank charges and interest	216	242	347
Consulting fees to related parties (Note 6)	-	188,000	188,000
Filing and transfer agent fees	3,229	-	4,483
Legal and accounting fees	20,425	24,430	13,816
Management fees (Notes 6, 7 and 10)	18,000	-	-
Office and administration	-	-	2,521
Rent (Notes 6, 7 and 10)	6,000	-	9,252
Telephone	622	727	2,535

	48,809	213,827	221,534

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2007

1.

Nature and Continuance of Operations

PowerNova Technologies Corporation (the “Company”) was incorporated on 6 October 1986 in British Columbia, Canada.  The Company’s shares were listed on the TSX Venture Exchange and the Company was suspended from trading on 20 June 2003.

The Company is in the development stage and commenced its current development stage during the year ended 31 May 2000.  The Company is in the business of acquiring and developing hydrogen production technology.

The Company’s financial statements as at 31 May 2007 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $41,053 for the year ended 31 May 2007 (31 May 2006 - $210,848, 31 May 2005 - $221,534) and has working capital deficiency of $945,879 at 31 May 2007 (31 May 2006 – $929,143).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during the fiscal year ended 31 May 2007.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“United States GAAP”), except as described in Note 13.  Outlined below are those policies considered particularly significant.

Basis of presentation

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles applicable to development stage enterprises, and are expressed in Canadian dollars.  The Company’s fiscal year end is 31 May.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2007

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized using the declining balance method at the following annual rate, with half the rate being applied in the year of acquisition:

Computer equipment	30%	declining balance
Equipment	20%	declining balance

Financial instruments

The carrying value of cash, accounts payable and accrued liabilities, and due to related parties approximates their fair value because of the short maturity of these instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Derivative financial instruments

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 31 May 2007, the Company’s net future income tax assets are fully offset by a valuation allowance.

Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period.  The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon the exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  For the years presented, this calculation proved to be anti-dilutive.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2007

Foreign currency translation

The Company’s functional and reporting currency is in Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Non-monetary assets and liabilities are translated into Canadian dollars at their applicable historical rates.  Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization, which is translated at historical rates.  Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from these estimates.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.

Property, Plant and Equipment

		Accumulated	Net book value
	Cost	amortization	2007	2006
	$	$	$	$

Computer equipment	5,366	(4,946)	420	600
Equipment	2,548	(2,002)	546	683

	7,914	(6,948)	966	1,283

During the year ended 31 May 2007, total additions to property, plant and equipment were $Nil (31 May 2006 - $Nil).

4.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2007

During the year ended 31 May 2007, the Company wrote off certain accounts payable balances in the amount of $7,756 (31 May 2006 - $2,979, 31 May 2005 - $Nil) related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company.  Management does not consider that these amounts are payable although there is no assurance that a formal claim will not be made against the Company for some or all of these balances in the future (Note 10).

5.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

As at 31 May 2007, the amounts due to related parties include $748,304 (31 May 2006 - $734,244, 31 May 2005 - $546,353) due to shareholders of the Company and/or officers-directors of the Company.

6.

Related Parties Transactions

During the year ended 31 May 2007, the Company entered into the following transactions with related parties:

i.

Paid or accrued consulting fees of $Nil (31 May 2006 - $52,000, 31 May 2005 - $52,000) to a director of the Company.

ii.

Paid or accrued consulting fees of $Nil (31 May 2006 - $68,000, 31 May 2005 - $68,000) to a director of the Company.

iii.

Paid or accrued consulting fees of $Nil (31 May 2006 - $68,000, 31 May 2005 - $68,000) to a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the Company and the related parties, and in certain cases, are covered by signed agreements.  It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

During the year ended 31 May 2007, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2006 - $Nil, 31 May 2005 - $Nil) and rent in the amount of $6,000 (31 May 2006 - $Nil, 31 May 2005 - $Nil) (Notes 7 and 10).

7.

Capital Stock

i.

Authorized

The total authorized capital is 50,000,000 common shares without par value.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2007

ii.

Issued and outstanding

The total issued and outstanding capital stock is 40,965,175 common shares without par value.

iii.

Share subscriptions received in advance

As at 31 May 2007, the Company had received $46,670 related to the exercise of 259,276 share purchase warrants for which the Company had not issued the corresponding 259,276 common shares at 31 May 2007 (As at 31 May 2006, the Company had received $46,670 related to the exercise of 259,276 share purchase warrants for which the Company had not issued the corresponding 259,276 common shares at 31 May 2006) (Note 11).

iv.

Stock options

There are no stock options issued and outstanding as at 31 May 2007.

v.

Share purchase warrants

The following share purchase warrants were outstanding at 31 May 2007:

	Exercise price	Number of warrants	Expiry Date
	$

Warrants	1.00	1,725,773	9 October 2010
Warrants	0.18	2,190,724	9 October 2010
Warrants	1.00	170,335	15 August 2010

		4,086,832

The 1,725,773 share purchase warrants expiring on 9 October 2010 can be converted into one common share of the Company at $1.00 per share.  The 2,190,724 share purchase warrants expiring on 9 October 2010 can be converted into one common share of the Company at $0.18 per share. During the year ended 31 May 2007, the Company amended the expiry dates of these share purchase warrants to 9 October 2010 from 9 October 2006.

The 170,335 share purchase warrants expiring on 15 August 2010 can be converted into one common share of the Company and one share purchase warrant which entitles the holder to acquire an additional common share of the Company at a price of $1.00 per common share.  During the year ended 31 May 2007, the Company amended the expiry date of these share purchase warrants outstanding to 15 August 2010 from 15 August 2007.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2007

The 1,725,773 and 2,190,724 share purchase warrants outstanding at 31 May 2007 excludes share purchase warrants which were exercised prior to 31 May 2007 but the corresponding common shares were not issued by the Company at 31 May 2007.  The funds received by the Company related to the exercise of these 259,276 share purchase warrants have been recorded as share subscriptions received in advance (Note 7.iii).

A summary of outstanding share purchase warrants is as follows:

	Number of share purchase warrants	Weighted average exercise price
		$

Outstanding and exercisable at 31 May 2004	3,947,775	0.54

Granted	143,335	1.00
Exercised, but related common shares not issued at 31 May 2005	(7,278)	0.18
Expired	-	-

Outstanding and exercisable at 31 May 2005	4,083,832	0.56

Granted	3,000	1.00
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2006	4,086,832	0.56

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2007	4,086,832	0.56

During the year ended 31 May 2007, the Company issued Nil share purchase warrants for cash proceeds of $Nil (31 May 2006, the Company granted a total of 3,000 share purchase warrants for cash proceeds of $1,241, 31 May 2005, the Company granted a total of 143,335 share purchase warrants for cash proceeds of  $57,334).

i.

During the year ended 31 May 2007, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2006 - $Nil, 31 May 2005 - $Nil) and rent in the amount of $6,000 (31 May 2006 - $Nil, 31 May 2005 - $Nil) (Notes 6 and 10).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2007

8.

Loss Per Share

	For the year ended 31 May 2005
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the year	(221,534)

Basic Loss per Share
Loss allocated to common shareholders	(221,534)	40,965,175	(0.01)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per Share
Loss allocated to common shareholders with assumed conversions	(221,534)	40,965,175	(0.01)

	For the year ended 31 May 2006
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the year	(210,848)

Basic Loss per Share
Loss allocated to common shareholders	(210,848)	40,965,175	(0.01)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per Share
Loss allocated to common shareholders with assumed conversions	(210,848)	40,965,175	(0.01)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2007

	For the year ended 31 May 2007
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the year	(41,053)

Basic Loss per Share
Loss allocated to common shareholders	(41,053)	40,965,175	(0.01)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per Share
Loss allocated to common shareholders with assumed conversions	(41,053)	40,965,175	(0.01)

Share purchase warrants which were exercised by the share purchase warrant holders but the related common shares were not issued at 31 May 2007, 2006 and 2005 have not been included in the computation of diluted loss per share because, due to the loss position of the Company, the effect of issuing these common shares would be antidilutive (Note 7.iii).

All share purchase warrants outstanding at 31 May 2007 were not included in the computation of diluted loss per share because, due to the loss position of the Company, the effect of exercising of all the share purchase warrants would be antidilutive. These share purchase warrants were still outstanding as at 31 May 2007 (Note 7.v).

9.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 32.49% (31 May 2006 – 32.49%, 31 May 2005 – 33.6%).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2007

	2007	2006	2005
	$	$	$

Net loss before income taxes	(41,053)	(210,848)	(221,534)

Income tax recovery at statutory rates	13,338	68,505	74,435
Adjustments to benefits resulting from:
Amortization	(103)	(139)	(214)
Contributed services by related parties	(7,798)	-	-
(Unrecognized) benefits of non-capital losses	(5,437)	(68,366)	(74,221)

Future income tax recovery	-	-	-

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2007	2006	2005
	$	$	$

Future tax assets:
Non-capital loss carryforwards	534,493	528,557	642,342
Plant, property and equipment	1,070	2,154	2,084

	535,563	530,711	644,426

Less: valuation allowance	(535,563)	(530,711)	(644,426)

Actual income taxes	-	-	-

As at 31 May 2007, the Company had available for deduction against future taxable income, non-capital losses of approximately $1,645,101.  The potential income tax benefit of these losses has been offset by a full valuation allowance.  The losses expire as follows:

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2007

Year	Amount
$

2008	429,928
2009	257,220
2010	256,309
2014	249,879
2015	220,954
2016	212,540
2017	18,271

10.

Supplemental Disclosures with Respect to Cash Flows

	Cumulative amounts from the date of Inception on 6 October 1986 to 31 May 2007	2007	2006	2005
	$	$	$	$

Cash paid during the year for interest	-	-	-	-
Cash paid during the year for income taxes	-	-	-	-

During the year ended 31 May 2007, the Company wrote off certain accounts payable balances in the amount of $7,756 (31 May 2006 - $2,979, 31 May 2005 - $Nil) related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company.  Management does not consider that these amounts are payable although there is no assurance that formal claim will not be made against the Company for some or all of these balances in the future (Note 4).

During the year ended 31 May 2007, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2006 - $Nil, 31 May 2005 - $Nil) and rent in the amount of $6,000 (31 May 2006 - $Nil, 31 May 2005 - $Nil) (Notes 6 and 7).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2007

11.

Commitments

Pursuant to an agreement effective June 2003 and amending agreements to March 2005, the Company acquired the patents pending and exclusive rights to the title of the Alkane and Alkane Group Dehydrogenation with Organometallic Catalysts from two individuals who became directors of the Company.  As consideration the Company issued 20,000,000 common shares and reserved for issuance to these two directors an aggregate of 9,000,000 common shares upon the Company achieving revenues of US$10,000,000 as direct result of the commercialization of the technology rights.

The Company is committed to issuing 259,276 common shares of the Company related to share subscriptions received in advance of $46,670 (Note 7iii).

During the year ended 31 May 2004, the Company entered into a contract for management services with three directors and officer of the Company requiring a payment of $188,000 per year up to the fiscal year ended 31 May 2006.

12.

Subsequent Events

Subsequent to 31 May 2007, shareholders and/or director-officers of the Company agreed to forgive a balance owed to them by the Company at 31 May 2007 of $581,615.

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP.  Except as set out below, these financial statements also comply, in all material respects, with United States GAAP.

Statement of cash flow difference

i.

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses).  SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net loss and comprehensive loss for each of the years ended 31 May 2007, 2006 and 2005.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2007

ii.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of.

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.  Application of SFAS No. 144 would not have a material effect on these financial statements.

iii.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.  The difference between Canadian GAAP and United States GAAP would have not have a material effect on these financial statements.

iv.

Recent pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments.  SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis.  SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 14, 2006, with earlier application allowed.  This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140.  The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs.  SFAS No. 156 is effective for an entity’s first fiscal year beginning after September 15, 2006.  This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2007

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 does not require any new fair value measurements.  However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the first fiscal year beginning January 1, 2008.  The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”  This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 is effective for fiscal years ending after December 15, 2006.  The Company does not expect that the implementation of SFAS No. 158 will have any material impact on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatement in current year financial statements.  SAB No. 108 requires companies to quantify misstatement using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.  SAB No. 108 is effective for periods ending after November 15, 2006.  The Company is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

Signature Page

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWERNOVA TECHNOLOGIES CORPORATION

Registrant

Dated:  June 13, 2008

Signed:  /s/  Stuart Lew

Mr. Stuart Lew

CEO and Director