Form 20-F
period 2005-05-31
POWERNOVA TECHNOLOGIES CORP
filed 2008-11-03
CIK 1281216

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[    ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended May 31, 2005

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

1.C.  Auditors

The Company’s auditor for its financial statements for the year ended May 31, 2005 is James Stafford, Chartered Accountants. James Stafford is licensed to practice in British Columbia by the Institute of Chartered Accountants, and is registered with the Public Company Accounting Oversight Board of the United States (“PCAOB”).

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

 --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

Table No. 3 below, “Selected Financial Data” is derived from the financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles in Canada and the United States.   The selected financial data of the Company for Fiscal 2005, ended May 31st, was derived from the financial statements of the Company which have been audited by James Stafford, Chartered Accountants, independent auditors. For Fiscal 2004, ended May 31st, the financial data was derived from the financial statements of the Company which have been audited by Amisano Hanson, Chartered Accountants, Independent Auditors, and for Fiscal 2003 and prior, from financial statements that were audited by De Visser Gray, Chartered Accountants, Independent Auditors.

Table No. 3

Selected Financial Data

 (#’s in 000, except per share data, Weighted Avg. # Shares & Period-end # Shares)

______________________________________________________________________________________

	Fiscal Year Ended May 31, 2005	Fiscal Year Ended May 31, 2004	Fiscal Year Ended May 31, 2003	Fiscal Year Ended May 31, 2002	Fiscal Year Ended May 31, 2001
Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss)	($221)	($469)	($264)	($359)	($591)
Income (Loss)/Share	($0.01)	($0.02)	($0.01)	($0.02)	($0.03)
Dividends /Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. # Shares	40,965,175	31,362,735	19,239,402	18,653,090	18,036,777
Period-end # Shares	40,965,175	40,965,175	19,239,402	19,244,402	18,061,777
Working Capital Deficiency	($720)	($557)	($364)	($190)	($41)
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$5,591	$5,591	$4,901	$4,901	$4,714
Shareholders’ Deficit	($718)	($555)	($142)	$23	$81
Total Assets	$4	$9	$236	$214	$268

______________________________________________________________________________________

3.A.2.  Exchange Rates

Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent calendar years ended December 31st, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the most recent interim periods.

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

Table No. 4

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

Year Ended 12/31/05	$1.21	$1.27	$1.16	$1.17
Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59

Three Months Ended 12/31/05		$1.20	$1.15	$1.17
Three Months Ended 9/30/05		$1.24	$1.16	$1.16
Three Months Ended 6/30/05		$1.27	$1.21	$1.23
Three Months Ended 3/31/05		$1.26	$1.20	$.121
Three Months Ended 12/31/04		$1.27	$1.18	$1.20
Three Months Ended 9/30/04		$1.27	$1.18	$1.20
Three Months Ended 6/30/04		$1.27	$1.21	$1.23
Three Months Ended 3/31/04		$1.26	$1.20	$1.21
Three Months Ended 12/31/04		$1.24	$1.19	$1.20
Three Months Ended 9/30/04		$1.34	$1.26	$1.26
Three Months Ended 6/30/04		$1.40	$1.31	$1.34
Three Months Ended 3/31/04		$1.35	$1.27	$1.31

June 2005	$1.24	$1.26	$1.23	$1.23
May 2005	$1.26	$1.27	$1.24	$1.25
April 2005	$1.24	$1.26	$1.21	$1.26
March 2005	$1.22	$1.25	$1.20	$1.21
February 2005	$1.24	$1.26	$1.23	$1.23
January 2005	$1.22	$1.24	$1.20	$1.24

The Exchange Rate as of May 31, 2005 was $1.25.

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 5/31/2005.

Table No. 5

Capitalization and Indebtedness

______________________________________________________________________________

______________________________________________________________________________

Shareholders’ Equity:

     Common Shares, no par value;

     50,000,000 common shares authorized

     40,965,175 common shares issued and outstanding

     Unissued Common Stock Subscribed

     Retained Earnings (deficit)

     Net Stockholders’ Equity (Deficit)

TOTAL CAPITALIZATION

$5,591,315 $46,670 ($6,423,172) ($363,898)

Stock Options Outstanding	Nil
Share Purchase Warrants Outstanding	3,916,497
Capital Leases	Nil
Guaranteed Debt	Nil
Secured Debt	Nil

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

b)

The contact person is Stuart Lew, Chief Executive Officer.

c)

The Company's fiscal year ends May 31st.

d)

The Company has 50,000,000 common shares without par value authorized.  At 5/31/2005, the end of the Company's fiscal year for which audited financial statements are included in this annual report; there were 40,965,175 common shares issued and outstanding. As of 4/21/2008, there were 40,965,175 common shares issued and outstanding.

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

Dr. Avtandil Koridze Director, Chief Technology Officer, VP R&D, has not received any salary from theCompany for Fiscal years 2004, 2005, 2006, and 2007, and has agreed to waive payment of his salary for Fiscal years 2004, 2005, 2006, 2007 and Fiscal year 2008 ended May 31, 2008.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 5/31/2005, 5/31/2004, and 5/31/2003 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

Fiscal 2004 Ended May 31, 2004  vs. the Fiscal 2003 Ended May 31, 2003

PowerNova Technologies Corporation reported a net loss of $469,395 for the fiscal year ended May 31, 2004 compared to a net loss of $263,588 for the fiscal year ended May 31, 2003.  General administration expenses for the fiscal year ended May 31, 2004 were $250,548 compared to $323,962 during the prior fiscal year, a decrease of $73,414.  The decrease was primarily due to significant cost reductions in most expense categories, offset by increased consulting and professional fees. The largest changes occurred in the following expense categories:

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

Fiscal 2003 Ended May 31, 2003  vs. the Fiscal 2002 Ended May 31, 2002

The Company reported a net loss of ($263,588) for the fiscal year ended May 31, 2003 compared to a net loss of ($358,654) for the fiscal year ended May 31, 2002. The lesser net loss, which occurred during Fiscal 2003, was the direct result of expenses being either reduced substantially or eliminated entirely during Fiscal 2003. This occurred because the funding of the research and development of the Process were turned over substantially to PowerNova Technologies Corporation in anticipation of the impending acquisition.

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

Fiscal 2004 Ended May 31, 2004

As at May 31, 2004, the Company had an accumulated deficit of ($6,201,638) and a working capital deficit of ($557,654).

The Company had a cash and cash equivalent position at May 31, 2004 was $4,206.

The Company issued 21,725,773 shares during Fiscal 2004 pursuant to the acquisition of the Process technical rights as to 20,000,000 shares and conversion of special warrants as to 1,725,773.

Cash Used for Operating Activities by the Company during Fiscal 2004 was ($63,955) including the net loss for the fiscal year of ($469,395). The adjustments for the fiscal year were: write-off of the intangible asset relating to the acquisition of the patent rights in the amount of $216,320; amortization of the purchase of the powernova.com website domain; computer equipment and office equipment in the amount $3,286. Changes in non-cash working capital were $185,834 due to a net increase in related and unrelated amounts payable of $185,387 and a decrease in goods and services tax receivable in the amount of $472.

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

Fiscal 2003 Ended May 31, 2003

As at May 31, 2003, the Company had an accumulated deficit of ($5,732,243) and a working capital deficit of ($364,115).

The Company had cash and cash equivalent position at May 31, 2003 was $11,911.

No common shares were issued during Fiscal 2003.

Cash Used for Operating Activities by the Company during Fiscal 2003 was ($93,647) including the net loss for the fiscal year of ($263,588). The adjustments for the fiscal year were: amortization of the purchase of the powernova.com website domain; computer equipment and office equipment in the amount $6,690 and a management extinquishment of accounts payable in the amount of ($57,379). This recovery resulted from the extinguishment by current management of certain accounts payable balances related primarily to its prior business, which had remained unpaid for several years without any claims being made by these creditors against The Company. (There is no assurance that formal claims will not be made against the Company for some or all of these balances in the future.) Changes in non-cash working capital were $278,009 and consisted of increase in related and unrelated amounts payable and goods and services tax receivable in the amount of ($1,384).

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

Stock Option Grants in Fiscal 2005 Ended 5/31/2005

______________________________________________________________________________________

Name	Number of Options Granted	Percentage of Total Options Granted	Exercise Price Per Share	Grant Date	Market Value of Securities Underlying Options on Date of Grant Per Share

No stock options were granted during Fiscal 2005

______________________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2005 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2005

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

No stock options were exercised during Fiscal 2005

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

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- Not Applicable ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee was formed in November of 2002. The current members of the Audit Committee are: Bakytzhan Oralbekov, Phillip Webber and William Kaska. Bakytzhan Oralbekov is Co-Chairman and President of the Company, Phillip Webber is Chief Financial Officer of the Company and William Kaska is an independent director.

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

7.A.2.  Canadian Share Ownership.  On July 1, 2005, the shareholders' list for the Company's common shares showed 439 registered shareholders and 40,970,175 shares issued and outstanding. Of these shareholders, 94 were resident in Canada holding 15,394,031 shares; 338 were resident in the United States holding 8,392,394 shares; 2 were resident in Russia holding 16,875,000 shares; 4 were resident in Europe and Asia holding 308,750 shares.

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

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

As of 5/31/2005, the authorized capital of the Company was 50,000,000 common shares without par value. As of 5/31/2005, there were 40,965,175 common shares issued and outstanding.  As of 4/21/2008, there were 40,965,175 common shares issued and outstanding.

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

Refer to Item 9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 5/31/2005, the authorized capital of the Company was 50,000,000 common shares without par value. As of 4/21/2008, there were 40,965,175 common shares issued and outstanding.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its independent auditors, James Stafford, Chartered Accountants, for fiscal 2005 ended May 31, 2005, and for fiscal 2004 ended May 31, 2004, by Amisano Hanson, Chartered Accoutnants.

	Fiscal Year Ended May 31, 2005	Fiscal Year Ended May 31, 2004

Audit Fees	$ 15,000	$3,250
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

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

Audited Financial Statements

PowerNova Technologies Corporation

Auditor’s Report dated June 26, 2006.

Balance Sheets as at May 31, 2005 and 2004.

Statements of Operations and Deficit for the Years Ended May 31, 2005, 2004 and 2003.

Statements of Cash Flows for the Years Ended May 31, 2005, 2004 and 2003.

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
9. Statement Regarding Date of Financial Statements: No Disclosure Necessary
10. Additional Exhibits:

a. Copy of Tblisi Agreement dated April 21, 2000. (previously filed)

b. Copy of Share Transfer Agreement dated June 21, 2001 (previously filed)

c. Diagram of Corporate History of the Company (previously filed)

d. Certifications

PowerNova Technologies Corporation

(A Development Stage Company)

Financial Statements

(Expressed in Canadian dollars)

31 May 2005

JAMES STAFFORD

James Stafford

Chartered Accountants*

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

*Incorporated professional

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

PowerNova Technologies Corporation

(A Development Stage Company)

We have audited the accompanying balance sheet of PowerNova Technologies Corporation (the “Company”) as at 31 May 2005, and the related statements of operations and deficit, cash flows and changes in shareholders’ deficiency for the year then ended.  We have also audited the statements of operations, cash flows and changes in shareholders’ deficiency for the period from the date of inception on 6 October 1986 to 31 May 2005 except that we did not audit the financial statements from the period from the date of inception on 6 October 1986 to 31 May 2004; those statements were audited by other auditors.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  The financial statements of the Company as at 31 May 2004 and the period from the date of inception on 6 October 1986 to 31 May 2004 were audited by another firm of auditors whose report dated 10 January 2005 expressed an unqualified opinion on those statements.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 May 2005 and the results of its operations, its cash flows and its changes in shareholders’ deficiency for the year then ended in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly we express no such opinion.

/s/ “James Stafford”

Vancouver, British Columbia, Canada

Chartered Accountants

26 June 2006

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note  to the financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders and Board of Directors dated 26 June 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

/s/ “James Stafford”

Vancouver, British Columbia, Canada

Chartered Accountants

26 June 2006

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

As at 31 May

	2005	2004
	$	$

Assets

Current
Cash and cash equivalents	1,725	4,206
Amounts receivable (Note )	1,191	1,447
Prepaid expenses	-	900

	2,916	6,553

Property, plant and equipment (Note )	1,711	2,291

	4,627	8,844

Liabilities

Current
Accounts payable and accrued liabilities (Note 5)	176,527	186,512
Due to related parties (Note )	546,353	377,695

	722,880	564,207

Shareholders’ deficiency
Capital stock (Note )
Authorized
50,000,000 of common shares without par value
Issued and outstanding
2005 – 40,965,175 common shares
2004 – 40,965,175 common shares	5,591,315	5,591,315
Warrants (Note )	66,934	9,600
Share subscriptions received in advance (Note )	46,670	45,360
Deficit, accumulated prior to the development stage	(4,446,180)	(4,446,180)
Deficit, accumulated during the development stage	(1,976,992)	(1,755,458)

	(718,253)	(555,363)

	4,627	8,844

Nature and Continuance of Operations (Note )

On behalf of the Board:

/s/  Stuart Lew

Director

/s/  Phillip Webber

Director

Stuart Lew

Phillip Webber

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2005	For the year ended 31 May 2005	For the year ended 31 May 2004	For the year ended 31 May 2003
	$	$	$	$

Expenses
General and administrative (Schedule 1)	1,975,229	221,534	496,207	323,962

Net loss before other items	(1,975,229)	(221,534)	(496,207)	(323,962)

Other items
Foreign exchange gain (loss)	(489)	-	(2,617)	2,995
Write-off of accounts payable	148,350	-	29,429	57,379
Write-off of accounts receivable	(149,624)	-	-	-

Net loss for the year	(1,976,992)	(221,534)	(469,395)	(263,588)

Deficit, accumulated during the development stage, beginning of year	-	(1,755,458)	(1,286,063)	(1,022,475)

Deficit, accumulated during the development stage, end of year	(1,976,992)	(1,976,992)	(1,755,458)	(1,286,063)

Basic and diluted loss per share		(0.01)	(0.02)	(0.02)

Weighed average number of common shares outstanding		40,965,175	31,362,735	19,244,402

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2005	For the year ended 31 May 2005	For the year ended 31 May 2004	For the year ended 31 May 2003
	$	$	$	$

Cash flows from operating activities
Net loss for the year	(6,423,172)	(221,534)	(469,395)	(263,588)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	37,526	580	3,286	6,690
Research and development	216,230	-	216,230	-

	(6,169,416)	(220,954)	(249,879)	(256,898)

Changes in operating assets and liabilities
Increase (decrease) in amounts receivable	(1,191)	256	472	(1,384)
(Increase) decrease in prepaid expenses	-	900	(25)	-
Increase (decrease) in accounts payable	176,527	(9,985)	(12,665)	14,298
Increase in due to related parties	546,353	168,658	198,052	211,716

	(5,447,727)	(61,125)	(64,045)	(32,268)

Cash flows from investing activities
Increase in advances	(216,230)	-	-	(15,973)
Purchase of property, plant and equipment	(39,237)	-	-	-

	(255,467)	-	-	(15,973)

Cash flows from financing activities
Share subscriptions received in advance for cash	46,670	1,310	45,360	-
Issuance of common shares for cash	5,591,315	-	-	-
Special warrants granted	66,934	57,334	10,980	59,829

	5,704,919	58,644	56,340	59,829

Increase (decrease) in cash and cash equivalents	1,725	(2,481)	(7,705)	11,588

Cash and cash equivalents, beginning of year	-	4,206	11,911	323

Cash and cash equivalents, end of year	1,725	1,725	4,206	11,911

Supplemental Disclosures with Respect to Cash Flows (Note )

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Changes in Shareholders’ Deficiency

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Share subscription received in advance	Special warrants	Deficit accumulated prior to the development stage	Deficit accumulated during the development stage	Total Shareholders’ deficiency
		$	$	$	$	$	$

Balance at 31 May 1999	14,060,777	4,285,524	-	-	(4,593,630)	-	(308,106)
Shares issued for cash ($0.10 per share)	1,000,000	100,000	-	-	-	-	100,000
Shares issued for cash ($0.12 per share)	2,500,000	275,000	-	-	-	-	275,000
Stock options exercised ($0.10 per share)	451,000	45,100	-	-	-	-	45.100
Net loss for the year	-	-	-	-	141,975	(67,815)	74,160

Balance at 31 May 2000	18,011,777	4,705,624	-	-	(4,451,655)	(67,815)	186,154
Special warrants granted	-	-	-	477,000	-	-	477,000
Share purchase warrants exercised ($0.16 per share)	50,000	8,000	-	-	-	-	8,000
Net loss for the year	-	-	-	-	5,475	(596,006)	(590,531)

Balance at 31 May 2001	18,061,777	4,713,624		477,000	(4,446,180)	(663,821)	80,623
Cancellation of common shares	(417,500)	-	-	-	-	-	-
Special warrants granted	-	-	-	113,600	-	-	113,600
Stock options exercised ($0.10 per share)	249,000	24,900	-	-	-	-	24,900
Share purchase warrants exercised ($0.10 per share)	1,000,000	100,000	-	-	-	-	100,000
Share purchase warrants exercised ($0.18 per share)	346,125	62,302	-	-	-	-	62,302
Net loss for the year	-	-	-	-	-	(358,654)	(358,654)

Balance at 31 May 2002	19,239,402	4,900,826	-	590,600	(4,446,180)	(1,022,475)	22,771
Special warrants granted	-	-	-	59,829	-	-	59,829
Special warrants granted	-	-	-	38,680	-	-	38,680
Net loss for the year	-	-	-	-	-	(263,588)	(263,588)

Balance at 31 May 2003	19,239,402	4,900,826	-	689,109	(4,446,180)	(1,286,063)	(142,308)
Special warrants granted	-	-	-	10,980	-	-	10,980
Share subscription received in advance	-	-	45,360	-	-	-	45,360
Shares issued for intellectual property (Note )	20,000,000	-	-	-	-	-	-
Special warrants exercised ($0.40 per share)	1,725,773	690,489		(690,489)	-	-	-
Net loss for the year	-	-	-	-	-	(469,395)	(469,395)

Balance at 31 May 2004	40,965,175	5,591,315	45,360	9,600	(4,446,180)	(1,755,458)	(555,363)
Special warrants granted	-	-	-	57,334	-	-	57,334
Share subscription received in advance (Note )	-	-	1,310	-	-	-	1,310
Net loss for the year	-	-	-	-	-	(221,534)	(221,534)

Balance at 31 May 2005	40,965,175	5,591,315	46,670	66,934	(4,446,180)	(1,976,992)	(718,253)

PowerNova Technologies Corporation

(A Development Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in Canadian Dollars)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2005	For the year ended 31 May 2005	For the year ended 31 May 2004	For the year ended 31 May 2003
	$	$	$	$

Advertising and promotion	10,766	-	-	-
Amortization	37,526	580	3,286	6,690
Bank charges and interest	3,797	347	287	1,249
Consulting fees	21,514	-	21,514	-
Consulting fees to related parties (Note )	1,024,210	188,000	188,000	202,000
Filing and transfer agent fees	64,455	4,483	7,887	6,665
Legal and accounting fees	229,658	13,816	41,829	15,517
Office and administration	38,735	2,521	2,417	2,037
Rent	94,087	9,252	14,434	24,883
Research and development (Note )	216,230	-	216,230	-
Telephone	27,665	2,535	323	4,627
Travel and automobile	10,839	-	-	-
Salaries and benefits	195,747	-	-	60,294

	1,975,229	221,534	496,207	323,962

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2005

1.

Nature and Continuance of Operations

PowerNova Technologies Corporation (the “Company”) was incorporated on 6 October 1986 in British Columbia, Canada.  The Company’s shares were listed on the TSX Venture Exchange and the Company was suspended from trading in 20 June 2003.

The Company is in the development stage and commenced its current development stage during the year ended 31 May 2000.  The Company is in the business of acquiring and developing hydrogen production technology.

The Company’s financial statements as at 31 May 2005 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $221,534 for the year ended 31 May 2005 (31 May 2004 - $469,395, 31 May 2003 - $263,588) and has working capital deficit of $719,964 at 31 May 2005 (31 May 2004 - deficit of $557,654).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during the fiscal year ended 31 May 2006.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

31 May 2005

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

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 31 May 2005, the Company’s net future income tax assets are fully offset by a valuation allowance.

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

31 May 2005

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

3.

Amounts Receivable

Amounts receivable are non-interesting bearing, unsecured and have settlement dates within one year.

	As at 31 May 2005	As at 31 May 2004
	$	$

Goods and Services Tax receivable	1,191	1,447

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2005

4.

Property, Plant and Equipment

		Accumulated	Net book value
	Cost	amortization	2005	2004
	$	$	$	$

Computer equipment	5,366	(4,508)	858	1,224
Equipment	2,548	(1,695)	853	1,067

	7,914	(6,203)	1,711	2,291

During the year ended 31 May 2005, total additions to property, plant and equipment were $Nil (31 May 2004 - $Nil).

5.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

During the year ended 31 May 2005, the Company wrote off $Nil (31 May 2004 - $29,429, 31 May 2003 - $57,379) of certain accounts payable balances related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company.  Management does not consider that these amounts are payable although there is no assurance that formal claim will not be made against the Company for some or all of these balances in the future.

6.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

As at 31 May 2005, the amounts due to related parties include $546,353 (31 May 2004 - $377,695) due to shareholders of the Company or officers-directors of the Company.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2005

7.

Related Parties Transactions

During the year ended 31 May 2005, the Company entered into the following transactions with related parties:

i.

Paid or accrued consulting fees of $52,000 (31 May 2004 - $52,000, 31 May 2003 - $46,000) to a director of the Company.

ii.

 Paid or accrued consulting fees of $68,000 (31 May 2004 - $68,000, 31 May 2003 - $60,000) to a director of the Company.

iii.

Paid or accrued salaries of $68,000 (31 May 2004 - $68,000, 31 May 2003 - $96,000) to a director of the Company.

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

8.

Capital Stock

Authorized

The total authorized capital is 50,000,000 common shares without a par value.

Issued and outstanding

The total issued and outstanding capital stock is 40,965,175 common shares without a par value.

i.

During the year ended 31 May 2005, the Company granted a total of 143,335 special warrants for cash proceeds of $57,334.

ii.

On 25 June 2004, the Company received share subscriptions received in advance of $1,310 related to the exercise of 7,278 share purchase warrants.

Share subscriptions received in advance

At 31 May 2005, share subscriptions received in advance consist of cash received by the Company for common shares on the future exercise of share purchase warrants as follows:

Date	Number of shares	Share capital
		$

31 May 2004	251,998	45,360

12 October 2004	7,278	1,310

	259,276	46,670

No share purchase warrants were issued subsequent to 31 May 2005.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2005

Stock options

There are no stock options issued and outstanding as at 31 May 2005.

Share purchase warrants

The following share purchase warrants were outstanding at 31 May 2005:

	Exercise price	Number of warrants	Remaining contractual life (years)
	$

Warrants	1.00	1,725,773	1.36
Warrants	0.18	2,190,724	1.36

		3,916,497

A summary of outstanding warrants is as follows:

	Number of share purchase warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 June 2003	2,450,000	0.18

Granted	1,725,773	1.00
Exercised but common shares not issued at 31 May 2005	(251,998)	0.18
Expired	-	-

Outstanding and exercisable at 31 May 2004	3,923,775	0.54

Granted	-	-
Exercised but common shares not issued at 31 May 2005	(7,278)	0.18
Expired	-	-

Outstanding and exercisable at 31 May 2005	3,916,497	0.54

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2005

Special warrants

During the year ended 31 May 2005, the Company issued 143,335 special warrants at $0.40 per special warrant for proceeds of $57,334.  Each special warrant can be converted into one common share and a share purchase warrant entitling the holder to acquire an additional share at $1.00 per share.

A summary of outstanding special warrants is as follows:

	Number of special warrants	Weighted average exercise price
		$

Outstanding and exercisable at 31 May 2003	1,722,773	1.00

Granted	27,000	1.00
Exercised	(1,725,773)	1.00
Expired	-	-

Outstanding and exercisable at 31 May 2004	24,000	1.00

Granted	143,335	1.00
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2005	167,335	1.00

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2005

9.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 33.6% (2004 - 34.12%, 2003 - 39.25%).

	2005	2004	2003
	$	$	$

Net loss before income taxes	(221,534)	(469,395)	(263,588)

Income tax recovery at statutory rates	74,435	160,157	103,458
Adjustments to benefits resulting from:
Amortization	(214)	(1,121)	(2,626)
Research and development	-	(73,778)	-
(Unrecognized) benefits of non-capital losses	(74,221)	(85,258)	(100,832)

Future income tax recovery	-	-	-

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2005	2004	2003
	$	$	$

Future tax assets:
Non-capital loss carryforwards	642,342	798,138	1,046,378
Plant, property and equipment	2,084	1,918	2,207

	644,426	800,057	1,048,585

Less: valuation allowance	(644,426)	(800,057)	(1,048,585)

Actual income taxes	-	-	-

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2005

As at 31 May 2005, the Company had available for deduction against future taxable income, non-capital losses of approximately $1,911,151.  The potential income tax benefit of these losses has been offset by a full valuation allowance.  The losses expire as follows:

Year	Amount
$

2006	496,861
2007	-
2008	429,928
2009	257,220
2010	256,309
2011	249,880
2012	220,953

10.

Supplemental Disclosures with Respect to Cash Flows

	Cumulative amounts from the date of Inception on 6 October 1986 to 31 May 2005	2005	2004	2003
	$	$	$	$

Cash paid during the year for interest	-	-	-	-
Cash paid during the year for income taxes	-	-	-	-

During the year ended 31 May 2004, the Company acquired technology information and rights by issuing 20,000,000 common shares and as payment of advances receivable of $216,230.

During the year ended 31 May 2003, the Company issued 86,700 special warrants to settle outstanding debts of $34,860 to a related party.

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

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2005

The Company is committed to issuing 259,276 common shares of the Company related to share subscriptions received in advance of $46,670.

During the year ended 31 May 2004, the Company entered into a contract for management services with three directors and officer of the Company requiring a payment of $188,000 per year.

12.

Subsequent Event

Subsequent to 31 May 2005, the Company granted 3,000 special warrants for cash proceeds of $1,200.

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP.  Except as set out below, these financial statements also comply, in all material respects, with United States GAAP.

Statement of cash flow difference

Under United States GAAP, separate subtotals within cash flow from operating activities are not presented.

i.

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses).  SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net loss and comprehensive loss for each of the years 31 May 2005, 2004 and 2003.

ii.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

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

iv.

Recent pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Signature Page

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWERNOVA TECHNOLOGIES CORPORATION

Registrant

Dated:  October 28, 2008

Signed:  /s/  Stuart Lew

Mr. Stuart Lew

CEO and Director