Form 20-F
period 2006-05-31
POWERNOVA TECHNOLOGIES CORP
filed 2008-11-03
CIK 1281216

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[    ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended May 31, 2006

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

1.C.  Auditors

The Company’s auditor for its financial statements for the year ended May 31, 2006 is James Stafford, Chartered Accountants. James Stafford is licensed to practice in British Columbia by the Institute of Chartered Accountants, and is registered with the Public Company Accounting Oversight Board of the United States (“PCAOB”).

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

 --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

Table No. 3 below, “Selected Financial Data” is derived from the financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles in Canada and the United States.   The selected financial data of the Company for Fiscal 2006 and 2005, ended May 31st, was derived from the financial statements of the Company which have been audited by James Stafford, Chartered Accountants, independent auditors. For Fiscal 2004, ended May 31st, the financial data was derived from the financial statements of the Company which have been audited by Amisano Hanson, Chartered Accountants, Independent Auditors.  Fiscal 2003 and 2002 financial statements were audited by De Visser Gray, Chartered Accountants, Independent Auditors.

Table No. 3

Selected Financial Data

 (#’s in 000, except per share data, Weighted Avg. # Shares & Period-end # Shares)

______________________________________________________________________________________

	Fiscal Year Ended May 31, 2006	Fiscal Year Ended May 31, 2005	Fiscal Year Ended May 31, 2004	Fiscal Year Ended May 31, 2003	Fiscal Year Ended May 31, 2002
Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss)	($211)	($221)	($469)	($264)	($359)
Income (Loss)/Share	($0.01)	($0.01)	($0.02)	($0.01)	($0.02)
Dividends /Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. # Shares	40,965,175	40,965,175	31,362,735	19,239,402	18,653,090
Period-end # Shares	40,965,175	40,965,175	40,965,175	19,239,402	19,244,402
Working Capital Deficiency	($929)	($720)	($557)	($364)	($190)
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$5,591	$5,591	$5,591	$4,901	$4,901
Shareholders’ Deficit	($928)	($718)	($555)	($142)	$23
Total Assets	$2	$4	$9	$236	$214

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

The Exchange Rate as of May 31, 2006 was $1.10.

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 5/31/2006.

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

$5,591,315 $46,670 ($6,634,020) ($927,860)

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

b)

The contact person is Stuart Lew, Chief Executive Officer.

c)

The Company's fiscal year ends May 31st.

d)

The Company has 50,000,000 common shares without par value authorized.  At 5/31/2006, the end of the Company's fiscal year for which audited financial statements are included in this annual report; there were 40,965,175 common shares issued and outstanding. As of 4/21/2008, there were 40,965,175 common shares issued and outstanding.

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

Stock Option Grants in Fiscal 2006 Ended 5/31/2006

______________________________________________________________________________________

Name	Number of Options Granted	Percentage of Total Options Granted	Exercise Price Per Share	Grant Date	Market Value of Securities Underlying Options on Date of Grant Per Share

No stock options were granted during Fiscal 2006

______________________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2005 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2006

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

No stock options were exercised during Fiscal 2006

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

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2006 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

7.A.2.  Canadian Share Ownership.  On September 20, 2007, the shareholders' list for the Company's common shares showed 439 registered shareholders and 40,970,175 shares issued and outstanding. Of these shareholders, 94 were resident in Canada holding 15,394,031 shares; 338 were resident in the United States holding 8,392,394 shares; 2 were resident in Russia holding 16,875,000 shares; 4 were resident in Europe and Asia holding 308,750 shares.

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

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

As of 5/31/2006, the authorized capital of the Company was 50,000,000 common shares without par value. As of 5/31/2006, there were 40,965,175 common shares issued and outstanding.  As of 4/21/2008, there were 40,965,175 common shares issued and outstanding.

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

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common shares Trading Activity

- Sales -

Canadian Dollars

	High	Low
Fiscal Year Ended 5/31/2006	No	Trades
Fiscal Year Ended 5/31/2005	No	Trades
Fiscal Year Ended 5/31/2004 Fiscal Year Ended 5/31/2003	No No	Trades Trades
Fiscal Year Ended 5/31/2002	No	Trades
Fiscal Year Ended 5/31/2001	$0.64	$0.38

Quarter Ended 11/30/06	No	Trades
Quarter Ended 08/31/06	No	Trades
Quarter Ended 05/31/06	No	Trades

Quarter Ended 02/28/06	No	Trades
Quarter Ended 11/30/05	No	Trades
Quarter Ended 08/31/05	No	Trades
Quarter Ended 05/31/05	No	Trades
Quarter Ended 02/29/05	No	Trades

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

Refer to Item 9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 5/31/2006, the authorized capital of the Company was 50,000,000 common shares without par value. As of 4/21/2008, there were 40,965,175 common shares issued and outstanding.

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

10.G.  Statement by Experts

The Company’s auditors for its financial statements for the preceding two years was James Stafford, Chartered Accountants, located at Suite 350 – 1111 Melville Street, Vancouver, British Columbia, Canada V6E 3V6. The audit reports for the related years are included with the related financial statements in this Annual Report.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its independent auditors, James Stafford, Chartered Accountants, for fiscal 2006 ended May 31, 2006, and for fiscal 2005 ended May 31, 2005.

	Fiscal Year Ended May 31, 2006	Fiscal Year Ended May 31, 2005

Audit Fees	$13,297.84	$ 15,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

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

Audited Financial Statements

PowerNova Technologies Corporation

Auditor’s Report dated February 28, 2007.

Balance Sheets as at May 31, 2006 and 2005.

Statements of Operations and Deficit for the Years Ended May 31, 2006, 2005, and 2004.

Statements of Cash Flows for the Years Ended May 31, 2006, 2005 and 2004.

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

31 May 2006

JAMES STAFFORD

James Stafford

Chartered Accountants*

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

*Incorporated professional

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

PowerNova Technologies Corporation

(A Development Stage Company)

We have audited the accompanying balance sheets of PowerNova Technologies Corporation (the “Company”) as at 31 May 2006 and 31 May 2005, and the related statements of operations and deficit, cash flows and changes in shareholders’ deficiency for the years then ended.  We have also audited the statements of operations, cash flows and changes in shareholders’ deficiency for the period from the date of inception on 6 October 1986 to 31 May 2006 except that we did not audit the financial statements from the period from the date of inception on 6 October 1986 to 31 May 2004; those statements were audited by other auditors.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  The financial statements of the Company as at 31 May 2004 and the period from the date of inception on 6 October 1986 to 31 May 2004 were audited by another firm of auditors whose report dated 10 January 2005 expressed an unqualified opinion on those statements.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 May 2006 and 31 May 2005, and the results of its operations, its cash flows and its changes in shareholders’ deficiency for each of the years then ended and for the period from the date of inception on 6 October 1986 to 31 May 2006 in accordance with Canadian generally accepted accounting principles.

As disclosed in Note 13, the accompanying financial statements have been restated.

/s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

28 February 2007, except for Note 13, as to which the date is 13 September 2007

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note  to the financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders and Board of Directors dated 9 February 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

/s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

28 February 2007, except for Note 13, as to which the date is 13 September 2007

PowerNova Technologies Corporation

(A Development Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

As at 31 May

	2006	2005
	$	$

Assets

Current
Cash and cash equivalents	300	1,725
Amounts receivable	-	1,191

	300	2,916

Property, plant and equipment (Note 3)	1,283	1,711

	1,583	4,627

Liabilities

Current
Accounts payable and accrued liabilities (Note 4)	195,199	176,527
Due to related parties (Note 5)	734,244	546,353

	929,443	722,880
Shareholders’ deficiency
Capital stock (Note 7)
Authorized
50,000,000 of common shares without par value
Issued and outstanding
2006 – 40,965,175 common shares
2005 – 40,965,175 common shares	5,591,315	5,591,315
Warrants (Note 7)	68,175	66,934
Share subscriptions received in advance (Note 7)	46,670	46,670
Deficit, accumulated prior to the development stage	(4,446,180)	(4,446,180)
Deficit, accumulated during the development stage	(2,187,840)	(1,976,992)

	(927,860)	(718,253)

	1,583	4,627

Nature and Continuance of Operations (Note )

On behalf of the Board:

/s/  Stuart Lew

Director

/s/  Philip Webber

Director

Stuart Lew

Philip Webber

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2006	For the year ended 31 May 2006	For the year ended 31 May 2005	For the year ended 31 May 2004
	$	$	$	$

Expenses
General and administrative (Schedule 1)	2,189,056	213,827	221,534	496,207

Net loss before other items	(2,189,056)	(213,827)	(221,534)	(496,207)

Other items
Foreign exchange gain (loss)	(489)	-	-	(2,617)
Write-off of accounts payable (Note 4)	151,329	2,979	-	29,429
Write-off of accounts receivable	(149,624)	-	-	-

Net loss for the year	(2,187,840)	(210,848)	(221,534)	(469,395)

Deficit, accumulated during the development stage, beginning of year	-	(1,976,992)	(1,755,458)	(1,286,063)

Deficit, accumulated during the development stage, end of year	(2,187,840)	(2,187,840)	(1,976,992)	(1,755,458)

Basic and diluted loss per share (Note 8)		(0.01)	(0.01)	(0.02)

Weighted average number of common shares outstanding (Note 8)		40,965,175	40,965,175	31,362,735

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2006	For the year ended 31 May 2006	For the year ended 31 May 2005	For the year ended 31 May 2004
	$	$	$	$

Cash flows from operating activities
Net loss for the year	(6,634,020)	(210,848)	(221,534)	(469,395)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	37,954	428	580	3,286
Research and development (Note 10)	216,230	-	-	216,230
Write-off of accounts receivable	149,624	-	-	-
Write-off of accounts payable (Note 10)	(151,329)	(2,979)	-	-
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(149,624)	1,191	256	472
(Increase) decrease in prepaid expenses	-	-	900	(25)
Increase (decrease) in accounts payable	346,528	21,651	(9,985)	(12,665)
Increase in due to related parties	734,244	187,891	168,658	198,052

	(5,450,393)	(2,666)	(61,125)	(64,045)

Cash flows used in investing activities
Increase in advances	(216,230)	-	-	-
Purchase of property, plant and equipment	(39,237)	-	-	-

	(255,467)	-	-	-

Cash flows from financing activities
Share subscriptions received in advance for cash	46,670	-	1,310	45,360
Issuance of common shares for cash	5,591,315	-	-	-
Special warrants granted	68,175	1,241	57,334	10,980

	5,706,160	1,241	58,644	56,340

Increase (decrease) in cash and cash equivalents	300	(1,425)	(2,481)	(7,705)

Cash and cash equivalents, beginning of year	-	1,725	4,206	11,911

Cash and cash equivalents, end of year	300	300	1,725	4,206

Supplemental Disclosures with Respect to Cash Flows (Note 10)

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Changes in Shareholders’ Deficiency

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Share subscription received in advance	Special warrants	Deficit accumulated prior to the development stage	Deficit accumulated during the development stage	Total Shareholders’ deficiency
		$	$	$	$	$	$

Balance at 31 May 1999	14,060,777	4,285,524	-	-	(4,593,630)	-	(308,106)
Shares issued for cash ($0.10 per share)	1,000,000	100,000	-	-	-	-	100,000
Shares issued for cash ($0.12 per share)	2,500,000	275,000	-	-	-	-	275,000
Stock options exercised ($0.10 per share)	451,000	45,100	-	-	-	-	45,100
Net income (loss) for the year	-	-	-	-	141,975	(67,815)	74,160

Balance at 31 May 2000	18,011,777	4,705,624	-	-	(4,451,655)	(67,815)	186,154
Special warrants granted	-	-	-	477,000	-	-	477,000
Share purchase warrants exercised ($0.16 per share)	50,000	8,000	-	-	-	-	8,000
Net loss for the year	-	-	-	-	5,475	(596,006)	(590,531)

Balance at 31 May 2001	18,061,777	4,713,624		477,000	(4,446,180)	(663,821)	80,623
Cancellation of common shares	(417,500)	-	-	-	-	-	-
Special warrants granted	-	-	-	113,600	-	-	113,600
Stock options exercised ($0.10 per share)	249,000	24,900	-	-	-	-	24,900
Share purchase warrants exercised ($0.10 per share)	1,000,000	100,000	-	-	-	-	100,000
Share purchase warrants exercised ($0.18 per share)	346,125	62,302	-	-	-	-	62,302
Net loss for the year	-	-	-	-	-	(358,654)	(358,654)

Balance at 31 May 2002	19,239,402	4,900,826	-	590,600	(4,446,180)	(1,022,475)	22,771
Special warrants granted	-	-	-	59,829	-	-	59,829
Special warrants granted	-	-	-	38,680	-	-	38,680
Net loss for the year	-	-	-	-	-	(263,588)	(263,588)

Balance at 31 May 2003	19,239,402	4,900,826	-	689,109	(4,446,180)	(1,286,063)	(142,308)
Special warrants granted	-	-	-	10,980	-	-	10,980
Share subscription received in advance	-	-	45,360	-	-	-	45,360
Shares issued for intellectual property (Note 11)	20,000,000	-	-	-	-	-	-
Special warrants exercised ($0.40 per share)	1,725,773	690,489	-	(690,489)	-	-	-
Net loss for the year	-	-	-	-	-	(469,395)	(469,395)

Balance at 31 May 2004	40,965,175	5,591,315	45,360	9,600	(4,446,180)	(1,755,458)	(555,363)
Special warrants granted (Note )	-	-	-	57,334	-	-	57,334
Share subscription received in advance (Note 7)	-	-	1,310	-	-	-	1,310
Net loss for the year	-	-	-	-	-	(221,534)	(221,534)

Balance at 31 May 2005	40,965,175	5,591,315	46,670	66,934	(4,446,180)	(1,976,992)	(718,253)
Special warrants granted (Note 7)	-	-	-	1,241	-	-	1,241
Share subscription received in advance (Note 7)	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	(210,848)	(210,848)

Balance at 31 May 2006	40,965,175	5,591,315	46,670	68,175	(4,446,180)	(2,187,840)	(927,860)

PowerNova Technologies Corporation

(A Development Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in Canadian Dollars)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2006	For the year ended 31 May 2006	For the year ended 31 May 2005	For the year ended 31 May 2004
	$	$	$	$

Advertising and promotion	10,766	-	-	-
Amortization	37,954	428	580	3,286
Bank charges and interest	4,038	242	347	287
Consulting fees	21,514	-	-	21,514
Consulting fees to related parties (Note 6)	1,212,210	188,000	188,000	188,000
Filing and transfer agent fees	64,455	-	4,483	7,887
Legal and accounting fees	254,088	24,430	13,816	41,829
Office and administration	38,735	-	2,521	2,417
Rent	94,087	-	9,252	14,434
Research and development (Note 10)	216,230	-	-	216,230
Telephone	28,393	727	2,535	323
Travel and automobile	10,839	-	-	-
Salaries and benefits	195,747		-	-

	2,189,056	213,827	221,534	496,207

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2006

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

The Company’s financial statements as at 31 May 2006 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $210,848 for the year ended 31 May 2006 (31 May 2005 - $221,534, 31 May 2004 - $469,395) and has working capital deficiency of $929,143 at 31 May 2006 (31 May 2005 – $719,964).

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

2.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“United States GAAP”), except as described in Note 12.  Outlined below are those policies considered particularly significant.

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

31 May 2006

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

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 31 May 2006, the Company’s net future income tax assets are fully offset by a valuation allowance.

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

31 May 2006

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

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.

Property, Plant and Equipment

		Accumulated	Net book value
	Cost	amortization	2006	2005
	$	$	$	$

Computer equipment	5,366	(4,766)	600	858
Equipment	2,548	(1,865)	683	853

	7,914	(6,631)	1,283	1,711

During the year ended 31 May 2006, total additions to property, plant and equipment were $Nil (31 May 2005 - $Nil).

4.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

During the year ended 31 May 2006, the Company wrote off $2,979 (31 May 2005 - $Nil, 31 May 2004 - $29,429) of certain accounts payable balances related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company.  Management does not consider that these amounts are payable although there is no assurance that formal claim will not be made against the Company for some or all of these balances in the future (Note 10).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2006

5.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

As at 31 May 2006, the amounts due to related parties include $734,244 (31 May 2005 - $546,353) due to shareholders of the Company and/or officers-directors of the Company.

6.

Related Parties Transactions

During the year ended 31 May 2006, the Company entered into the following transactions with related parties:

i.

Paid or accrued consulting fees of $52,000 (31 May 2005 - $52,000, 31 May 2004 - $52,000) to a director of the Company.

ii.

 Paid or accrued consulting fees of $68,000 (31 May 2005 - $68,000, 31 May 2004 - $68,000) to a director of the Company.

iii.

Paid or accrued consulting fees of $68,000 (31 May 2005 - $68,000, 31 May 2004 - $68,000) to a director of the Company.

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

ii.

Issued and outstanding

The total issued and outstanding capital stock is 40,965,175 common shares without par value.

During the year ended 31 May 2006, the Company granted a total of 3,000 special warrants for cash proceeds of $1,241 (31 May 2005 – 143,335 special warrants at $0.40 per special warrant for total proceeds of  $57,334).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2006

iii.

Share subscriptions received in advance

As at 31 May 2006, the Company had received $46,670 related to the exercise of 259,276 share purchase warrants for which the Company had not issued the corresponding 259,276 common shares at 31 May 2006 (2005 – $46,670 received related to the exercise of 259,276 share purchase warrants, 259,276 common shares to be issued; 2004 – $45,360 received for exercise of 251,998 share purchase warrants, 251,998 common shares to be issued.) (Notes 7.v and 8).

iv.

Stock options

There are no stock options issued and outstanding as at 31 May 2006.

v.

Share purchase warrants

The following share purchase warrants were outstanding at 31 May 2006:

	Exercise price	Number of warrants	Expiry Date
	$

Warrants	1.00	1,725,773	9 October 2006
Warrants	0.18	2,190,724	9 October 2006

		3,916,497

The number of share purchase warrants outstanding of 3,916,497 excludes share purchase warrants which were exercised prior to 31 May 2006 but the corresponding common shares were not issued by the Company at 31 May 2006.  The funds received by the Company related to the exercise of these 259,276 share purchase warrants have been recorded as share subscriptions received in advance (Note 7.iii).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2006

A summary of outstanding share purchase warrants is as follows:

	Number of share purchase warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 June 2003	2,450,000	0.18

Granted	1,725,773	1.00
Exercised, but related common shares not issued at 31 May 2006	(251,998)	0.18
Expired	-	-

Outstanding and exercisable at 31 May 2004	3,923,775	0.54

Granted	-	-
Exercised, but related common shares not issued at 31 May 2006	(7,278)	0.18
Expired	-	-

Outstanding and exercisable at 31 May 2005	3,916,497	0.54

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2006	3,916,497	0.54

The above outstanding share purchase warrants expire on 9 October 2006.

vi.

Special warrants

During the year ended 31 May 2006, the Company issued 3,000 special warrants at $0.41 per special warrant for proceeds of $1,241 (31 May 2005 – 143,335 special warrants at $0.40 per special warrant for total proceeds of $57,334).  Each special warrant can be converted into one common share and one share purchase warrant of the Company entitling the holder to acquire an additional common share at $1.00 per share to 15 August 2007.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2006

A summary of outstanding special warrants is as follows:

	Number of special warrants	Weighted average exercise price
		$

Outstanding and exercisable at 31 May 2004	24,000	1.00

Granted	143,335	1.00
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2005	167,335	1.00

Granted	3,000	1.00
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2006	170,335	1.00

The above share purchase warrants expire on 15 August 2007.

8.

Loss Per Share

	For the year ended 31 May 2004
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the year	(469,395)

Basic Loss per share
Loss allocated to common shareholders	(469,395)	31,362,735	(0.02)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per share
Loss allocated to common shareholders with assumed conversions	(469,395)	31,362,735	(0.02)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2006

	For the year ended 31 May 2005
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss before other items	(221,534)

Basic Loss per share
Loss allocated to common shareholders	(221,534)	40,965,175	(0.01)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per share
Loss allocated to common shareholders with assumed conversions	(221,534)	40,965,175	(0.01)

	For the year ended 31 May 2006
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss before other items	(210,848)

Basic Loss per share
Loss allocated to common shareholders	(210,848)	40,965,175	(0.01)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per share
Loss allocated to common shareholders with assumed conversions	(210,848)	40,965,175	(0.01)

Share purchase warrants which were exercised by the share purchase warrant holders but the related common shares were not issued at 31 May 2006, 2005 and 2004 have not been included in the computation of diluted loss per share because, due to the loss position of the Company, the effect of issuing these common shares would be antidilutive (Note 7.iii).

Share purchase warrants and special warrants, which expire on 9 October 2006 and 17 August 2007 respectively, were not included in the computation of diluted loss per share because, due to the loss position of the Company, the effect of exercising of all the warrants and special warrants would be antidilutive. These warrants and special warrants were still outstanding as at 31 May 2006 (Note 7.vi).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2006

9.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 32.49% (2005 – 33.6%, 2004 - 34.12%).

	2006	2005	2004
	$	$	$

Net loss before income taxes	(210,848)	(221,534)	(469,395)

Income tax recovery at statutory rates	68,505	74,435	160,157
Adjustments to benefits resulting from:
Amortization	(139)	(214)	(1,121)
Research and development	-	-	(73,778)
(Unrecognized) benefits of non-capital losses	(68,366)	(74,221)	(85,258)

Future income tax recovery	-	-	-

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2006	2005	2004
	$	$	$

Future tax assets:
Non-capital loss carryforwards	528,557	642,342	798,138
Plant, property and equipment	2,154	2,084	1,918

	530,711	644,426	800,056

Less: valuation allowance	(530,711)	(644,426)	(800,056)

Actual income taxes	-	-	-

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2006

As at 31 May 2006, the Company had available for deduction against future taxable income, non-capital losses of approximately $1,626,830.  The potential income tax benefit of these losses has been offset by a full valuation allowance.  The losses expire as follows:

Year	Amount
$

2008	429,928
2009	257,220
2010	256,309
2011	249,879
2012	220,954
2013	212,540

10.

Supplemental Disclosures with Respect to Cash Flows

	Cumulative amounts from the date of Inception on 6 October 1986 to 31 May 2006	2006	2005	2004
	$	$	$	$

Cash paid during the year for interest	-	-	-	-
Cash paid during the year for income taxes	-	-	-	-

During the year ended 31 May 2006, the Company wrote off $2,979 (31 May 2005 - $Nil, 31 May 2004 - $29,429, cumulative – $151,329) of certain accounts payable balances related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company.  Management does not consider that these amounts are payable although there is no assurance that formal claim will not be made against the Company for some or all of these balances in the future.

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

31 May 2006

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

31 May 2006

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

31 May 2006

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

13.

Restatement of Financial Statements

The Company’s statement of cash flows for the year ended 31 May 2006, 2005 and 2004 has been restated to exclude a subtotal within the operating section.

The financial statements have been restated to include enhanced disclosure related to the share subscriptions received in advance, the expiry date of share purchase warrants and the calculation of loss per share (Notes 7 and 8)

Signature Page

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWERNOVA TECHNOLOGIES CORPORATION

Registrant

Dated:  October 28, 2008

Signed:  /s/  Stuart Lew

Mr. Stuart Lew

CEO and Director