Form 20-F
period 2008-05-31
POWERNOVA TECHNOLOGIES CORP
filed 2008-12-03
CIK 1281216

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[    ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended May 31, 2008

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

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP

International Financial Reporting Standards as issued

by the International Accounting Standards Board

Other  [X]

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists, as of 8/31/2008, the names of the Directors of the Company.

Table No. 1

Directors

__________________________________________________________________________________________

Name	Age	Date First Elected/Appointed
Dr. Avtandil Koridze (4)	69	February 2001
Stuart Lew (2)	50	October 1986
Bakytzhan Oralbekov (1) (3)	35	November 2000
William Kaska (1) (5)	68	February 2004
Chris Tay (1) (6)	45	August 2008

(1)       Member of Audit Committee.

(2)       3042 West 12th Avenue, Vancouver, B.C. CANADA V6K 2R5

(3)      22, 4-Linia, Apt. 59, St. Petersburg, Russia

(4)      Pyliugin Street, 26, Dorp. 2, Apt. 511, Moscow, Russia 117393

(5)      991 Via Bolzano, Goleta, California 93117

(6)      2871 West 16th Avenue, Vancouver, B.C. CANADA V6K 3C5

_____________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 8/31/2008, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

Name	Age	Date First Elected/Appointed
Stuart Lew, CEO & Co-Chairman	50	October 1986
Bakytzhan Oralbekov, President & Co-Chairman	35	November 2000
Dr. Avtandil Koridze, Vice President	69	February 2001
Chris Tay, Chief Financial Officer	45	August 2008

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

Mr. Chris Tay, the Chief Financial Officer of PowerNova, is responsible for the completion and dissemination of the Company’s financial statements and for preparing the Company’s financial statements reviewed by the Company’s auditor.

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

1.C.  Auditors

The Company’s auditor for its financial statements for the year ended May 31, 2008 is James Stafford, Chartered Accountants. James Stafford is licensed to practice in British Columbia by the Institute of Chartered Accountants, and is registered with the Public Company Accounting Oversight Board of the United States (“PCAOB”).

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

 --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

Table No. 3 below, “Selected Financial Data” is derived from the financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles in Canada and the United States.   The selected financial data of the Company for Fiscal 2008, Fiscal 2007 and Fiscal 2006, ended May 31st, was derived from the financial statements of the Company which have been audited by James Stafford, Chartered Accountants, independent auditors. Fiscal 2004, ended May 31st, was also audited by James Stafford. For Fiscal 2004, ended May 31st, the financial data was derived from the financial statements of the Company which have been audited by Amisano Hanson, Chartered Accountants, Independent Auditors.

Table No. 3

Selected Financial Data

 (#’s in 000, except per share data, Weighted Avg. # Shares & Period-end # Shares)

______________________________________________________________________________________

	Fiscal Year Ended May 31, 2008	Fiscal Year Ended May 31, 2007	Fiscal Year Ended May 31, 2006	Fiscal Year Ended May 31, 2005	Fiscal Year Ended May 31, 2004
Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss)	($56)	($41)	($211)	($221)	($469)
Income (Loss)/Share	($0.01)	($0.01)	($0.01)	($0.01)	($0.02)
Dividends /Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. # Shares	40,965,175	40,965,175	40,965,175	40,965,175	31,362,735
Period-end # Shares	40,965,175	40,965,175	40,965,175	40,965,175	40,965,175
Working Capital Deficiency	($396)	($946)	($929)	($720)	($557)
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$5,591	$5,591	$5,591	$5,591	$5,591
Shareholders’ Deficit	($395)	($945)	($928)	($718)	($555)
Total Assets	$3	$2	$2	$4	$9

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

Table No. 4

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

Year Ended 12/31/08	$1.02	$1.16	$0.95	$0.99
Year Ended 12/31/07	$1.07	$1.19	$0.92	$0.99
Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.16
Year Ended 12/31/05	$1.21	$1.27	$1.14	$1.16
Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20

Three Months Ended 9/30/08		$1.08	$1.00	$1.06
Three Months Ended 6/30/08		$1.04	$0.98	$1.02
Three Months Ended 3/31/08		$1.03	$0.98	$1.03
Three Months Ended 12/31/07		$1.01	$0.92	$0.99
Three Months Ended 9/30/07		$1.08	$1.00	$1.00
Three Months Ended 6/30/07		$1.16	$1.06	$1.06
Three Months Ended 3/31/07		$1.19	$1.11	$1.11
Three Months Ended 12/30/06		$1.17	$1.12	$1.17
Three Months Ended 9/30/06		$1.14	$1.11	$1.12
Three Months Ended 6/30/06		$1.17	$1.10	$1.12
Three Months Ended 3/31/06		$1.17	$1.13	$1.17
Three Months Ended 12/31/05		$1.20	$1.15	$1.17
Three Months Ended 9/30/05		$1.22	$1.15	$1.18
Three Months Ended 6/30/05		$1.27	$1.22	$1.23

September 2008		$1.08	$1.03	$1.06
August 2008		$1.07	$1.03	$1.06
July 2008		$1.03	$1.00	$1.03
June 2008		$1.04	$1.00	$1.02
May 2008		$1.02	$0.98	$0.99
April 2008		$1.03	$1.00	$1.01

The Exchange Rate as of October 21, 2008 was $1.22.

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 8/31/2008.

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

$5,591,315 $46,670 ($6,745,541) ($403,766)

Stock Options Outstanding	Nil
Share Purchase Warrants Outstanding	4,086,832
Capital Leases	Nil
Guaranteed Debt	Nil
Secured Debt	Nil

Note: The Share Purchase Warrants allow the holder to purchase a common share at either C$0.18 or C$1.00 as set forth in Table 14 below. The Share Purchase Warrants expiry dates are also listed in the schedule in Table 14. As of 8/31/2008, there were 4,086,832 Share Purchase Warrants outstanding.

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

Control by Principal Stockholders, Officers and Directors Could Adversely Affect PowerNova’s Stockholders.

PowerNova’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control PowerNova’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of PowerNova, which in turn could materially adversely affect the market price of the Company’s stock. Senior management, directors and greater than 5% shareholders control 52% of the common shares.

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

PowerNova has no commercial production and the Company has no history of recent earnings or positive cash flow from operations. The cumulative loss to August 31, 2008, since the Company's inception of the development stage is ($2,299,361). The Company does not know if it will ever generate material revenue from operations or if it will ever achieve self-sustaining commercial operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

PowerNova is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources may be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President; Mr. Bakytzhan Oralbekov, its CEO; Mr. Stuart Lew; its Chief Technology Officer; Dr. Avtandil Koridze; and, its CFO; Mr. Chris Tay. Key person life insurance is not in place on any of these individuals.

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

b)

The contact person is Stuart Lew, Chief Executive Officer.

c)

The Company's fiscal year ends May 31st.

d)

The Company has 50,000,000 common shares without par value authorized.  At 5/31/2008, the end of the Company's most recent fiscal year for which audited financial statements are available; there were 40,965,175 common shares issued and outstanding. As of date of this Form 20-F, 10/21/2008, there were 40,965,175 common shares issued and outstanding.

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

2008: Nil

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

Dr. Avtandil Koridze Director, Chief Technology Officer, VP R&D, has not received any salary from the Company for Fiscal years 2004, 2005, 2006, and 2007, and has agreed to waive payment of hissalary for Fiscal years 2004, 2005, 2006, 2007 and Fiscal year 2008 ended May 31, 2008.

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

During the year ended May 31, 2008, shareholders and/or officers and directors made contributions to capital by agreeing to forgive a balance owed to them at May 31, 2007 of $581,615.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 5/31/2008, 5/31/2007, and 5/31/2006 should be read in conjunction with the financial statements of the Company and the notes thereto.

Financing Time Line

---No Disclosure Necessary---

Recent Events

---No Disclosure Necessary---

Results of Operations

Fiscal 2008 Ended May 31, 2008 vs. Fiscal 2007 Ended May 31, 2007

PowerNova Technologies Corporation reported a net loss of $56,066 for the fiscal year ended May 31, 2008 compared to a net loss of $41,053 for the fiscal year ended May 31, 2007.  General and administrative expenses for the fiscal year ended May 31, 2007 were $56,066 compared to $48,809 during the prior fiscal year, an increase of $7,257.  The increase was due to higher Legal and Accounting fees. The largest changes occurred in the following expense categories:

a)

Amortization: Down $82

b)

Bank Charges and Interest: Down $83

c)

Filing and Transfer Agent Fees: Down $3,229

d)

Legal and Accounting Fees: Up $10,959

e)

Telephone: Down $308

During the fiscal year ended May 31, 2008, the Company had no revenues and during the fiscal year ended May 31, 2007, the Company also had no revenues.

During the year ended May 31, 2008, shareholders and/or officers and directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company as of May 31, 2007 of $581,615.

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

Fiscal 2008 Ended May 31, 2008

As at May 31, 2008 the Company has an accumulated deficit of ($6,731,139) and a working capital deficit of ($396,095).

No common shares were issued during Fiscal 2007 Ended May 31, 2007.

Cash provided by Operating Activities was $210, including the Net Loss for the period of ($56,066). The amounts include Contributions to capital by related parties of $605,615 and the related Decrease in Due to Related Parties of ($559,122), as Shareholders and/or officers and directors forgave a balance owed to them by the Company of $581,615.

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

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”).  SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS No. 160 is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated results of operation and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141(R) on its consolidated results of operation and financial condition.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“SFAS No. 161”).  SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows.  SFAS No. 161 applies to all derivate instruments within the scope of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”).  It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS No. 133.  SFAS No. 161 is effective prospectively for financial statements issued for fiscal years beginning after 15 November 2008, with early application encouraged.  The Company is currently evaluating the new disclosure requirements of SFAS 161 and the potential impact on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”).  SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) for nongovernmental entities.  Prior to the issuance of SFAS No. 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles (“SAS No. 69”).  SAS No. 69 has been criticized because it is directed to the auditor rather than the entity.  SFAS No. 162 addresses these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity, not its auditor, that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP.  SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.  The Company does not expect SFAS 162 to have a material effect on its consolidated financial statements.

In May 2008, the Financial Accounting Standards Board (the “FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 163, Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60 (“SFAS No. 163”).  SFAS No. 163 provides enhanced guidance on the recognition and measurement to be used to account for premium revenue and claim liabilities and related disclosures and is limited to financial guarantee insurance (and reinsurance) contracts, issued by enterprises included within the scope of FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises.  SFAS No. 163 also requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  SFAS No. 163 is effective for financial statements issued for fiscal years and interim periods beginning after 15 December 2008, with early application not permitted.  The Company does not expect SFAS No. 163 to have an impact on its consolidated financial statements.

Trend Information

The Company is unaware of any trends which would have a material effect on its operations or financial position.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Table No. 3

Contractual Obligations

As of May 31, 2008

Payments Due by Period
Contractual Obligations as of May 31, 2008	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years

Long Term Debt Obligations	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other-Long Term Liabilities Reflected on the Balance Sheet	-	-	-	-	-
Total	-	-	-	-	-
There are no obligations or liabilities as above.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

August 31, 2008

Name and Position	Age	Date of First Election or Appointment
Avtandil Koridze, Director and Vice President	69	February 2001
Stuart C. Lew, CEO/Director/Co-Chairman	50	October 1986
Bakytzhan Oralbekov, President/Director/Co-Chairman (1) (2)	35	November 2000
Chris Tay, CFO/Director (1) (2)	45	August 2008
William Kaska, Director (1)	68	February 2004

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

Chris Tay was appointed Chief Financial Officer and a Director in August 2008. Mr. Tay is a Certified General Accountant (“CGA”) since 1993. Since 2000, he has been a principal of CMNR Holdings Limited in Vancouver, British Columbia. He also served as CFO of Watersave Logic Corporation, a public company traded on the TSX Venture Exchange, from August 2005 to August 2006. From December 1999 to April 2001, he was associate director and controller of the Legal Services of British Columbia.

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

6.B.  Compensation

Cash Compensation.  Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Executive Officers of PowerNova Technologies Corporation during Fiscal 2008 ended 5/31/2008, and fiscal 2007 ended 5/31/2007 was $Nil.

Table No. 7 details compensation paid/accrued for Fiscal 2008/2007/2006 ended May 31st for the Senior Management.

Table No. 7

Summary Compensation Table

Senior Management

_______________________________________________________________________________

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary and fees	Bonus	Other Annual Comp.	Stock Award	Restricted Options/ SARs	LTIP Payouts	All Other Comp.
Stuart C. Lew, Co-Chairman and CEO	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bakytzhan Oralbekov, Co-Chairman and President	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Avtandil Koridze, Director, Chief Technology Officer, VP R&D	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Phillip Webber, Former Director and Former CFO	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
William Kaska, Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

__________________________________________________________________________

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted during this period.

Table No. 8

Stock Option Grants in Fiscal 2008 Ended 5/31/2008

______________________________________________________________________________________

Name	Number of Options Granted	Percentage of Total Options Granted	Exercise Price Per Share	Grant Date	Market Value of Securities Underlying Options on Date of Grant Per Share

No stock options were granted during Fiscal 2008

______________________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2008 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2008

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

No stock options were exercised during Fiscal 2008

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

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2008 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- Not Applicable ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee was formed in November of 2002.  The current members of the Audit Committee are: Bakytzhan Oralbekov, Chris Tay and William Kaska. Bakytzhan Oralbekov is Co-Chairman and President of the Company, Chris Tay is Chief Financial Officer of the Company and William Kaska is an independent director.

6.D.  Employees

As of 10/21/2008, the Company had four employees, including three members of senior management who are also officers of the Company.

6.E.  Share Ownership

Table No. 10 lists, as of 10/21/2008, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.

Table No. 10

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

______________________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Stuart Lew (1)	4,884,442	10.68%
Common	Bakytzhan Oralbekov (2)	8,500,000	20.63%
Common	Avtandil Koridze	8,375,000	20.43%
Common	Chris Tay	6,250	<1.0%

Common	Total Directors/Officers 5% Shareholders	21,765,692	52.41%

______________________________________________________________________________________

#  Based on 40,965,175 shares outstanding as of 10/21/2008 and stock options and warrants held by each beneficial holder exercisable within sixty days.

(1)

Of these shares, 442,450 represent currently exercisable Share Purchase Warrants;

(2)

Of these shares, 125,000 represent currently exercisable Share Purchase Warrants;

As of 10/21/2008, the Company had no stock options outstanding.

______________________________________________________________________________________

Stock Options

The Company currently has no stock option plan; however, a new stock option plan may be presented to shareholders at the next annual general meeting.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 10/21/2008, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

______________________________________________________________________________________

Name	Number of Shares of Common Stock	Cdn$ Exercise Price	Date of Grant	Expiration Date

There are no stock options outstanding as of 10/21/2008.

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

Table No. 12

Changes in Holdings of Major Shareholders

Name	Shares Owned 5/31/2008	Shares Owned 5/31/2007	Shares Owned 5/31/2006	Shares Owned 5/31/2005	Shares Owned 5/31/2004	Shares Owned 5/31/2003	Shares Owned 5/31/2002

Stuart Lew	4,884,442	4,884,442	4,884,442	4,884,442	1,745,692	2,466,496	1,699,569
Bakytzhan Oralbekov	8,500,000	8,500,000	8,500,000	8,500,000	Nil	Nil	Nil
Avtandil Koridze	8,375,000	8,375,000	8,375,000	8,375,000	Nil	Nil	Nil

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

7.A.4.  Change of Control of Company Arrangements.

  --– No Disclosure Necessary –--

7.B.  Related Party Transactions

Transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. The year end balances, as at May 31, 2008, referred to below are non-interest bearing, unsecured and receivable or payable on demand, and have arisen from the provision of services and expense reimbursements or advances described.

During the year ended May 31, 2008, the Company paid or accrued consulting fees of $Nil (FY 2007 - $Nil; FY 2006 - $188,000) to directors of the Company.

Officers and directors made contributions to capital for management fees in the amount of $18,000 (FY 2007 - $18,000; FY 2006 - $Nil) and rent in the amount of $6,000 (FY2007 - $6,000; FY 2006 - $Nil). Shareholders and/or officers and directors also agreed to forgive balances owed to the them by the Company in the amount of $581,615.

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

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of James Stafford, Chartered Accountants are included herein.

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

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

As of 5/31/2008, the authorized capital of the Company was 50,000,000 common shares without par value, and there were 40,965,175 common shares issued and outstanding.  As of 8/31/2008, there were 40,965,175 common shares issued and outstanding.

The Company's common shares began trading on the Vancouver Stock Exchange (subsequently the Canadian Venture Exchange and currently called the TSX Venture Exchange) in August of 1988 under the stock symbol “AQB”.  The CUSIP number is 739329. In June, 2000, the Company voluntarily halted the trading of its shares on the TSX Venture Exchange pending the completion of the acquisition of the Process. The Company’s shares were delisted from the TSX Venture Exchange on June 20, 2003. As of 10/21/2008, the Company’s shares do not trade on any stock exchange.

Table No. 13 lists the high and low sale prices on the TSX Venture Exchange for the Company's common shares for the last five fiscal years, the last two years by quarter, and the last six months.

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low
Month Ended 9/30/08	No	Trades
Month Ended 8/31/08	No	Trades
Month Ended 7/31/08	No	Trades
Month Ended 6/30/08	No	Trades
Month Ended 5/31/08	No	Trades
Month Ended 4/30/08	No	Trades
Fiscal Year Ended 5/31/2008	No	Trades
Fiscal Year Ended 5/31/2007	No	Trades
Fiscal Year Ended 5/31/2006	No	Trades
Fiscal Year Ended 5/31/2005	No	Trades
Fiscal Year Ended 5/31/2004 Fiscal Year Ended 5/31/2003	No No	Trades Trades
Fiscal Year Ended 5/31/2002	No	Trades
Fiscal Year Ended 5/31/2001	$0.64	$0.38

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

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Corporations Act. Unless the Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

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

Share Purchase Warrants

Table No. 14 lists, as of 8/31/2008 Share Purchase Warrants outstanding, the dates the Share Purchase Warrants were issued, the exercise price, and the expiration dates of the Share Purchase Warrants.

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

Refer to Item 9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 5/31/2008, the authorized capital of the Company was 50,000,000 common shares without par value. As of 5/31/2008 and 8/31/2008, there were 40,965,175 common shares issued and outstanding.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

 --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, the CEO and the CFO have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.  Nor have there been any corrective actions with regard to deficiencies or material weaknesses.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERTS

Mr. Chris Tay serves as the Company’s Audit Committee Financial Expert. Mr. Tay is a Certified General Accountant with financial management experience with both public and private companies.  He is not considered to be “independent” from management as he currently serves as Chief Financial Officer of the Company.

ITEM 16B.  CODE OF ETHICS

The Company does not currently have a code of ethics. However, management is studying the adaptation of such a code in the future.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its independent auditors, James Stafford, Chartered Accountants, for fiscal 2008 ended May 31, 2008, fiscal 2007 ended May 31, 2007, and for fiscal 2006 ended May 31, 2006.

	Fiscal Year Ended May 31, 2008	Fiscal Year Ended May 31, 2007	Fiscal Year Ended May 31, 2006

Audit Fees	$11,562	$ 9,603	$ 13,298
Audit Related Fees	-	-	-
Tax Fees	-	-	-
All Other Fees	$ 4,564	-	-
TOTAL	$16,126	$ 9,603	$ 13,298

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

Audited Financial Statements

PowerNova Technologies Corporation

Auditor’s Report dated August 26, 2008.

Balance Sheets as at May 31, 2008 and 2007.

Statements of Operations and Deficit for the Years Ended May 31, 2008, 2007 and 2006.

Statements of Cash Flows for the Years Ended May 31, 2008, 2007 and 2006.

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
9. Statement Regarding Date of Financial Statements: No Disclosure Necessary
10. Additional Exhibits: No Disclosure Necessary

PowerNova Technologies Corporation

(A Development Stage Company)

Financial Statements

(Expressed in Canadian dollars)

31 May 2008

JAMES STAFFORD

James Stafford

Chartered Accountants*

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

*Incorporated professional

Auditors’ Report

To the Shareholders of

PowerNova Technologies Corporation

(A Development Stage Company)

We have audited the balance sheets of PowerNova Technologies Corporation (the “Company”) as at 31 May 2008 and 2007, and the related statements of operations and deficit, cash flows and changes in shareholders’ deficiency for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 May 2008 and 2007, and the results of its operations, its cash flows and its changes in shareholders’ deficiency for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

26 August 2008

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the shareholders dated 26 August 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

/s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

PowerNova Technologies Corporation

(A Development Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

As at 31 May

	2008	2007
	$	$

Assets

Current
Cash and cash equivalents	209	-
Amounts receivable	1,632	569

	1,841	569

Property, plant and equipment (Note 5)	731	966

	2,572	1,535

Liabilities

Current
Bank indebtedness	-	1
Accounts payable and accrued liabilities (Notes 6 and 12)	208,754	198,143
Due to related parties (Note 7)	189,182	748,304

	397,936	946,448
Shareholders’ deficiency
Capital stock (Note 9)
Authorized
50,000,000 of common shares without par value
Issued and outstanding
2008 – 40,965,175 common shares
2007 – 40,965,175 common shares	5,591,315	5,591,315
Contributed surplus (Note 9)	629,615	24,000
Warrants (Note 9)	68,175	68,175
Share subscriptions received in advance (Note 9)	46,670	46,670
Deficit, accumulated prior to the development stage	(4,446,180)	(4,446,180)
Deficit, accumulated during the development stage	(2,284,959)	(2,228,893)

	(395,364)	(944,913)

	2,572	1,535

Nature and Continuance of Operations (Note ), Commitments (Note 13) and

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 15)

On behalf of the Board:

Stuart Lew_______________________       Director

Chris Tay____________________   Diirector

Stuart Lew

Chris Tay

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

	For the year ended 31 May 2008	For the year ended 31 May 2007	For the year ended 31 May 2006
	$	$	$

Expenses
General and administrative (Schedule 1)	56,066	48,809	213,827

Net loss before other item	(56,066)	(48,809)	(213,827)

Other item
Write-off of accounts payable (Notes 6 and 12)	-	7,756	2,979

Net loss for the year	(56,066)	(41,053)	(210,848)

Deficit, accumulated during the development stage, beginning of year	(2,228,893)	(2,187,840)	(1,976,992)

Deficit, accumulated during the development stage, end of year	(2,284,959)	(2,228,893)	(2,187,840)

Basic and diluted loss per share (Note 10)	(0.001)	(0.001)	(0.005)

Weighted average number of common shares outstanding (Note 10)	40,965,175	40,965,175	40,965,175

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the year ended 31 May 2008	For the year ended 31 May 2007	For the year ended 31 May 2006
	$	$	$

Cash flows from operating activities
Net loss for the year	(56,066)	(41,053)	(210,848)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	235	317	428
Contributions to capital by related parties (Notes 7, 8, 9 and 12)	605,615	24,000	-
Write-off of accounts payable (Notes 6 and 12)	-	(7,756)	(2,979)
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(1,063)	(569)	1,191
Increase in accounts payable	10,611	10,700	21,651
Increase (decrease) in due to related parties (Notes 7, 8, 9 and 12)	(559,122)	14,060	187,891

	210	(301)	(2,666)

Cash flows from financing activities
Share purchase warrants granted	-	-	1,241

	-	-	1,241

Increase (decrease) in cash and cash equivalents	210	(301)	(1,425)

Cash and cash equivalents (bank indebtedness), beginning of year	(1)	300	1,725

Cash and cash equivalents (bank indebtedness), end of year	209	(1)	300

Supplemental Disclosures with Respect to Cash Flows (Note 12)

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Changes in Shareholders’ Deficiency

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus and share subscription received in advance	Share purchase warrants	Deficit accumulated prior to the development stage	Deficit accumulated during the development stage	Total shareholders’ deficiency
		$	$	$	$	$	$

Balance at 31 May 2004	40,965,175	5,591,315	45,360	9,600	(4,446,180)	(1,755,458)	(555,363)
Share purchase warrants granted (Note 9)	-	-	-	57,334	-	-	57,334
Share subscription received in advance (Note 9)	-	-	1,310	-	-	-	1,310
Net loss for the year	-	-	-	-	-	(221,534)	(221,534)

Balance at 31 May 2005	40,965,175	5,591,315	46,670	66,934	(4,446,180)	(1,976,992)	(718,253)
Share purchase warrants granted (Note 9)	-	-	-	1,241	-	-	1,241
Share subscription received in advance (Note 9)	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	(210,848)	(210,848)

Balance at 31 May 2006	40,965,175	5,591,315	46,670	68,175	(4,446,180)	(2,187,840)	(927,860)
Contributed services by related party (Notes 8, 9 and 12)	-	-	24,000	-	-	-	24,000
Net loss for the year	-	-	-	-	-	(41,053)	(41,053)

Balance at 31 May 2007	40,965,175	5,591,315	70,670	68,175	(4,446,180)	(2,228,893)	(944,913)
Contributed services by related party (Notes 8, 9 and 12)	-	-	605,615	-	-	-	605,615
Net loss for the year	-	-	-	-	-	(56,066)	(56,066)

Balance at 31 May 2008	40,965,175	5,591,315	676,285	68,175	(4,446,180)	(2,284,959)	(395,364)

PowerNova Technologies Corporation

(A Development Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in Canadian Dollars)

	For the year ended 31 May 2008	For the year ended 31 May 2007	For the year ended 31 May 2006
	$	$	$

Amortization	235	317	428
Bank charges and interest	133	216	242
Consulting fees to related parties (Note 8)	-	-	188,000
Filing and transfer agent fees	-	3,229	-
Legal and accounting fees	31,384	20,425	24,430
Management fees (Notes 8, 9 and 12)	18,000	18,000	-
Rent (Notes 8, 9 and 12)	6,000	6,000	-
Telephone	314	622	727

	56,066	48,809	213,827

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2008

______

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

The Company’s financial statements as at 31 May 2008 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $56,066 for the year ended 31 May 2008 (31 May 2007 – loss of $41,053, 31 May 2006 – loss of $210,840) and has working capital deficiency of $396,095 at 31 May 2008 (31 May 2007 – $945,879).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during the fiscal year ended 31 May 2009.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“United States GAAP”), except as described in Note 15.  Outlined below are those policies considered particularly significant.

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

31 May 2008

______

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized using the declining balance method at the following annual rate, with half the rate being applied in the year of acquisition:

Computer equipment	30%	declining balance
Equipment	20%	declining balance

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 31 May 2008, the Company’s net future income tax assets are fully offset by a valuation allowance.

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

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2008

______

Recent Accounting Pronouncements

In June 2007, the Canadian Institute of Chartered Accountants (“CICA”) issued changes to Section 1400, “General Standards of Financial Statement Presentation”.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2008.  Earlier adoption is encouraged.  The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will not be a material impact on the Company’s financial statement disclosure.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.

Changes in Accounting Policies and Presentation

a)

Financial Instrument Standards

Effective 1 June 2006, the Company adopted the new CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”).  Effective 1 June 2007, the Company adopted the new CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below.  The classification is not changed subsequent to initial recognition.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2008

______

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale investments are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivate instruments and accordingly is not impacted by CICA Handbook Section 3865, “Hedges”.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale investments, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

b)

Capital Disclosures

Effective 1 June 2007, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the Company’s objectives, policies and procedures for managing capital.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2008

______

4.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to related parties.  The carrying value of the financial instruments is approximate fair value due to their short term to maturity.  These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect these estimates.  The Company does not utilize derivative instruments in the management of foreign exchange, commodity price or interest rate market risks.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

5.

Property, Plant and Equipment

		Accumulated	Net book value
	Cost	amortization	2008	2007
	$	$	$	$

Computer equipment	5,366	(5,072)	294	420
Equipment	2,548	(2,111)	437	546

	7,914	(7,183)	731	966

During the year ended 31 May 2008, total additions to property, plant and equipment were $Nil (31 May 2007 - $Nil).

6.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

During the year ended 31 May 2008, the Company wrote off accounts payable balances in the amount of $Nil (31 May 2007 - $7,756, 31 May 2006 - $2,979) related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company.  Management does not consider that these amounts are payable although there is no assurance that a formal claim will not be made against the Company for some or all of these balances in the future (Note 12).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2008

______

7.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

As at 31 May 2008, the amounts due to related parties include $189,182 (31 May 2007 - $748,304, 31 May 2006 - $734,244) due to shareholders of the Company and/or officers-directors of the Company.

During the year ended 31 May 2008, shareholders and/or director-officers of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2007 of $581,615 (Notes 8, 9 and 12).

8.

Related Parties Transactions

During the year ended 31 May 2008, the Company entered into the following transactions with related parties:

i.

Paid or accrued consulting fees of $Nil (31 May 2007 - $Nil, 31 May 2006 - $52,000) to a director of the Company.

ii.

Paid or accrued consulting fees of $Nil (31 May 2007 - $Nil, 31 May 2006 - $68,000) to a director of the Company.

iii.

Paid or accrued consulting fees of $Nil (31 May 2007 - $Nil, 31 May 2006 - $68,000) to a director of the Company.

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

During the year ended 31 May 2008, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2007 - $18,000, 31 May 2006 - $Nil) and rent in the amount of $6,000 (31 May 2007 - $6,000, 31 May 2006 - $Nil) (Notes 9 and 12).

During the year ended 31 May 2008, shareholders and/or director-officers of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2007 of $581,615 (Notes 7, 9 and 12).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2008

______

9.

Capital Stock

i.

Authorized

The total authorized capital is 50,000,000 common shares without par value.

ii.

Issued and outstanding

The total issued and outstanding capital stock is 40,965,175 common shares without par value.

iii.

Share subscriptions received in advance

As at 31 May 2008 and 2007, the Company had received $46,670 related to the exercise of 259,276 share purchase warrants for which the Company had not issued the corresponding 259,276 common shares at 31 May 2008 (Notes 9.v, 10 and 13).

iv.

Stock options

There are no stock options issued and outstanding as at 31 May 2008.

v.

Share purchase warrants

The following share purchase warrants were outstanding at 31 May 2008:

	Exercise price	Number of warrants	Expiry Date
	$

Warrants	1.00	170,335	15 August 2010
Warrants	1.00	1,725,773	9 October 2010
Warrants	0.18	2,190,724	9 October 2010

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

31 May 2008

______

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

The 1,725,773 and 2,190,724 share purchase warrants outstanding at 31 May 2008 excludes share purchase warrants which were exercised prior to 31 May 2008 but the corresponding common shares were not issued by the Company at 31 May 2008.  The funds received by the Company related to the exercise of these 259,276 share purchase warrants have been recorded as share subscriptions received in advance (Notes 9.iii and 10).

A summary of outstanding share purchase warrants is as follows:

	Number of share purchase warrants	Weighted average exercise price
		$

Outstanding and exercisable at 31 May 2005	4,083,832	0.56

Granted	3,000	1.00
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2006	4,086,832	0.56

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2007	4,086,832	0.56

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2008	4,086,832	0.56

During the year ended 31 May 2008, the Company granted a total of Nil share purchase warrants for cash proceeds of $Nil (31 May 2007, the Company granted a total of Nil share purchase warrants for cash proceeds of $Nil, 31 May 2006, the Company granted a total of 3,000 share purchase warrants for cash proceeds of $1,241).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2008

______

vi.

During the year ended 31 May 2008, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2007 - $18,000, 31 May 2006 - $Nil) and rent in the amount of $6,000 (31 May 2007 - $6,000, 31 May 2006 - $Nil) (Notes 8 and 12).

vii.

During the year ended 31 May 2008, shareholders and/or director-officers of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2007 of $581,615 (Notes 7, 8 and 12).

10.

Loss Per Share

	For the year ended 31 May 2006
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the year	(210,848)

Basic Loss per Share
Loss allocated to common shareholders	(210,848)	40,965,175	(0.005)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per Share
Loss allocated to common shareholders with assumed conversions	(210,848)	40,965,175	(0.005)

	For the year ended 31 May 2007
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the year	(41,053)

Basic Loss per Share
Loss allocated to common shareholders	(41,053)	40,965,175	(0.001)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per Share
Loss allocated to common shareholders with assumed conversions	(41,053)	40,965,175	(0.001)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2008

______

	For the year ended 31 May 2008
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the year	(56,066)

Basic Loss per Share
Loss allocated to common shareholders	(56,066)	40,965,175	(0.001)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per Share
Loss allocated to common shareholders with assumed conversions	(56,066)	40,965,175	(0.001)

Share purchase warrants which were exercised by the share purchase warrant holders but the related common shares were not issued at 31 May 2008, 2007 and 2006 have not been included in the computation of diluted loss per share because, due to the loss position of the Company, the effect of issuing these common shares would be antidilutive (Note 9.iii).

All share purchase warrants outstanding at 31 May 2008 were not included in the computation of diluted loss per share because, due to the loss position of the Company, the effect of exercising of all the share purchase warrants would be antidilutive. These share purchase warrants were still outstanding as at 31 May 2008 (Note 9.v).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2008

______

11.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 31.50% (31 May 2007 – 32.49%, 31 May 2006 – 32.49%).

	For the year ended 31 May 2008	For the year ended 31 May 2007	For the year ended 31 May 2006
	$	$	$

Net loss before income taxes	(56,066)	(41,053)	(210,848)

Income tax recovery at statutory rates	17,661	13,338	68,505
Adjustments to benefits resulting from:
Amortization	(74)	(103)	(139)
Contributed services by related parties	(190,768)	(7,798)	-
(Unrecognized) benefits of non-capital losses	173,181	(5,437)	(68,366)

Future income tax recovery	-	-	-

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	For the year ended 31 May 2008	For the year ended 31 May 2007	For the year ended 31 May 2006
	$	$	$

Future tax assets:
Non-capital loss carryforwards	345,376	534,493	528,557
Plant, property and equipment	760	1,070	2,154

	346,136	535,563	530,711

Less: valuation allowance	(346,136)	(535,563)	(530,711)

Actual income taxes	-	-	-

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2008

______

As at 31 May 2008, the Company had available for deduction against future taxable income, non-capital losses of approximately $1,096,433.  The potential income tax benefit of these losses has been offset by a full valuation allowance.  The losses expire as follows:

Year	Amount
$

2008	-
2009	138,480
2010	256,309
2014	249,879
2015	220,954
2016	212,540
2017	18,271

12.

Supplemental Disclosures with Respect to Cash Flows

	For the year ended 31 May 2008	For the year ended 31 May 2007	For the year ended 31 May 2006
	$	$	$

Cash paid during the year for interest	-	-	-
Cash paid during the year for income taxes	-	-	-

During the year ended 31 May 2008, the Company wrote off certain accounts payable balances in the amount of $Nil (31 May 2007 - $7,756, 31 May 2006 - $2,979) related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company. Management does not consider that these amounts are payable although there is no assurance that a formal claim will not be made against the Company for some or all of these balances in the future (Note 6).

During the year ended 31 May 2008, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2007 - $18,000, 31 May 2006 - $Nil) and rent in the amount of $6,000 (31 May 2007 - $6,000, 31 May 2006 - $Nil) (Notes 8 and 9).

During the year ended 31 May 2008, shareholders and/or director-officers of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2007 of $581,615 (Notes 7, 8 and 9).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2008

______

13.

Commitments

Pursuant to an agreement effective June 2003 and amending agreements to March 2005, the Company acquired the patents pending and exclusive rights to the title of the Alkane and Alkane Group Dehydrogenation with Organometallic Catalysts from two individuals who became directors of the Company.  As consideration, the Company issued 20,000,000 common shares and reserved for issuance to these two directors an aggregate of 9,000,000 common shares upon the Company achieving revenues of US$10,000,000 as direct result of the commercialization of the technology rights.

The Company is committed to issuing 259,276 common shares of the Company related to share subscriptions received in advance of $46,670 (Note 9.iii).

On 14 July 2005, the Company issued 3,000 special warrants for total proceeds of $1,241 while a cease trade order was issued against the Company on 26 October 2004.  The Company is currently in the process of having these special warrants rescinded on the basis that these special warrants should not be granted.

14.

Capital Disclosure

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital and deficit.  The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP.  Except as set out below, these financial statements also comply, in all material respects, with United States GAAP.

1.

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses).  SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net loss and comprehensive loss for each of the years ended 31 May 2008, 2007 and 2006.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2008

______

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

iv.

Recent pronouncements

In May 2008, the Financial Accounting Standards Board (the “FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 163, Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60 (“SFAS No. 163”).  SFAS No. 163 provides enhanced guidance on the recognition and measurement to be used to account for premium revenue and claim liabilities and related disclosures and is limited to financial guarantee insurance (and reinsurance) contracts, issued by enterprises included within the scope of FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises.  SFAS No. 163 also requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  SFAS No. 163 is effective for financial statements issued for fiscal years and interim periods beginning after 15 December 2008, with early application not permitted.  The Company does not expect SFAS No. 163 to have an impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”).  SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) for nongovernmental entities.  Prior to the issuance of SFAS No. 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles (“SAS No. 69”).  SAS No. 69 has been criticized because it is directed to the auditor rather than the entity.  SFAS No. 162 addresses these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity, not its auditor, that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP.  SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.  The Company does not expect SFAS 162 to have a material effect on its consolidated financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2008

______

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“SFAS No. 161”).  SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows.  SFAS No. 161 applies to all derivate instruments within the scope of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”).  It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS No. 133.  SFAS No. 161 is effective prospectively for financial statements issued for fiscal years beginning after 15 November 2008, with early application encouraged.  The Company is currently evaluating the new disclosure requirements of SFAS 161 and the potential impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141(R) on its consolidated results of operation and financial condition.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”).  SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS No. 160 is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated results of operation and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the requirements of SFAS 159 and the potential impact on the Company’s financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2008

______

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, “Employers’ Accounting for Pensions”, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS 158 is effective for the Company’s fiscal year ending April 30, 2007.  The adoption of SFAS No. 158 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on May 1, 2008. The Company is currently reviewing the impact of this statement.

Signature Page

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWERNOVA TECHNOLOGIES CORPORATION

Registrant

Dated:  December 1, 2008

Signed:  /s/  Stuart Lew

Mr. Stuart Lew

CEO and Director