Form 20-F/A
period 2008-05-31
POWERNOVA TECHNOLOGIES CORP
filed 2009-11-02
CIK 1281216

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #1

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists, as of October 28, 2009, the names of the Directors of the Company.

Table No. 1

Directors

Name	Age	Date First Elected/Appointed
Dr. Avtandil Koridze (4)	69	February 2001
Stuart Lew (2)	50	October 1986
Chris Tay (1) (3)	35	November 2008
Hans-Christian Behm (1) (5)	68	November 2008
John Patrick Nicol (1) (6)	45	August 2009

(1)      Member of Audit Committee.

(2)      3042 West 12th Avenue, Vancouver, B.C. CANADA V6K 2R5

(3)      2871 West 16th Avenue, Vancouver, B.C.  CANADA V6K 3C5

(4)      Pyliugin Street, 26, Dorp. 2, Apt. 511, Moscow, Russia 117393

(5)      594 Holdings, Bowen Island, B.C.  CANADA V0N 1G0

(6)      2147 Braeside Place, Coquitlam, B.C.  CANADA V3E 3L3

_____________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of October 28, 2009, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

Name	Age	Date First Elected/Appointed
Stuart Lew, CEO & Co-Chairman	50	October 1986
Dr. Avtandil Koridze, Vice President	69	February 2001
Chris Tay, Chief Financial Officer	45	November 2008

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

 --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION

3.A.1.  Selected Financial Data

Table No. 3 below, “Selected Financial Data” is derived from the financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles in Canada and the United States.   The selected financial data of the Company for Fiscal 2008, Fiscal 2007 and Fiscal 2006, ended May 31st, was derived from the financial statements of the Company which have been audited by James Stafford, Chartered Accountants, independent auditors. Fiscal 2005, ended May 31st, was also audited by James Stafford. For Fiscal 2004, ended May 31st, the financial data was derived from the financial statements of the Company which have been audited by Amisano Hanson, Chartered Accountants, Independent Auditors.

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

______________________________________________________________________________________

3.A.2.  Exchange Rates

Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal years ended May 31st, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the preceding six months and the most recent interim periods.

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

Table No. 4

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close
	$	$	$	$
Year Ended May 31, 2008	1.0112	1.0754	0.9168	0.9938
Year Ended May 31, 2007	1.1313	1.1852	1.0701	1.0701
Year Ended May 31, 2006	1.1654	1.2578	1.0989	1.1027
Year Ended May 31, 2005	1.2539	1.3772	1.1775	1.2512
Year Ended May 31, 2004	1.3436	1.4114	1.2690	1.3666

Three Months Ended August 31, 2009	1.1127	1.1650	1.0650	1.0967
Three Months Ended May 31, 2009	1.2157	1.2995	1.0957	1.0957
Three Months Ended February 28, 2009	1.2344	1.2971	1.1822	1.2710
Three Months Ended November 30, 2008	1.1507	1.2942	1.0338	1.2360
Three Months Ended August 31, 2008	1.0275	1.0677	1.0011	1.0631

September 2009	1.0816	1.1060	1.0615	1.0719
August 2009	1.0872	1.1097	1.0650	1.0967
July 2009	1.1229	1.1650	1.0791	1.0791
June 2009	1.1264	1.1626	1.0828	1.1626
May 2009	1.1528	1.1868	1.0957	1.0957
April 2009	1.2242	1.2640	1.1939	1.1939

The Exchange Rate as of October 23, 2009 was $1.0507.

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

Note: The Share Purchase Warrants allow the holder to purchase a common share at either C$0.18 or C$1.00 as set forth in Table 15 below. The Share Purchase Warrants expiry dates are also listed in the schedule in Table 15. As of 8/31/2008, there were 4,086,832 Share Purchase Warrants outstanding.

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

The recent armed conflict between Russia and Georgia raises additional risks to the Company in that even though relations have now been normalized between Russia and Georgia if armed conflict were to break out again between Russia and Georgia the progress of the research and development in one or both countires would be retarded or even halted completely until resolution of the conflict.

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

b)

The contact person is Stuart Lew, Chief Executive Officer.

c)

The Company's fiscal year ends May 31st.

d)

The Company has 50,000,000 common shares without par value authorized.  At 5/31/2008, the end of the Company's most recent fiscal year for which audited financial statements are available; there were 40,965,175 common shares issued and outstanding. As of date of this Form 20-F/A, October 28, 2009, there were 43,754,043 common shares issued and outstanding.

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

Bakytzhan Oralbekov, the former President of the Company, did not receive any salary from the Company for Fiscal years 2004, 2005, 2006, and 2007, and agreed to waive payment of his salary for Fiscal years 2004, 2005, 2006, 2007 and Fiscal year 2008 ended May 31, 2008.

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

No expenses were incurred for laboratory work in Russia during the fiscal year ended May 31, 2008.

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

To date, the following members of management have participated in private placements of the Company during the past five years:

Name of Member of Management & Position	Units of Private Placement Purchased	Total Purchase Price (Canadian dollars)
Stuart Lew, C.E.O.	442,450	$176,980
Bakytzhan Oralbekov, former President	125,000	$50,000
Phillip Webber, former C.F.O.	25,000	$10,000

            ________________________________________________________________

The amount of funds we required in fiscal 2008 was $56,000 and we estimate the amount of funds we require in fiscal 2009 to be approximately $70,000.

However, in due course, the Company intends to retain a market maker to make an application with FINRA to list our securities on the OTC:BB and/or to the CNSX in Canada.  If either of these applications are made in fiscal 2010, the Company would incur further additional expenses of approximately $115,000. The required funds will be raised through loans from Company principals and private placements or the need for these funds reduced by deferrals of salaries by company principals. Also, in due course, $1.5 million will be sought by the Company to move its lab and scientists to Canada. This $1.5 million would fund our Canadian laboratory for one fiscal year. No commitments have been received for these loans from Company principals or for private placements.

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

Recent Events

---No Disclosure Necessary---

Results of Operations

Fiscal 2008 Ended May 31, 2008 vs. Fiscal 2007 Ended May 31, 2007

PowerNova Technologies Corporation reported a net loss of $56,066 for the fiscal year ended May 31, 2008 compared to a net loss of $41,053 for the fiscal year ended May 31, 2007.  General and administrative expenses for the fiscal year ended May 31, 2008 were $56,066 compared to $48,809 during the prior fiscal year, an increase of $7,257.  The increase was due to higher Legal and Accounting fees. The largest changes occurred in the following expense categories:

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

No common shares were issued during Fiscal 2008 Ended May 31, 2008.

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

Table No. 6

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
There are no obligations or liabilities as of May 31, 2008.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 7

Directors and Senior Management

October 28, 2009

Name and Position	Age	Date of First Election or Appointment
Avtandil Koridze, Director and Vice President	69	February 2001
Stuart C. Lew, CEO/Director/Co-Chairman	50	October 1986
Chris Tay, CFO/Director (1) (2)	45	November 2008
Hans-Christian Behm, Director (1)	68	November 2008
John Patrick Nicol (1)	39	August 2009

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

Chris Tay was appointed Chief Financial Officer and a Director in November 2008. Mr. Tay is a Certified General Accountant (“CGA”) since 1993. Since 2000, he has been a principal of CMNR Holdings Limited in Vancouver, British Columbia. He also served as CFO of Watersave Logic Corporation, a public company traded on the TSX Venture Exchange, from August 2005 to August 2006. From December 1999 to April 2001, he was associate director and controller of the Legal Services of British Columbia.

Hans Christian Behm has been a director since 2008. He has been President of Gulf Timber Frame Ltd. since 1994; President of Land’s End Holdings Ltd. since 2003; President of Canadian PowerPlus Corporation since 2008; and President of PowerPlus Pilot 1 Inc. since 2009.

John Patrick Nicol has been a director since August 2009.  Mr. Nicol was director and/or officer of a number of TSX Venture issuers including Abacus Mining & Exploration Corp. (from June 1999 through September 2009), Redstar Gold Corp. (June 2002 to September 2009), Niblack Mining (from April 2005 through October 2008), BMB Capital Corp. (from March 2008 through September 2009) and Skygold Ventures Ltd. (from June 2006 through September 2009).

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

Table No. 8 details compensation paid/accrued for Fiscal 2008/2007/2006 ended May 31st for the Senior Management.

Table No. 8

Summary Compensation Table

Senior Management

_______________________________________________________________________________

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary and fees	Bonus	Other Annual Comp.	Stock Award	Restricted Options/ SARs	LTIP Payouts	All Other Comp.
Stuart C. Lew, Co-Chairman and CEO	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bakytzhan Oralbekov, former President	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Avtandil Koridze, Director, Chief Technology Officer, VP R&D	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Phillip Webber, Former Director and Former CFO	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
William Kaska, former Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted during this period.

Table No. 9

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

Table No. 10

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

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- Not Applicable ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee was formed in November of 2002.  The current members of the Audit Committee are: Chris Tay, Hans-Christian Behm and John Patrick Nicol. Chris Tay is Chief Financial Officer of the Company and Hans-Christian Behm and John Patrick Nicol are independent directors.

6.D.  Employees

As of October 28, 2009, the Company had no employees,.

6.E.  Share Ownership

Table No. 11 lists, as of October 28, 2009, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.

Table No. 11

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Stuart Lew	1,090,974	2.43%
Common	Chris Tay	6,250	<1%
Common	Avtandil Koridze	10,000,000	22.26%
Common	Hans-Christian Behm	110,000	<1.0%
Common	John Patrick Nicol	Nil	N/A
Common	Hector Frith	12,764,836	28.40

Common	Total Directors/Officers 5% Shareholders	23,972,060	53.35%

#  Based on 43,754,073 shares outstanding as of October 28, 2009 and warrants held by each beneficial holder exercisable within sixty days.

(1)

Of these shares, 1,179,000 represent currently exercisable Share Purchase Warrants;

As of October 28, 2009, the Company had no stock options outstanding.

______________________________________________________________________________________

Stock Options

The Company currently has no stock option plan; however, a new stock option plan may be presented to shareholders at the next annual general meeting.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of October 28, 2009, as well as the number of options granted to Directors and all employees as a group.

Table No. 12

Stock Options Outstanding

______________________________________________________________________________________

Name	Number of Shares of Common Stock	Cdn$ Exercise Price	Date of Grant	Expiration Date

There are no stock options outstanding as of October 28, 2009.

______________________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to Item 6.E. and Table No. 11.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/Share Purchase Warrants has lead over the last several year to some significant changes in the holdings of major shareholders; table reflects direct holdings of common shares, refer to Table No. 11 for additional information.

Table No. 13

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

Stuart Lew, a director, made contributions to capital for management fees in the amount of $18,000 (FY 2007 - $18,000; FY 2006 - $Nil) and rent in the amount of $6,000 (FY2007 - $6,000; FY 2006 - $Nil). Shareholders and/or officers and directors also agreed to forgive balances owed to them by the Company in the amount of $581,615 relating to unpaid loans and/or management fees, as follows:

Stuart Lew

$204,000

Bakytzhan Oralbekov

$214,728

Avtandil Koridze

$162,887.

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

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

As of 5/31/2008, the authorized capital of the Company was 50,000,000 common shares without par value, and there were 40,965,175 common shares issued and outstanding.  As of October 28, 2009, there were 43,754,043 common shares issued and outstanding.

The Company's common shares began trading on the Vancouver Stock Exchange (subsequently the Canadian Venture Exchange and currently called the TSX Venture Exchange) in August of 1988 under the stock symbol “AQB”.  The CUSIP number is 739329. In June, 2000, the Company voluntarily halted the trading of its shares on the TSX Venture Exchange pending the completion of the acquisition of the Process. The Company’s shares were delisted from the TSX Venture Exchange on June 20, 2003. As of October 28, 2009, the Company’s shares do not trade on any stock exchange.

Table No. 14 lists the high and low sale prices on the TSX Venture Exchange for the Company's common shares for the last five fiscal years, the last two years by quarter, and the last six months.

Table No. 14

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

Share Purchase Warrants

Table No. 15 lists, as of 8/31/2008 Share Purchase Warrants outstanding, the dates the Share Purchase Warrants were issued, the exercise price, and the expiration dates of the Share Purchase Warrants.

Table No. 15

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Granted	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

May 31, 2001	2,450,000	2,190,724	$0.18	10/09/10
May 31, 2002	284,000	284,000	$1.00	10/09/10
May 31, 2003	246,273	246,273	$1.00	10/09/10
May 31, 2003	12,527	12,527	$1.00	10/09/10
October 9, 2003	1,182,973	1,182,973	$1.00	10/09/10
May 31, 2004	27,000	24,000	$1.00	08/15/10
May 31, 2005	143,335	143,335	$1.00	08/15/10
August 10, 2005	3,000	3,000	$1.00	08/15/10

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

  --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares currently do not trade on any stock exchange.

Refer to Item 9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 5/31/2008, the authorized capital of the Company was 50,000,000 common shares without par value. As of 5/21/2008 and 8/31/2008, there were 40,965,175 common shares issued and outstanding.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- Not Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Item 6.E. and Table No. 15.  ---

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

 --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, the CEO and the CFO have concluded that the Company's disclosure controls and procedures contained material weaknesses. Management determined that the weaknesses in internal control related to the preparation and filing of its financial statements and information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. These weaknesses have resulted in such filings being filed after the required deadlines.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of May 31, 2008, based on the control criteria established in a report entitled Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). That framework defines a material weakness as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The Company did not maintain an effective control environment based on the criteria established in the COSO framework. Controls were not effective primarily due to a lack of procedures and controls related to the timely preparation and filing of regulatory filings.

Remediation of the Material Weaknesses in Internal Control over Financial Reporting

The Company is addressing its material weaknesses in its internal controls over financial reporting by:

·

Hiring a new Chief Financial Officer in August 2008; and

·

Developing and implementing formal procedures and controls related to the timely preparation and filing of its required regulatory filings.

Management is in the process of implementing these procedures and internal controls and expects these to be in place and functioning by October 15, 2009.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this Form 20-F Annual Report.

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

ITEM 19.  EXHIBITS

1.1

Certificate of Incorporation dated 10/06/86 (1)

1.2

Memorandum dated 9/29/86 (1)

1.3

Special Resolution dated 7/22/87 (1)

1.4

Articles of The Company (1)

1.5

Special Resolution dated 10/23/02 (1)

1.6

Schedule “A” to Special Resolution (1)

1.7

Certificate of Change of Name dated 9/11/03 (1)

4.1

Copy of Tblisi Agreement dated April 21, 2000 (2)

4.2

Copy of Share Transfer Agreement dated June 21, 2001 (previously filed) (2)

12.1

Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act Of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2

Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1

Certification of the Chief Executive Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2

Certification of the Chief Financial Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)

Incorporated by reference from our Registration Statement on Form 20-F filed on March 8, 2004 with the Securities and Exchange Commission.

(2)

Incorporated by reference from our Registration Statement on Form 20-F, Amendment No. 2, filed on August 8, 2005 with the Securities and Exchange Commission.

PowerNova Technologies Corporation

(A Development Stage Company)

Financial Statements

(Expressed in Canadian dollars)

31 May 2008

JAMES STAFFORD

James Stafford

Chartered Accountants*

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

*Incorporated professional

Independent Auditors’ Report

To the Shareholders of

PowerNova Technologies Corporation

(A Development Stage Company)

We have audited the balance sheets of PowerNova Technologies Corporation (the “Company”) as at 31 May 2008 and 2007, and the related statements of operations and deficit, cash flows and changes in shareholders’ deficiency for the years ended 31 May 2008, 2007 and 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 May 2008 and 2007, and the results of its operations, cash flows and changes in shareholders’ deficiency for the years ended 31 May 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

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

26 August 2008

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

Nature and Continuance of Operations (Note ), Commitments (Note 13) and

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 15)

On behalf of the Board:

Stuart Lew_______________________       Director

Chris Tay____________________   Diirector

Stuart Lew

Chris Tay

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2008 (Unaudited)	For the year ended 31 May 2008	For the year ended 31 May 2007	For the year ended 31 May 2006
	$	$	$	$

Expenses
General and administrative (Schedule 1)	2,293,931	56,066	48,809	213,827

Net loss before other item	(2,293,931)	(56,066)	(48,809)	(213,827)

Other item
Foreign exchange loss	(489)	-	-	-
Write-off of accounts payable (Notes 6 and 12)	159,085	-	7,756	2,979
Write-off of accounts receivable	(149,624)	-	-	-

Net loss for the year	(2,284,959)	(56,066)	(41,053)	(210,848)

Deficit, accumulated during the development stage, beginning of year	-	(2,228,893)	(2,187,840)	(1,976,992)

Deficit, accumulated during the development stage, end of year	(2,284,959)	(2,284,959)	(2,228,893)	(2,187,840)

Basic and diluted loss per share (Note 10)		(0.001)	(0.001)	(0.005)

Weighted average number of common shares outstanding (Note 10)		40,965,175	40,965,175	40,965,175

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2008 (Unaudited)	For the year ended 31 May 2008	For the year ended 31 May 2007	For the year ended 31 May 2006
	$	$	$	$

Cash flows from operating activities
Net loss for the year	(6,731,139)	(56,066)	(41,053)	(210,848)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	38,506	235	317	428
Contributions to capital by related parties (Notes 7, 8, 9 and 12)	629,615	605,615	24,000	-
Research and development	216,230	-	-	-
Write-off of accounts receivable	149,624	-	-	-
Write-off of accounts payable (Notes 6 and 12)	(159,085)	-	(7,756)	(2,979)
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(151,256)	(1,063)	(569)	1,191
Increase in accounts payable	367,839	10,611	10,700	21,651
Increase (decrease) in due to related parties (Notes 7, 8, 9 and 12)	189,182	(559,122)	14,060	187,891

	(5,450,484)	210	(301)	(2,666)

Cash flows used in investing activities
Increase in advances	(216,230)	-	-	-
Purchase of property, plant and equipment	(39,237)	-	-	-

	(255,467)	-	-	-

Cash flows from financing activities
Share subscriptions received in advance for cash	46,670	-	-	-
Issuance of common shares for cash	5,591,315	-	-	-
Share purchase warrants granted	68,175	-	-	1,241

	5,706,160	-	-	1,241

Increase (decrease) in cash and cash equivalents	209	210	(301)	(1,425)

Cash and cash equivalents (bank indebtedness), beginning of year	-	(1)	300	1,725

Cash and cash equivalents (bank indebtedness), end of year	209	209	(1)	300

Supplemental Disclosures with Respect to Cash Flows (Note 12)

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Changes in Shareholders’ Deficiency

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus and share subscription received in advance	Share purchase warrants	Deficit accumulated prior to the development stage	Deficit accumulated during the development stage	Total Shareholders’ deficiency
		$	$	$	$	$	$

Balance at 31 May 1999	14,060,777	4,285,524	-	-	(4,593,630)	-	(308,106)
Shares issued for cash ($0.10 per share)	1,000,000	100,000	-	-	-	-	100,000
Shares issued for cash ($0.12 per share)	2,500,000	275,000	-	-	-	-	275,000
Stock options exercised ($0.10 per share)	451,000	45,100	-	-	-	-	45,100
Net income (loss) for the year	-	-	-	-	141,975	(67,815)	74,160

Balance at 31 May 2000	18,011,777	4,705,624	-	-	(4,451,655)	(67,815)	186,154
Share purchase warrants granted	-	-	-	477,000	-	-	477,000
Share purchase warrants exercised ($0.16 per share)	50,000	8,000	-	-	-	-	8,000
Net loss for the year	-	-	-	-	5,475	(596,006)	(590,531)

Balance at 31 May 2001	18,061,777	4,713,624		477,000	(4,446,180)	(663,821)	80,623
Cancellation of common shares	(417,500)	-	-	-	-	-	-
Share purchase warrants granted	-	-	-	113,600	-	-	113,600
Stock options exercised ($0.10 per share)	249,000	24,900	-	-	-	-	24,900
Share purchase warrants exercised ($0.10 per share)	1,000,000	100,000	-	-	-	-	100,000
Share purchase warrants exercised ($0.18 per share)	346,125	62,302	-	-	-	-	62,302
Net loss for the year	-	-	-	-	-	(358,654)	(358,654)

Balance at 31 May 2002	19,239,402	4,900,826	-	590,600	(4,446,180)	(1,022,475)	22,771
Share purchase warrants granted	-	-	-	59,829	-	-	59,829
Share purchase warrants granted	-	-	-	38,680	-	-	38,680
Net loss for the year	-	-	-	-	-	(263,588)	(263,588)

Balance at 31 May 2003	19,239,402	4,900,826	-	689,109	(4,446,180)	(1,286,063)	(142,308)
Share purchase warrants granted	-	-	-	10,980	-	-	10,980
Share subscription received in advance	-	-	45,360	-	-	-	45,360
Shares issued for intellectual property (Note 11)	20,000,000	-	-	-	-	-	-
Share purchase warrants exercised ($0.40 per share)	1,725,773	690,489	-	(690,489)	-	-	-
Net loss for the year	-	-	-	-	-	(469,395)	(469,395)

Balance at 31 May 2004	40,965,175	5,591,315	45,360	9,600	(4,446,180)	(1,755,458)	(555,363)
Share purchase warrants granted (Note )	-	-	-	57,334	-	-	57,334
Share subscription received in advance (Note 7)	-	-	1,310	-	-	-	1,310
Net loss for the year	-	-	-	-	-	(221,534)	(221,534)

Balance at 31 May 2005	40,965,175	5,591,315	46,670	66,934	(4,446,180)	(1,976,992)	(718,253)
Share purchase warrants granted (Note 7)	-	-	-	1,241	-	-	1,241
Share subscription received in advance (Note 7)	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	(210,848)	(210,848)

Balance at 31 May 2006	40,965,175	5,591,315	46,670	68,175	(4,446,180)	(2,187,840)	(927,860)
Contributed services by related party (Notes 6, 7 and 10)	-	-	24,000	-	-	-	24,000
Net loss for the year	-	-	-	-	-	(41,053)	(41,053)

Balance at 31 May 2007	40,965,175	5,591,315	70,670	68,175	(4,446,180)	(2,228,893)	(944,913)
Contributed services by related party (Notes 8, 9 and 12)	-	-	605,615	-	-	-	605,615
Net loss for the year	-	-	-	-	-	(56,066)	(56,066)

Balance at 31 May 2008	40,965,175	5,591,315	676,285	68,175	(4,446,180)	(2,284,959)	(395,364)

PowerNova Technologies Corporation

(A Development Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in Canadian Dollars)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2008 (Unaudited)	For the year ended 31 May 2008	For the year ended 31 May 2007	For the year ended 31 May 2006
	$	$	$	$

Advertising and promotion	10,766	-	-	-
Amortization	38,506	235	317	428
Bank charges and interest	4,387	133	216	242
Consulting fees	21,514	-	-	-
Consulting fees to related parties (Note 8)	1,212,210	-	-	188,000
Filing and transfer agent fees	67,684	-	3,229	-
Legal and accounting fees	305,897	31,384	20,425	24,430
Management fees (Notes 8, 9 and 12)	36,000	18,000	18,000	-
Office and administration	38,735	-	-	-
Rent (Notes 8, 9 and 12)	106,087	6,000	6,000	-
Research and development	216,230	-	-	-
Salaries and benefits	195,747	-	-	-
Telephone	29,329	314	622	727
Travel and automobile	10,839	-	-	-

	2,293,931	56,066	48,809	213,827

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

Signature Page

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWERNOVA TECHNOLOGIES CORPORATION

Registrant

Dated:  October 28, 2009

Signed:  /s/  Stuart Lew

Mr. Stuart Lew

CEO and Director