Form 20-F/A
period 2008-05-31
POWERNOVA TECHNOLOGIES CORP
filed 2009-11-27
CIK 1281216

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #2

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists, as of November 24, 2009, the names of the Directors of the Company.

Table No. 1

Directors

__________________________________________________________________________________________

Name	Age	Date First Elected/Appointed
Dr. Avtandil Koridze (4)	69	February 2001
Stuart Lew (2)	50	October 1986
Chris Tay (1) (3)	45	November 2008
Hans-Christian Behm (1) (5)	68	November 2008
John Patrick Nicol (1) (6)	45	August 2009

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

(5)      594 Holdings, Bowen Island, B.C.  CANADA V0N 1G0

(6)      2147 Braeside Place, Coquitlam, B.C.  CANADA V3E 3L3

_____________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of November 24, 2009, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

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

Table No. 4

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close
	$	$	$	$
Year Ended May 31, 2008	1.0112	1.0754	0.9168	0.9938
Year Ended May 31, 2007	1.1313	1.1852	1.0701	1.0701
Year Ended May 31, 2006	1.1654	1.2578	1.0989	1.1027

Year Ended May 31, 2005	1.2539	1.3772	1.1775	1.2512
Year Ended May 31, 2004	1.3436	1.4114	1.2690	1.3666

Three Months Ended August 31, 2009	1.1127	1.1650	1.0650	1.0967
Three Months Ended May 31, 2009	1.2157	1.2995	1.0957	1.0957
Three Months Ended February 28, 2009	1.2344	1.2971	1.1822	1.2710
Three Months Ended November 30, 2008	1.1507	1.2942	1.0338	1.2360
Three Months Ended August 31, 2008	1.0275	1.0677	1.0011	1.0631

October 2009	1.0500	1.0843	1.0289	1.0767
September 2009	1.0816	1.1060	1.0615	1.0719
August 2009	1.0872	1.1097	1.0650	1.0967
July 2009	1.1229	1.1650	1.0791	1.0791
June 2009	1.1264	1.1626	1.0828	1.1626
May 2009	1.1528	1.1868	1.0957	1.0957

The Exchange Rate as of  November 20, 2009 was $1.0698.

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

b)

The contact person is Stuart Lew, Chief Executive Officer.

c)

The Company's fiscal year ends May 31st.

d)

The Company has 50,000,000 common shares without par value authorized.  At 5/31/2008, the end of the Company's most recent fiscal year for which audited financial statements are available; there were 40,965,175 common shares issued and outstanding. As of date of this Form 20-F/A, November 24, 2009, there were 43,754,043 common shares issued and outstanding.

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

No expenses were incurred for laboratory work in Russia during the iscal year ended May 31, 2008.

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

November 24, 2009

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

6.D.  Employees

As of November 24, 2009, the Company had no employees,.

6.E.  Share Ownership

Table No. 11 lists, as of November 24, 2009, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.

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

______________________________________________________________________________________

#  Based on 43,754,073 shares outstanding as of November 24, 2009 and warrants held by each beneficial holder exercisable within sixty days.

(1)

Of these shares, 1,179,000 represent currently exercisable Share Purchase Warrants;

As of November 24, 2009, the Company had no stock options outstanding.

______________________________________________________________________________________

Stock Options

The Company currently has no stock option plan; however, a new stock option plan may be presented to shareholders at the next annual general meeting.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of November 24, 2009, as well as the number of options granted to Directors and all employees as a group.

Table No. 12

Stock Options Outstanding

______________________________________________________________________________________

Name	Number of Shares of Common Stock	Cdn$ Exercise Price	Date of Grant	Expiration Date

There are no stock options outstanding as of November 24, 2009.

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

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

As of 5/31/2008, the authorized capital of the Company was 50,000,000 common shares without par value, and there were 40,965,175 common shares issued and outstanding.  As of November 24, 2009, there were 43,754,043 common shares issued and outstanding.

The Company's common shares began trading on the Vancouver Stock Exchange (subsequently the Canadian Venture Exchange and currently called the TSX Venture Exchange) in August of 1988 under the stock symbol “AQB”.  The CUSIP number is 739329. In June, 2000, the Company voluntarily halted the trading of its shares on the TSX Venture Exchange pending the completion of the acquisition of the Process. The Company’s shares were delisted from the TSX Venture Exchange on June 20, 2003. As of November 24, 2009, the Company’s shares do not trade on any stock exchange.

Table No. 14 lists the high and low sale prices on the TSX Venture Exchange for the Company's common shares for the last five fiscal years, the last two years by quarter, and the last six months.

Table No. 14

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low
Month Ended 10/31/08	No	Trades
Month Ended 9/30/08	No	Trades
Month Ended 8/31/08	No	Trades
Month Ended 7/31/08	No	Trades
Month Ended 6/30/08	No	Trades
Month Ended 5/31/08	No	Trades
Fiscal Year Ended 5/31/2008	No	Trades
Fiscal Year Ended 5/31/2007	No	Trades
Fiscal Year Ended 5/31/2006	No	Trades
Fiscal Year Ended 5/31/2005	No	Trades
Fiscal Year Ended 5/31/2004 Fiscal Year Ended 5/31/2003	No No	Trades Trades
Fiscal Year Ended 5/31/2002	No	Trades
Fiscal Year Ended 5/31/2001	$0.64	$0.38

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

 --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

As at the end of the period covered by this Form 20-F, our management, with the participation of our Chief Executive officer and our Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed by Rules 13a-15 and 15d-15 of the Exchange Act and filed with the Securities and Exchange Commission is recorded, processed, summarized and timely reported.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Management, including our CEO and CFO, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management, including the CEO and CFO, directly supervises the preparation of all of the financial reports prepared by us and is directly involved in our financial record keeping and reporting.  All accounting records and financial reports prepared by us are reviewed for accuracy by the CEO and CFO.

After evaluation of our disclosure controls and procedures as of the year end covered by this report, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as a result of a weakness in the design of internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over the financial reporting of our company.  Internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and affected by our Board, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that:  (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;  (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with the authorizations of management and our Board of Directors; and  (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management has concluded, based on their evaluation, that as of May 31, 2008, a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in many cases.  This weakness has the potential to result in material misstatements in our financial statements, and should also be considered a weakness in our disclosure controls and procedures.  As a result of limited staffing due to the size of our business certain staff members carry out multiple responsibilities independently.  This weakness is due to our lack of working capital to hire additional staff during the period covered by this report.

Because of the material weakness described, management believes that, as of May 31, 2008, our company’s internal control over financial report was not effective as of the date of evaluation.

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Nature and Continuance of Operations (Note 1), Commitments (Note 13) and

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 15)

On behalf of the Board:

/s/ Stuart Lew

Director

/s/ Chris Tay

Director

Stuart Lew

Chris Tay

The accompanying notes are an integral part of these financial statements.

(F-1)

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

The accompanying notes are an integral part of these financial statements.

(F-2)

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

Supplemental Disclosures with Respect to Cash Flows (Note 12)

The accompanying notes are an integral part of these financial statements.

(F-3)

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Changes in Shareholders’ Deficiency

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus and share subscription received in advance	Share purchase warrants	Deficit accumulated prior to the development stage	Deficit accumulated during the development stage	Total Shareholders’ deficiency
		$	$	$	$	$	$

Balance at 31 May 1999	14,060,777	4,285,524	-	-	(4,593,630)	-	(308,106)
Shares issued for cash ($0.10 per share)	1,000,000	100,000	-	-	-	-	100,000
Shares issued for cash ($0.12 per share)	2,500,000	275,000	-	-	-	-	275,000
Stock options exercised ($0.10 per share)	451,000	45,100	-	-	-	-	45,100
Net income (loss) for the year	-	-	-	-	141,975	(67,815)	74,160

Balance at 31 May 2000	18,011,777	4,705,624	-	-	(4,451,655)	(67,815)	186,154
Share purchase warrants granted	-	-	-	477,000	-	-	477,000
Share purchase warrants exercised ($0.16 per share)	50,000	8,000	-	-	-	-	8,000
Net loss for the year	-	-	-	-	5,475	(596,006)	(590,531)

Balance at 31 May 2001	18,061,777	4,713,624		477,000	(4,446,180)	(663,821)	80,623
Cancellation of common shares	(417,500)	-	-	-	-	-	-
Share purchase warrants granted	-	-	-	113,600	-	-	113,600
Stock options exercised ($0.10 per share)	249,000	24,900	-	-	-	-	24,900
Share purchase warrants exercised ($0.10 per share)	1,000,000	100,000	-	-	-	-	100,000
Share purchase warrants exercised ($0.18 per share)	346,125	62,302	-	-	-	-	62,302
Net loss for the year	-	-	-	-	-	(358,654)	(358,654)

Balance at 31 May 2002	19,239,402	4,900,826	-	590,600	(4,446,180)	(1,022,475)	22,771
Share purchase warrants granted	-	-	-	59,829	-	-	59,829
Share purchase warrants granted	-	-	-	38,680	-	-	38,680
Net loss for the year	-	-	-	-	-	(263,588)	(263,588)

Balance at 31 May 2003	19,239,402	4,900,826	-	689,109	(4,446,180)	(1,286,063)	(142,308)
Share purchase warrants granted	-	-	-	10,980	-	-	10,980
Share subscription received in advance	-	-	45,360	-	-	-	45,360
Shares issued for intellectual property (Note 11)	20,000,000	-	-	-	-	-	-
Share purchase warrants exercised ($0.40 per share)	1,725,773	690,489	-	(690,489)	-	-	-
Net loss for the year	-	-	-	-	-	(469,395)	(469,395)

Balance at 31 May 2004	40,965,175	5,591,315	45,360	9,600	(4,446,180)	(1,755,458)	(555,363)
Share purchase warrants granted (Note 0)	-	-	-	57,334	-	-	57,334
Share subscription received in advance (Note 7)	-	-	1,310	-	-	-	1,310
Net loss for the year	-	-	-	-	-	(221,534)	(221,534)

Balance at 31 May 2005	40,965,175	5,591,315	46,670	66,934	(4,446,180)	(1,976,992)	(718,253)
Share purchase warrants granted (Note 7)	-	-	-	1,241	-	-	1,241
Share subscription received in advance (Note 7)	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	(210,848)	(210,848)

Balance at 31 May 2006	40,965,175	5,591,315	46,670	68,175	(4,446,180)	(2,187,840)	(927,860)
Contributed services by related party (Notes 6, 7 and 10)	-	-	24,000	-	-	-	24,000
Net loss for the year	-	-	-	-	-	(41,053)	(41,053)

Balance at 31 May 2007	40,965,175	5,591,315	70,670	68,175	(4,446,180)	(2,228,893)	(944,913)
Contributed services by related party (Notes 8, 9 and 12)	-	-	605,615	-	-	-	605,615
Net loss for the year	-	-	-	-	-	(56,066)	(56,066)

Balance at 31 May 2008	40,965,175	5,591,315	676,285	68,175	(4,446,180)	(2,284,959)	(395,364)

The accompanying notes are an integral part of these financial statements.

(F-4)

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

The accompanying notes are an integral part of these financial statements.

(F-5)

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

Dated:  November 24, 2009

Signed:  /s/  Stuart Lew

Mr. Stuart Lew

CEO and Director