Form 20-F
period 2009-05-31
POWERNOVA TECHNOLOGIES CORP
filed 2009-11-30
CIK 1281216

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[    ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended May 31, 2009

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

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ___    No  XXX   ___

PowerNova Technologies Corporation

FORM 20-F ANNUAL REPORT

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following information is derived from the financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles in Canada and the United States.   The selected financial data of the Company for Fiscal 2009, Fiscal 2008 and Fiscal 2007, ended May 31st, was derived from the financial statements of the Company which have been audited by James Stafford, Chartered Accountants, independent auditors. Fiscal 2006 and Fiscal 2005, ended May 31st, were also audited by James Stafford.

	Fiscal Year Ended May 31, 2009	Fiscal Year Ended May 31, 2008	Fiscal Year Ended May 31, 2007	Fiscal Year Ended May 31, 2006	Fiscal Year Ended May 31, 2005
Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss)	($59,365)	($56,066)	($41,053)	($210,848)	($221,534)
Income (Loss)/Share	($0.001)	($0.001)	($0.01)	($0.01)	($0.01)
Dividends /Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. # Shares	40,965,175	40,965,175	40,965,175	40,965,175	40,965,175
Period-end # Shares	40,965,175	40,965,175	40,965,175	40,965,175	40,965,175
Working Capital Deficiency	($408,594)	($396,095)	($945,879)	($929,143)	($719,964)
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$5,591,315	$5,591,315	$5,591,315	$5,591,315	$5,591,315
Shareholders’ Deficit	($403,023)	($395,364)	($944,913)	($927,860)	($718,253)
Total Assets	$1,446	$2,572	$1,535	$1,583	$4,627

Exchange Rates

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal years ended May 31st, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the preceding six months and the most recent interim periods.

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

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close
	$	$	$	$
Year Ended May 31, 2009	1.2157	1.2995	1.0957	1.0957
Year Ended May 31, 2008	1.0112	1.0754	0.9168	0.9938
Year Ended May 31, 2007	1.1313	1.1852	1.0701	1.0701
Year Ended May 31, 2006	1.1654	1.2578	1.0989	1.1027
Year Ended May 31, 2005	1.2539	1.3772	1.1775	1.2512

Three Months Ended August 31, 2009	1.1127	1.1650	1.0650	1.0967
Three Months Ended May 31, 2009	1.2157	1.2995	1.0957	1.0957
Three Months Ended February 28, 2009	1.2344	1.2971	1.1822	1.2710
Three Months Ended November 30, 2008	1.1507	1.2942	1.0338	1.2360
Three Months Ended August 31, 2008	1.0275	1.0677	1.0011	1.0631

October 2009	1.0557	1.0845	1.0292	1.0774
September 2009	1.0816	1.1060	1.0615	1.0719
August 2009	1.0872	1.1097	1.0650	1.0967
July 2009	1.1229	1.1650	1.0791	1.0791
June 2009	1.1264	1.1626	1.0828	1.1626
May 2009	1.1528	1.1868	1.0957	1.0957

The Exchange Rate as of November 20, 2009 was $1.0698

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons For The Offer And Use Of Proceeds

Not applicable.

D.

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

Control by Principal Stockholders, Officers and Directors Could Adversely Affect PowerNova’s Stockholders.

PowerNova’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control PowerNova’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of PowerNova, which in turn could materially adversely affect the market price of the Company’s stock. Senior management, directors and greater than 5% shareholders control 53.35% of the shares on a fully diluted basis.

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

As a "foreign private Company”, PowerNova is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act.

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

PowerNova Has No Positive Cash Flow and No Recent History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders.

PowerNova has no commercial production and the Company has no history of recent earnings or positive cash flow from operations. The cumulative loss to August 31, 2009, since the Company's inception of the development stage is ($2,334,235). The Company does not know if it will ever generate material revenue from operations or if it will ever achieve self-sustaining commercial operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

PowerNova is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources may be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its CEO, Mr. Stuart Lew; its Vice-President, Dr. Avtandil Koridze; and, its CFO, Mr. Chris Tay.  Key person life insurance is not in place on any of these individuals.

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

The recent armed conflict between Russia and Georgia raises additional risks to the Company in that even though relations have now been normalized between Russia and Georgia if armed conflict were to break out again between Russia and Georgia the progress of the research and development in one or both countries would be retarded or even halted completely until resolution of the conflict.

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

A.

History and Development of the Company

Introduction

a)

The Company’s executive office is located at:

#1010 – 207 West Hastings Street, Vancouver, B.C. CANADA V6B 1H7

Telephone: (604) 734-7488

Facsimile: (604) 734-7484

E-Mail: stuartlew@powernova.com

Website: www.powernova.com

b)

The contact person is Stuart Lew, Chief Executive Officer.

c)

The Company's fiscal year end is May 31st.

d)

The Company has an authorized share capital of 50,000,000 common shares without par value.  At May 31, 2009, the end of the Company's most recent fiscal year for which audited financial statements are available; there were 40,965,175 common shares issued and outstanding. As of November 30, 2009, there were 43,754,043 common shares issued and outstanding.

History and Development

a)

October 6, 1986, the Company was incorporated in British Columbia, under the name of Aqua 1 Beverage Company Inc. On October 23, 2001 the shareholders of Aqua 1 approved a special resolution to change the name of the Company to PowerNova Technologies Corporation. On September 11, 2003, the name of the Company was officially changed from Aqua 1 Beverage Company Inc. to PowerNova Technologies Corporation.

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

f)

March 8, 2001, Dr. Koridze and Mr. Oralbekov made an assignment of all their intellectual property rights in the Process to Hydrogen Production Technologies Corporation (“HPTC”), a newly incorporated British Virgins Island company beneficially owned by Dr. Koridze and Mr. Oralbekov. On this same date, an application was made, in the name of Dr. Koridze as inventor, to the United States Patent and Trademark Office for a patent on the Process. All fees, including patent processing fees and legal fees, were paid for by the Company for the patent application.

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

h)

On November 21, 2003 the Alberta Securities Commission issued a cease trade order against the Company for failure to file audited financial statements for the year ended May 31, 2003.  The cease trade order was revoked by the Alberta Securities Commission on May 25, 2009 after the Company filed its audited financial statements for the years ended May 31, 2004 through May 31, 2008.

i)

On October 26, 2004 the British Columbia Securities Commission issued a cease trade order against the Company for failure to file its audited financial statements for the year 3nded May 31, 2004.  The cease trade order was revoked by the British Columbia Securities Commission on May 22, 2009 after the Company filed its audited financial statements for the years ended May 31, 2004 through May 31, 2008.

j)

June 25, 2005, patent number 6,909,009 B2 was issued for the Process by the United States Patent and Trademark Office in the name of the inventor, Dr. Avtandil Koridze.

k)

October 21, 2005, Dr. Koridze, in consideration of the sum of One Dollar ($1.00) made a further assignment to the Company of all of his rights to United States patent number 6,909,009 B2.

l)

November 5, 2005 HPTC, in consideration of the sum of One Dollar ($1.00) assigned all of its rights to United States patent number 6,909,009 B2 to the Company.

m)

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

n)

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

Plan of Operations

a)

Research and Development Work

The Company’s goal is to complete its research and development work by March 31, 2010. This work involves the development of a new type of catalyst which may allow the rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes. Management believes that if this catalyst is discovered the resulting formulation may make available the catalyst required for the commercial production of hydrogen. The goal of the catalyst is create a chemical reaction to break the bond between hydrogen and carbon in hydrocarbons so that the by-products of the reaction may be used in commercial applications. Establishing a firm completion date for the research and development is currently unrealistic due to the nature of the work involved. The inventor of PowerNova’s Process is doing pioneering work in these chemical processes and thus cannot determine when he will finish.

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

Stuart Lew, Chief Executive Officer of the Company, did not receive any salary from the Company and agreed to waive payment for Fiscal years 2009, 2008, 2007, 2006 and 2005.  Stuart Lew has also advanced $151,412 in loans to the Company.  These loans are unsecured, non-interest bearing and have no specific terms of repayment.

Bakytzhan Oralbekov, the former President of the Company, did not receive any salary from the Company and agreed to waive payment for Fiscal years 2009, 2008, 2007, 2006 and 2005.

Dr. Avtandil Koridze Director, Chief Technology Officer, VP R&D, has not received any salary from the Company ana agreed to waive payment for Fiscal years 2009, 2008, 2007, 2006 and 2005.

As a result of the above waivers of salaries, the Company has been able to carry on business with very little expense to the Company over the past several years.

No expenses were incurred for laboratory work in Russia during the fiscal year ended May 31, 2009.

During the year ended May 31, 2009, shareholders and/or officers and directors made contributions to capital by agreeing to forgive a balance owed to them at May 31, 2009 of $23,947.

Under U.S. GAAP, the Company would have received a going concern opinion because there is substantial doubt as to the Company’s ability to continue as a going concern. The Company has no revenues. Management plans to finance the future research and development work by way of private placement financings to residents of Canada.

Source of Funds for Fiscal 2008/2009

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

            ________________________________________________________________

The amount of funds we required in fiscal 2009 was $40,000 and we estimate the amount of funds we require in fiscal 2010 to be approximately $50,000.

However, in due course, the Company intends to retain a market maker to make an application with FINRA to list our securities on the OTC:BB and/or to list on the CNSX in Canada.  If either of these applications are made in fiscal 2010, the Company would incur further additional expenses of approximately $115,000. The required funds will be raised through loans from Company principals and private placements or the need for these funds reduced by deferrals of salaries by company principals. Also, in due course, $1.5 million will be sought by the Company to move its lab and scientists to Canada. This $1.5 million would fund our Canadian laboratory for one fiscal year. No commitments have been received for these loans from Company principals or for private placements.

Anticipated Changes to Facilities/Employees

Management does not anticipate any changes to the current facilities and employees as the Company remains in the research and development stage.  All of the research and development continues to be done at the Russian Academy of Sciences and the State University of Tbilsi.

United States vs. Foreign Sales/Assets

The Company has generated no sales revenue in the United States and all of the Company’s assets were located in Canada and Russia.

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

C.

Organization Structure

The Company does not have any subsidiaries.

D.

Property, Plant and Equipment

The Company’s administrative and executive offices are located at 207 West Hastings, Suite 1010, Vancouver, B.C. Canada V6B 1H7.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended May 31, 2009, May 31, 2008, and May 31, 2007 should be read in conjunction with the financial statements of the Company and the notes thereto.

Results of Operations

Year Ended May 31, 2009 vs. Year Ended May 31, 2008

PowerNova reported a net loss of $59,365 for the fiscal year ended May 31, 2009 compared to a net loss of $56,066 for the fiscal year ended May 31, 2008.  General and administrative expenses for the fiscal year ended May 31, 2009 were $65,453 compared to $56,066 during the prior fiscal year, representing an increase of $9,387.  The increase was due to higher filing and transfer agent fees, investor relations, which were offset by a decrease in legal and accounting fees.  During fiscal 2008 our efforts were focused on bringing all of our public filings up-to-date in Canada, which resulted in increased filing and transfer agent fees.  The most significant changes occurred in the following expense categories:

a)

filing and transfer agent fees increased by $10,714;

b)

investor relations increased by $8,181; and

c)

legal and accounting fees decreased by $10,064.

During the fiscal year ended May 31, 2009 and the year ended May 31, 2009, the Company had no revenues.

During the year ended May 31, 2009, shareholders and/or officers and directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company as of May 31, 2009 of $23,947.

Year Ended May 31, 2008 vs. Year Ended May 31, 2007

PowerNova reported a net loss of $56,066 for the fiscal year ended May 31, 2008 compared to a net loss of $41,053 for the fiscal year ended May 31, 2007.  General and administrative expenses for the fiscal year ended May 31, 2008 were $56,066 compared to $48,809 during the prior fiscal year, an increase of $7,257.  The increase was due to higher legal and accounting fees. The most significant changes occurred in the following expense categories:

a)

filing and transfer agent fees decreased by $3,229; and

b)

legal and accounting fees increased by $10,959

During the fiscal year ended May 31, 2008 and the year ended May 31, 2007, the Company had no revenues.

During the year ended May 31, 2008, shareholders and/or officers and directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company as of May 31, 2007 of $581,615.

Year Ended May 31, 2007 vs. Year Ended May 31, 2006

PowerNova reported a net loss of $41,053 for the fiscal year ended May 31, 2007 compared to a net loss of $210,848 for the fiscal year ended May 31, 2006.  General and administrative expenses for the fiscal year ended May 31, 2007 were $48,809 compared to $213,827 during the prior fiscal year, a decrease of $165,018.  The decrease was primarily due to small cost reductions in several expense categories, including consulting fees, and no expenses were incurred for research and development as Dr. Kordize worked on the process in Moscow at no expense to the Company. The most significant changes occurred in the following expense categories:

a)

consulting fees decreased by $188,000;

b)

filing and transfer agent fees increased by $3,229;

c)

legal and accounting fees decreased by $4,005;

d)

management fees increased by $18,000; and

e)

rent increased by $6,000.

During the fiscal years ended May 31, 2007 and May 31, 2006, the Company had no revenues.

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

The Company has used share purchase warrants private placements to raise capital. Each share purchase warrant was comprised of one common share and one share purchase warrant.  As of November 30, 2009, there were 4,086,832 share purchase warrants outstanding, consisting of: (i) 167,335 warrants, with each warrant entitling the holder thereof to purchase one common share at a price of $1.00 per share, expiring on August 15, 2010; and (ii) 1,725,773 warrants, with each warrant entitling the holder thereof to purchase one common share at a price of $1.00 per share, expiring on October 9, 2010; and (iii) 2,190,724 warrants, with each warrant entitling the holder thereof to purchase one common share at a price of $0.18 per share, expiring on October 9, 2010.

Year Ended May 31, 2009

As at May 31, 2009 the Company has an accumulated deficit of ($6,790,504) and a working capital deficit of ($408,594).

No common shares were issued during the fiscal year ended May 31, 2009.

Cash provided by operating activities was $1,123, including the net loss for the period of ($59,365). The amounts include contributions to capital by related parties of $47,947 and the related increase in due to related parties of $12,310.  shareholders and/or officers and directors forgave a balance owed to them by the Company of $23,947.

Year Ended May 31, 2008

As at May 31, 2008 the Company has an accumulated deficit of ($6,731,139) and a working capital deficit of ($396,095).

No common shares were issued during the fiscal year ended May 31, 2008.

Cash provided by operating activities was $210, including the net loss for the period of ($56,066). The amounts include contributions to capital by related parties of $605,615 and the related decrease in due to related parties of ($559,122), as shareholders and/or officers and directors forgave a balance owed to them by the Company of $581,615.

Year Ended May 31, 2007

As at May 31, 2007 the Company has an accumulated deficit of ($6,675,073) and a working capital deficit of ($945,879).

Bank indebtedness was $1 at May 31, 2007.

No common shares were issued during Fiscal 2007 Ended May 31, 2007.

Recent Accounting Pronouncements

Goodwill and Other Intangible Assets

The Canadian Institute of Chartered Accountants (“CICA”) issued CICA Handbook Section 3064, “Goodwill and Other Intangible Assets” which the Company will adopt, effective 1 June 2009. The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure. Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  Management is currently assessing the impact of these new accounting standards on its financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, and provides the equivalent to IFRS 3, “Business Combinations” (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.

The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquire entity is owned at the acquisition date. The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.

Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011. Earlier adoption is permitted. This new Section will only have an impact on the consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

Consolidated Financial Statements and Non-Controlling Interests

In June 2007, the CICA issued changes to Section 1400, “General Standards of Financial Statement Presentation”. Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. Management shall make an assessment of an entity’s ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2008. Earlier adoption is encouraged. The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will not be a material impact on the Company’s financial statement disclosure.

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require noncontrolling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income, are allocated to the controlling and non-controlling interests based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011, and should be adopted concurrently with Section 1582. The Company is currently assessing the future impact of these new Sections on its financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

IFRS Implementation Plan

The Company has commenced the development of an IFRS implementation plan to prepare for the transition, and is currently in the process of analyzing the key areas where changes to current accounting policies may be required.  While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

•

Property and equipment (measurement and valuation);

•

Stock-based compensation;

•

Accounting for income taxes; and

•

First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of the Company’s IFRS implementation plan will also be addressed, including: the implication of changes to accounting policies and processes and financial statement note disclosure.  The table below summarizes the expected timing of activities related to the Company’s transition to IFRS:

Initial analysis of key areas for which changes to accounting policies may be required	In progress now
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives	Throughout 2009
Assessment of first-time adoption (IFRS 1) requirements and alternatives	Throughout 2009
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	By December 31, 2009
Resolution of the accounting policy change implications on the accounting processes	By December 31, 2009
Quantification of the financial statement impact of changes in accounting policies	Throughout 2010

Trend Information

The Company is unaware of any trends which would have a material effect on its operations or financial position.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The Company did not have any contractual obligations as at May 31, 2009.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of our directors and senior officers as at November 30, 2009, their municipalities of residence, their current positions with us and their principal occupations during the past five years.

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

John Patrick Nicol has been a director since August 2009.  Mr. Nicol was director and/or officer of a number of TSX Venture issuers including Abacus Mining & Exploration Corp. (from June 1999 through September 2009), Redstar Gold Corp. (June 2002 to September 2009), Niblace Mining (from April 2005 through October 2008), BMB Capital Corp. (from March 2008 through September 2009) and Skygold Ventures Ltd. (from June 2006 through September 2009).

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

B.

Executive Compensation

The following table details compensation paid/accrued for the years ended May 31, 2009, 2008 and 2007 for the senior management.

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary and fees	Bonus	Other Annual Comp.	Stock Award	Restricted Options/ SARs	LTIP Payouts	All Other Comp.
Stuart C. Lew, Co-Chairman and CEO	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bakytzhan Oralbekov, former President	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Avtandil Koridze, Director, Chief Technology Officer, VP R&D	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Phillip Webber, Former Director and Former CFO	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
William Kaska, former Director	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no incentive stock options were granted to senior management, directors and employees.  No SARs (stock appreciation rights) were granted during this period.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/SAR Values

No incentive stock options were exercised by the senior management during the most recently completed financial year.  As of the year ended May 31, 2009 there were no stock options held by the senior management.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2009 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Written Management/Consulting Agreements

There are no management or consulting agreements in place.

C.

Board Practices

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

D.

Employees

As of November 30, 2009, the Company had no employees,.

E.

Share Ownership

The following table sets forth, as of November 30, 2009, the directors and executive officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the directors and executive officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)

Common	Stuart Lew	1,090,974	2.43%
Common	Chris Tay	6,250	<1.0%
Common	Avtandil Koridze	10,000,000	22.26%
Common	Hans-Christian Behm	110,000	<1.0%
Common	John Patrick Nicol	Nil	N/A

Common	Total Directors/Officers 5% Shareholders	11,207,224	25.61%

(1)

Based on diluted issued and outstanding share capital of 43,754,073 shares as of November 30, 2009.

Stock Options

The Company currently has no stock option plan; however, a new stock option plan may be presented to shareholders at the next annual general meeting.

There are no stock options outstanding as November 30, 2009.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders.

The following table sets forth the shareholdings of those persons who own of record or are known to the Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of our issued and outstanding common shares as at the date of this annual report:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)

Common	Hector Frith	12,764,836	28.40%
Common	Avtandil Koridze	10,000,000	22.26%

(1)

Based on diluted issued and outstanding share capital of 44,933,073 shares as of November 30, 2009.

(2)

Included in Hector Frith’s shareholders are 1,179,000 share purchase warrants to purchase up to 1,179,000 common shares at a price of $1.00 per share on or before October 9, 2010.

Canadian Share Ownership.   On May 31, 2009, the shareholders' list for the Company's common shares showed 439 registered shareholders and 40,965,175 shares issued and outstanding. Of these shareholders, 94 were resident in Canada holding 15,394,031 shares; 338 were resident in the United States holding 8,387,394 shares; 2 were resident in Russia holding 16,875,000 shares; 4 were resident in Europe and Asia holding 308,750 shares.

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

Change of Control of Company Arrangements.

The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.

Related Party Transactions

Transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. The year end balances, as at May 31, 2009, referred to below are non-interest bearing, unsecured and receivable or payable on demand, and have arisen from the provision of services and expense reimbursements or advances described.

During the year ended May 31, 2009, the Company paid or accrued consulting fees of $Nil (2008 - $Nil; 2007 - Nil) to directors of the Company.

During the year ended May 31, 2009, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (2008 - $18,000; 2007 - $18,000) and rent in the amount of $6,000 (2008 - $6,000;  2007 - $6,000).  Shareholders and/or officers and directors also agreed to forgive balances owed to them by the Company in the amount of $23,947 (2008 - $581,614; 2007 - $Nil) relating to unpaid loans and/or management fees.

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

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

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

B.

Significant Changes

There have been no significant changes since the fiscal year ended May 31, 2009.

ITEM 9.

THE OFFER AND LISTING

A.

Common Share Trading Information

As of May 31, 2009, the authorized capital of the Company was 50,000,000 common shares without par value, and there were 40,965,175 common shares issued and outstanding.  As of November 30, 2009, there were 43,754,043 common shares issued and outstanding.

The Company's common shares previously traded TSX Venture Exchange until its shares were delisted on June 20, 2003.  As of November 30, 2009, the Company’s shares do not trade on any stock exchange.

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

Share Purchase Warrants

The following table lists the total number of share purchase warrants outstanding as of November 30, 2009

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

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company’s shares do not currently trade on any exchange.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

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

C.

Material Contracts

There are no material contracts other than those entered into through the normal course of business.

D.

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

E.

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

The Company’s auditors for its financial statements for the preceding year was James Stafford, Chartered Accountants, located at Suite 350 – 1111 Melville Street, Vancouver, British Columbia, Canada V6E 3V6. The audit reports for the related years are included with the related financial statements in this Annual Report.

H.

Document on Display

We have filed with the Securities and Exchange Commission this Annual Report on Form 20-F, including exhibits, under the Securities and Exchange Act with respect to our common shares.

Our registration statement may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549, at prescribed rates.  Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

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

Management has concluded, based on their evaluation, that as of May 31, 2009, a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in many cases.  This weakness has the potential to result in material misstatements in our financial statements, and should also be considered a weakness in our disclosure controls and procedures.  As a result of limited staffing due to the size of our business certain staff members carry out multiple responsibilities independently.  This weakness is due to our lack of working capital to hire additional staff during the period covered by this report.

Because of the material weakness described, management believes that, as of May 31, 2009, our company’s internal control over financial report was not effective as of the date of evaluation.

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

AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its independent auditors, James Stafford, Chartered Accountants, for the years ended May 31, 2009, 2008 and 2007.

	Fiscal Year Ended May 31, 2009	Fiscal Year Ended May 31, 2008	Fiscal Year Ended May 31, 2007

Audit Fees	$12,882	$11,562	$ 9,603
Audit Related Fees	-	-	-
Tax Fees	-	-	-
All Other Fees	$ 726	$ 4,564	-
TOTAL	$13,608	$ 16,126	$ 9,603

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

Audited Financial Statements

Auditor’s Report dated September 21, 2009.

Balance Sheets as at May 31, 2009 and 2008.

Statements of Operations and Deficit for the Years Ended May 31, 2009, 2008 and 2007.

Statements of Cash Flows for the Years Ended May 31, 2009, 2008 and 2007.

Notes to the Financial Statements

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

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

31.1

Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act Of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2

Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1

Certification of the Chief Executive Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2

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

D.

PowerNova Technologies Corporation

(A Development Stage Company)

Financial Statements

(Expressed in Canadian dollars)

31 May 2009

JAMES STAFFORD

James Stafford

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

* Incorporated professional, James Stafford, Inc.

Independent Auditors’ Report

To the Shareholders of

PowerNova Technologies Corporation

(A Development Stage Company)

We have audited the balance sheets of PowerNova Technologies Corporation (the “Company”) as at 31 May 2009 and 2008, and the related statements of operations and deficit, cash flows and changes in shareholders’ deficiency for the years ended 31 May 2009, 2008 and 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 May 2009 and 2008, and the results of its operations, cash flows and changes in shareholders’ deficiency for the years ended 31 May 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

         /s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

21 September 2009

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the shareholders dated 21 September 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

          /s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

21 September 2009

PowerNova Technologies Corporation

(A Development Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

As at 31 May

	2009	2008
	$	$
Assets

Current
Cash and cash equivalents	91	209
Amounts receivable	784	1,632

	875	1,841

Equipment (Note 4)	571	731

	1,446	2,572

Liabilities

Current
Accounts payable and accrued liabilities (Notes 5 and 10)	207,977	208,754
Due to related parties (Note 6)	201,492	189,182

	409,469	397,936
Shareholders’ deficiency
Capital stock (Note 8)
Authorized
50,000,000 of common shares without par value
Issued and outstanding
31 May 2009 – 40,965,175 common shares
31 May 2008 – 40,965,175 common shares	5,591,315	5,591,315
Contributed surplus (Note 8)	677,562	629,615
Warrants (Note 8)	66,934	68,175
Share subscriptions received in advance (Note 8)	46,670	46,670
Deficit, accumulated prior to the development stage	(4,446,180)	(4,446,180)
Deficit, accumulated during the development stage	(2,344,324)	(2,284,959)

	(408,023)	(395,364)

	1,446	2,572

Nature and Continuance of Operations (Note 1), Commitments (Note 11), Subsequent Events (Note 14), and

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 13)

On behalf of the Board:

/s/ Stuart Lew

Director

/s/ Chris Tay

Director

Stuart Lew

Chris Tay

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

	From the date of inception on 6 October 1986 to 31 May 2009 (Unaudited)	For the year ended 31 May 2009	For the year ended 31 May 2008	For the year ended 31 May 2007
	$	$	$	$

Expenses
General and administrative (Schedule 1)	2,349,295	65,453	56,066	48,809

Net loss before other items	(2,349,295)	(65,453)	(56,066)	(48,809)

Other items
Foreign exchange loss	(536)	(47)	-	-
Write-off of accounts payable (Notes 5 and 10)	165,220	6,135	-	7,756
Write-off of accounts receivable	(149,624)	-	-	-

Net loss for the year	(2,334,235)	(59,365)	(56,066)	(41,053)

Deficit, accumulated during the development stage, beginning of period	-	(2,284,959)	(2,228,893)	(2,187,840)

Deficit, accumulated during the development stage, end of period	(2,334,235)	(2,344,324)	(2,284,959)	(2,228,893)

Basic and diluted loss per share		(0.001)	(0.001)	(0.001)

Weighted average number of common shares outstanding		40,965,175	40,965,175	40,965,175

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

From the date of inception on 6 October 1986 to 31 May 2009 (Unaudited)		For the year ended 31 May 2009	For the year ended 31 May 2008	For the year ended 31 May 2007
	$	$	$	$
Cash flows from (used in) operating activities
Net loss for the period	(6,780,415)	(59,365)	(56,066)	(41,053)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	38,666	160	235	317
Contributions to capital by related parties (Notes 7, 8 and 10)	677,562	47,947	605,615	24,000
Research and development	216,230	-	-	-
Write-off of accounts receivable	149,624	-	-	-
Write-off of accounts payable (Notes 5 and 10)	(165,220)	(6,135)	-	(7,756)
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(150,408)	848	(1,063)	(569)
Increase (decrease) in accounts payable	363,108	5,358	10,611	10,700
Increase (decrease) in due to related parties (Note 6)	201,492	12,310	(559,122)	14,060

	(5,449,361)	1,123	210	(301)

Cash flows used in investing activities
Increase in advances	(216,230)	-	-	-
Purchase of equipment	(39,237)	-	-	-

	(255,467)	-	-	-

Cash flows (used in) financing activities
Share subscriptions received in advance for cash	46,670	-	-	-
Issuance of common shares for cash	5,591,315	-	-	-
Share purchase warrants granted (refunded) (Note 8)	66,934	(1,241)	-	-

	5,704,919	(1,241)	-	-

Increase (decrease) in cash and cash equivalents	91	(118)	210	(301)

Cash and cash equivalents, beginning of period	-	209	(1)	300

Cash and cash equivalents, end of period	91	91	209	(1)

Supplemental Disclosures with Respect to Cash Flows (Note 10)

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Changes in Shareholders’ Deficiency

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus and share subscriptions received in advance	Share purchase warrants	Deficit accumulated prior to the development stage	Deficit accumulated during the development stage	Total shareholders’ deficiency
		$	$	$	$	$	$

Balance at 31 May 2001	18,061,777	4,713,624		477,000	(4,446,180)	(663,821)	80,623
Cancellation of common shares	(417,500)	-	-	-	-	-	-
Share purchase warrants granted	-	-	-	113,600	-	-	113,600
Stock options exercised ($0.10 per share)	249,000	24,900	-	-	-	-	24,900
Share purchase warrants exercised ($0.10 per share)	1,000,000	100,000	-	-	-	-	100,000
Share purchase warrants exercised ($0.18 per share)	346,125	62,302	-	-	-	-	62,302
Net loss for the year	-	-	-	-	-	(358,654)	(358,654)

Balance at 31 May 2002	19,239,402	4,900,826	-	590,600	(4,446,180)	(1,022,475)	22,771
Share purchase warrants granted	-	-	-	59,829	-	-	59,829
Share purchase warrants granted	-	-	-	38,680	-	-	38,680
Net loss for the year	-	-	-	-	-	(263,588)	(263,588)

Balance at 31 May 2003	19,239,402	4,900,826	-	689,109	(4,446,180)	(1,286,063)	(142,308)
Share purchase warrants granted	-	-	-	10,980	-	-	10,980
Share subscription received in advance (Note 8)	-	-	45,360	-	-	-	45,360
Shares issued for intellectual property (Note 11)	20,000,000	-	-	-	-	-	-
Share purchase warrants exercised ($0.40 per share)	1,725,773	690,489	-	(690,489)	-	-	-
Net loss for the year	-	-	-	-	-	(469,395)	(469,395)

Balance at 31 May 2004	40,965,175	5,591,315	45,360	9,600	(4,446,180)	(1,755,458)	(555,363)
Share purchase warrants granted	-	-	-	57,334	-	-	57,334
Share subscription received in advance (Note 8)	-	-	1,310	-	-	-	1,310
Net loss for the year	-	-	-	-	-	(221,534)	(221,534)

Balance at 31 May 2005	40,965,175	5,591,315	46,670	66,934	(4,446,180)	(1,976,992)	(718,253)
Share purchase warrants granted (Note 8)	-	-	-	1,241	-	-	1,241
Net loss for the year	-	-	-	-	-	(210,848)	(210,848)

Balance at 31 May 2006	40,965,175	5,591,315	46,670	68,175	(4,446,180)	(2,187,840)	(927,860)
Contributed services by related party (Notes 7, 8 and 10)	-	-	24,000	-	-	-	24,000
Net loss for the year	-	-	-	-	-	(41,053)	(41,053)

Balance at 31 May 2007	40,965,175	5,591,315	70,670	68,175	(4,446,180)	(2,228,893)	(944,913)
Contributed services by related party (Notes 7, 8 and 10)	-	-	605,615	-	-	-	605,615
Net loss for the year	-	-	-	-	-	(56,066)	(56,066)

Balance at 31 May 2008	40,965,175	5,591,315	676,285	68,175	(4,446,180)	(2,284,959)	(395,364)
Share purchase warrants refunded (Note 8)	-	-	-	(1,241)	-	-	(1,241)
Contributed services by related party (Notes 7, 8 and 10)	-	-	47,947	-	-	-	47,947
Net loss for the year	-	-	-	-	-	(59,365)	(59,365)

Balance at 31 May 2009	40,965,175	5,591,315	724,232	66,934	(4,446,180)	(2,344,324)	(408,023)

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in Canadian Dollars)

	From the date of inception on 6 October 1986 to 31 May 2009 (Unaudited)	For the year ended 31 May 2009	For the year ended 31 May 2008	For the year ended 31 May 2007
	$	$	$	$

Advertising and promotion	10,766	-	-	-
Amortization	38,666	160	235	317
Bank charges and interest	4,592	205	133	216
Consulting fees	21,514	-	-	-
Consulting fees (Note 7)	1,212,210	-	-	-
Filing and transfer agent fees	78,398	10,714	-	3,229
Investor relations	8,181	8,181	-	-
Legal and accounting fees	327,217	21,320	31,384	20,425
Management fees (Notes 7, 8 and 10)	54,000	18,000	18,000	18,000
Office and administration	39,104	369	-	-
Rent (Notes 7, 8 and 10)	112,087	6,000	6,000	6,000
Research and development	216,230	-	-	-
Salaries and benefits	195,747	-	-	-
Telephone	29,833	504	314	622
Travel and automobile	10,839	-	-	-

	2,359,384	65,453	56,066	48,809

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

1.

Nature and Continuance of Operations

PowerNova Technologies Corporation (the “Company”) was incorporated on 6 October 1986 in British Columbia, Canada.  The Company’s shares were listed on the TSX Venture Exchange and the Company was suspended from trading on 20 June 2003.  In May 2009, the cease trade order on the Company’s shares was lifted.

The Company is in the development stage and commenced its current development stage during the year ended 31 May 2000.  The Company is in the business of acquiring and developing hydrogen production technology.

The Company’s financial statements as at 31 May 2009 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $59,365 for the year ended 31 May 2009 (31 May 2008 – $56,066, 31 May 2007 – $41,053) and has working capital deficiency of $408,594 at 31 May 2009 (31 May 2008 – $396,095).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during the fiscal year ended 31 May 2010.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 13.  Outlined below are those policies considered particularly significant.

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

31 May 2009

Equipment

Equipment are recorded at cost and are amortized using the declining balance method at the following annual rate, with half the rate being applied in the year of acquisition:

Computer equipment	30%	declining balance
Equipment	20%	declining balance

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 31 May 2009, the Company’s net future income tax assets are fully offset by a valuation allowance.

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

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from these estimates.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

Financial Instrument Standards

Effective 1 June 2006, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”).

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

31 May 2009

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

Recent Accounting Pronouncements

Goodwill and Other Intangible Assets

The CICA issued CICA Handbook Section 3064, “Goodwill and Other Intangible Assets” which the Company will adopt, effective 1 June 2009.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on its financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, and provides the equivalent to IFRS 3, “Business Combinations” (January 2008).  The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquire entity is owned at the acquisition date.  The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.

Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011.  Earlier adoption is permitted.  This new Section will only have an impact on the consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

Consolidated Financial Statements and Non-Controlling Interests

In June 2007, the CICA issued changes to Section 1400, “General Standards of Financial Statement Presentation”.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2008.  Earlier adoption is encouraged.  The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will not be a material impact on the Company’s financial statement disclosure.

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”.  These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008).  Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income, are allocated to the controlling and non-controlling interests based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011, and should be adopted concurrently with Section 1582.  The Company is currently assessing the future impact of these new Sections on its financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 April 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Comparative figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

3.

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

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

4.

Equipment

		Accumulated	Net book value
	Cost	amortization	2009	2008
	$	$	$	$

Computer equipment	5,366	(5,151)	215	294
Equipment	2,548	(2,192)	356	437

	7,914	(7,343)	571	731

During the year ended 31 May 2009, total additions to equipment were $Nil (31 May 2008 - $Nil).

5.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

During the year ended 31 May 2009, the Company wrote off accounts payable balances in the amount of $6,135 (31 May 2008 - $Nil, 31 May 2007 - $7,756) related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company. Management does not consider that these amounts are payable although there is no assurance that a formal claim will not be made against the Company for some or all of these balances in the future (Note 10).

6.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

As at 31 May 2009, the amounts due to related parties include $201,492 (31 May 2008 - $189,182) due to shareholders, officers and/or directors of the Company.

During the year ended 31 May 2009, shareholders, officers and/or directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2009 of $23,947 (31 May 2008 - $581,615) (Notes 7, 8 and 10).

7.

Related Parties Transactions

During the year ended 31 May 2009, the Company paid or accrued consulting fees of $Nil  (31 May 2008 - $Nil, 31 May 2007 - $Nil) to the directors and officers of the Company.

During the year ended 31 May 2009, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2008 - $18,000, 31 May 2007 - $18,000) and rent in the amount of $6,000 (31 May 2008 - $6,000, 31 May 2007 - $6,000) (Notes 8 and 10).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

During the year ended 31 May 2009, shareholders and/or director-officers of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2009 of $23,947 (31 May 2008 - $581,615, 31 May 2007 - $Nil) (Notes 6, 8 and 10).

8.

Capital Stock

Authorized

The total authorized capital is 50,000,000 common shares without par value.

Issued and outstanding

The total issued and outstanding capital stock is 40,965,175 common shares without par value.

Share subscriptions received in advance

As at 31 May 2009 and 2008, the Company had received $46,670 related to the exercise of 259,276 share purchase warrants for which the Company had not issued the corresponding 259,276 common shares at 31 May 2009 (Note 11).

Stock options

There are no stock options issued and outstanding as at 31 May 2009.

Share purchase warrants

The following share purchase warrants were outstanding at 31 May 2009:

	Exercise price	Number of warrants	Expiry Date
	$

Warrants	1.00	167,335	15 August 2010
Warrants	1.00	1,725,773	9 October 2010
Warrants	0.18	2,190,724	9 October 2010

		4,083,832

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

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

The 167,335 share purchase warrants expiring on 15 August 2010 can be converted into one common share of the Company and one share purchase warrant which entitles the holder to acquire an additional common share of the Company at a price of $1.00 per common share.  During the year ended 31 May 2007, the Company amended the expiry date of these share purchase warrants outstanding to 15 August 2010 from 15 August 2007.

The 1,725,773 and 2,190,724 share purchase warrants outstanding at 31 May 2009 excludes share purchase warrants which were exercised prior to 31 May 2009 but the corresponding common shares were not issued by the Company at 31 May 2008.  The funds received by the Company related to the exercise of these 259,276 share purchase warrants have been recorded as share subscriptions received in advance (Note 11).

A summary of outstanding share purchase warrants is as follows:

	Number of share purchase warrants	Weighted average exercise price
$

Outstanding and exercisable at 31 May 2006	4,086,832	0.56

Granted	-	-
Exercised	-	-
Cancelled	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2007	4,086,832	0.56

Granted	-	-
Exercised	-	-
Cancelled	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2008	4,086,832	0.56

Granted	-	-
Exercised	-	-
Cancelled	(3,000)	(1.00)
Expired	-	-

Outstanding and exercisable at 31 May 2009	4,083,832	0.56

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

During the year ended 31 May 2009, the Company cancelled a total of 3,000 share purchase warrants with exercise price of $1.00 and return cash proceeds of $1,241 related to the share purchase warrants issued during the year ended 31 May 2006.

During the year ended 31 May 2009, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2008 - $18,000, 31 May 2007 - $18,000) and rent in the amount of $6,000 (31 May 2008 - $6,000, 31 May 2007 - $6,000) (Notes 7 and 10).

During the year ended 31 May 2009, shareholders and/or director-officers of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2008 of $23,947 (31 May 2008 - $581,615) (Notes 6, 7 and 10).

9.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 30.58% (31 May 2008 – 31.50%, 31 May 2007 – 32.49%).

	For the year ended 31 May 2009	For the year ended 31 May 2008	For the year ended 31 May 2007
	$	$	$

Net loss before income taxes	(59,365)	(56,066)	(41,053)

Income tax recovery at statutory rates	18,154	17,661	13,338
Adjustments to benefits resulting from:
Amortization	(49)	(74)	(103)
Contributed services by related parties	(7,339)	(190,768)	(7,798)
(Unrecognized) benefits of non-capital losses	10,766	173,181	(5,437)

Future income tax recovery	-	-	-

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	For the year ended 31 May 2009	For the year ended 31 May 2008	For the year ended 31 May 2007
	$	$	$

Future tax assets:
Non-capital loss carryforwards	342,970	345,376	534,493
Plant, property and equipment	1,128	760	1,070

	344,097	346,136	535,563

Less: valuation allowance	(344,097)	(346,136)	(535,563)

Actual income taxes	-	-	-

As at 31 May 2009, the Company had available for deduction against future taxable income, non-capital losses of approximately $1,121,549.  The potential income tax benefit of these losses has been offset by a full valuation allowance.  The losses expire as follows:

Year	Amount
$

2008	-
2009	138,480
2010	256,309
2014	249,879
2015	220,954
2016	212,540
2017	18,271
2018	-
2019	25,116

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

10.

Supplemental Disclosures with Respect to Cash Flows

	From the date of inception on 6 October 1986 to 31 May 2009 (Unaudited)	For the year ended 31 May 2009	For the year ended 31 May 2008	For the year ended 31 May 2007
	$	$	$	$

Cash paid during the year for interest	-	-	-	-
Cash paid during the year for income taxes	-	-	-	-

During the year ended 31 May 2009, the Company wrote off accounts payable balances in the amount of $6,135 (31 May 2008 - $Nil, 31 May 2007 - $7,756) related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company.  Management does not consider that these amounts are payable although there is no assurance that a formal claim will not be made against the Company for some or all of these balances in the future (Note 5).

During the year ended 31 May 2009, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2008 - $18,000, 31 May 2007 - $18,000) and rent in the amount of $6,000 (31 May 2008 - $6,000, 31 May 2007 - $6,000) (Notes 7 and 8).

During the year ended 31 May 2009, shareholders, director and/or officers of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2009 of $23,947 (31 May 2008 - $581,615) (Notes 6, 7 and 8).

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

The Company is committed to issuing 259,276 common shares of the Company related to share subscriptions received in advance of $46,670 (Note 8).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

12.

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

i.

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses).  SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net loss and comprehensive loss for each of the years ended 31 May 2009, 2008 and 2007.

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

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

iv.

Recent pronouncements

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162”. SFAS No. 162 had intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with USGAAP for nongovernmental entities. Prior to the issuance of SFAS No. 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. SAS No. 69 has been criticized because it is directed to the auditor rather than the entity. SFAS No. 162 addressed these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity, not its auditor, which is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”.  In determining the useful life of intangible assets, FSP FAS 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements.  FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives.  FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after 15 December 2008.  Management has not determined the effect that adopting this statement would have on the Company’s financial position, cash flows or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations”.  SFAS No. 141(R) will change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the entity’s first annual reporting period beginning on or after 15 December 2008. Accordingly, any business combinations completed by the Company prior to 1 June 2009 will be recorded and disclosed following existing GAAP. The Company does not expect there to be any significant impact of adopting SFAS 141 on its financial position, cash flows or results of operations.

International Financial Reporting Standards

In November 2008, the Securities and Exchange Commission (“SEC”) issued for comment a proposed roadmap regarding potential use of financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board.  Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013.  The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

14.

Subsequent Events

The following events occurred subsequent to 31 May 2009:

1.

On 23 June 2009, the Company issued 2,758,868 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $55,057.

2.

On 25 June 2009, the Company issued 30,000 common shares of the Company valued at $12,000 ($0.40 per share).

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWERNOVA TECHNOLOGIES CORPORATION

By:  /s/  Stuart Lew

Stuart Lew

CEO and Director

DATED:

November 30, 2009