Form 20-F/A
period 2008-05-31
POWERNOVA TECHNOLOGIES CORP
filed 2010-02-01
CIK 1281216

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #3

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

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes XXX   No ___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was

2

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

Table No. 1

Directors

__________________________________________________________________________________________

Name	Age	Date First Elected/Appointed
Dr. Avtandil Koridze (4)	69	February 2001
Stuart Lew (2)	50	October 1986
Chris Tay (1) (3)	46	November 2008
Hans-Christian Behm (1) (5)	68	November 2008
John Patrick Nicol (1) (6)	39	August 2009

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

Table No. 2

Senior Management

______________________________________________________________________________

Name	Age	Date First Elected/Appointed
Stuart Lew, CEO & Co-Chairman	50	October 1986
Dr. Avtandil Koridze, Vice President	69	February 2001
Chris Tay, Chief Financial Officer	46	November 2008

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 7

Directors and Senior Management

October 28, 2009

Name and Position	Age	Date of First Election or Appointment
Avtandil Koridze, Director and Vice President	69	February 2001
Stuart C. Lew, CEO/Director/Co-Chairman	50	October 1986
Chris Tay, CFO/Director (1) (2)	46	November 2008
Hans-Christian Behm, Director (1)	68	November 2008
John Patrick Nicol, Director (1)	39	August 2009

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

Chris Tay was appointed Chief Financial Officer and a Director in November 2008. Mr. Tay is a Certified General Accountant (“CGA”) since 1993. Since 2000, he has been a principal of CMNR Holdings Ltd. in Vancouver, British Columbia. He also served as CFO of Watersave Logic Corporation, a public company traded on the TSX Venture Exchange, from August 2005 to August 2006. From December 1999 to April 2001, he was associate director and controller of the Legal Services Society of British Columbia.

Hans Christian Behm has been a director since 2008. He has been President of Gulf Timber Frame Ltd. since 1994; President of Land’s End Holdings Ltd. since 2003; President of Canadian PowerPlus Corporation since 2008; and President of PowerPlus Pilot 1 Inc. since 2009.

John Patrick Nicol has been a director since August 2009.  Mr. Nicol was director and/or officer of a number of TSX Venture issuers including Abacus Mining & Exploration Corp. (since June 1999), Redstar Gold Corp. (since June 2002), Niblack Mining (from April 2005 through October 2008), BMB Capital Corp. (since March 2008) and Skygold Ventures Ltd. (since June 2006).

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

Table No. 11

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

______________________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Stuart Lew	1,090,974	2.43%
Common	Chris Tay	5,000	<1%
Common	Avtandil Koridze	10,000,000	22.26%
Common	Hans-Christian Behm	110,000	<1.0%
Common	John Patrick Nicol	Nil	N/A
Common	Hector Frith	12,764,836	28.40

Common	Total Directors/Officers 5% Shareholders	23,970,810	54.79%

______________________________________________________________________________________

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

 --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

As at the end of the period covered by this Form 20-F, our management, with the participation of our Chief Executive officer and our Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the report that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time frames specified in the Securities and Exchange Commission’s rules and forms.

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

Management, including the CEO and CFO, directly supervises the preparation of all of the financial reports prepared by us and are directly involved in our financial record keeping and reporting.  All accounting records and financial reports prepared by us are reviewed for accuracy by the CEO and CFO.

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

Management assessed the effectiveness of our internal control over financial reporting as of May 31, 2008.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management has concluded, based on their evaluation, that as of May 31, 2008, a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in many cases.  This weakness has the potential to result in material misstatements in our financial statements, and should also be considered a weakness in our disclosure controls and procedures.  As a result of limited staffing due to the size of our business certain staff members carry out multiple responsibilities independently.  This weakness is due to our lack of working capital to hire additional staff during the period covered by this report.

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

Dated:  January 29, 2010

Signed:  /s/  Stuart Lew

Mr. Stuart Lew

CEO and Director