Form 20-F
period 2010-05-31
POWERNOVA TECHNOLOGIES CORP
filed 2010-11-30
CIK 1281216

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[    ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended May 31, 2010

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:              .None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.           44,754,043

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No   ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☒   No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☐                           Accelerated filer   ☐                                    Non-accelerated filer   ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No  ☒

PowerNova Technologies Corporation

FORM 20-F ANNUAL REPORT

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

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following information is derived from the financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles in Canada.   The selected financial data of the Company for the years ended May 31, 2010, May 31, 2009, May 31, 2008, May 31, 2007 and May 31, 2006, was derived from the financial statements of the Company which have been audited by James Stafford, Chartered Accountants, independent auditors.

	Fiscal Year Ended May 31, 2010	Fiscal Year Ended May 31, 2009	Fiscal Year Ended May 31, 2008	Fiscal Year Ended May 31, 2007	Fiscal Year Ended May 31, 2006
Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss)	($60,689)	($59,365)	($56,066)	($41,053)	($210,848)
Income (Loss)/Share	($0.001)	($0.001)	($0.001)	($0.01)	($0.01)
Dividends /Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. # Shares	44,031,375	40,965,175	40,965,175	40,965,175	40,965,175
Period-end # Shares	44,754,043	40,965,175	40,965,175	40,965,175	40,965,175
Working Capital Deficiency	($375,160)	($408,594)	($396,095)	($945,879)	($929,143)
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$5,719,090	$5,591,315	$5,591,315	$5,591,315	$5,591,315
Shareholders’ Deficit	($374,712)	($408,023)	($395,364)	($944,913)	($927,860)
Total Assets	$3,945	$1,446	$2,572	$1,535	$1,583

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

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close
	$	$	$	$
Year Ended May 31, 2010	1.0634	1.1649	0.9960	1.0497
Year Ended May 31, 2009	1.2157	1.2995	1.0957	1.0957
Year Ended May 31, 2008	1.0112	1.0754	0.9168	0.9938
Year Ended May 31, 2007	1.1313	1.1852	1.0701	1.0701
Year Ended May 31, 2006	1.1654	1.2578	1.0989	1.1027

Three Months Ended August 31, 2010	1.0400	1.1640	1.0154	1.0640
Three Months Ended May 31, 2010	1.0223	1.0776	0.9960	1.0520
Three Months Ended February 28, 2010	1.0517	1.0736	1.0260	1.0713
Three Months Ended November 30, 2009	1.0654	1.1028	1.0289	1.0570
Three Months Ended August 31, 2009	1.1127	1.1649	1.0650	1.0967

October 2010	1.0150	1.0321	1.0028	1.0199
September 2010	1.0330	1.0520	1.0219	1.0293
August 2010	1.0403	1.0640	1.0154	1.0640
July 2010	1.0422	1.0647	1.0281	1.0293
June 2010	1.0376	1.0606	1.0197	1.0606
May 2010	1.0403	1.0776	1.0134	1.0497

The Exchange Rate as of November 19, 2010 was $1.0206

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

PowerNova has no commercial production and the Company has no history of recent earnings or positive cash flow from operations. The cumulative loss to August 31, 2010, since the Company's inception of the development stage is ($2,413,628). The Company does not know if it will ever generate material revenue from operations or if it will ever achieve self-sustaining commercial operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

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

d)

The Company has an authorized share capital of an unlimited number of common shares without par value.  At May 31, 2010, the end of the Company's most recent fiscal year for which audited financial statements are available; there were 44,754,043 common shares issued and outstanding. As of November 29, 2010, there were 48,314,780 common shares issued and outstanding.

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

n)

We recently submitted our application for listing and trading of our securities on the Canadian National Stock Exchange (the “CNSX”).  On September 15, 2010, we were notified by the CNSX that we were conditionally approved for listing on the CNSX.  Our listing is subject to the completion of a private placement of securities to raise sufficient funds to meet a minimum working capital requirement of $100,000.  We are proposing to complete a non-brokered private placement on terms to yet be determined.

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

Plan of Operations

a)

Research and Development Work

The Company’s goal is to continue its research and development work. This work involves the development of a new type of catalyst which may allow the rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes. Management believes that if this catalyst is discovered the resulting formulation may make available the catalyst required for the commercial production of hydrogen. The goal of the catalyst is create a chemical reaction to break the bond between hydrogen and carbon in hydrocarbons so that the by-products of the reaction may be used in commercial applications. Establishing a firm completion date for the research and development is currently unrealistic due to the nature of the work involved. The inventor of PowerNova’s Process is doing pioneering work in these chemical processes and thus cannot determine when he will finish.

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

Stuart Lew, Chief Executive Officer of the Company, did not receive any salary from the Company and agreed to waive payment for Fiscal years 2010, 2009, 2008, 2007 and 2006.  Stuart Lew has also advanced $151,412 in loans to the Company.  These loans are unsecured, non-interest bearing and have no specific terms of repayment.

Bakytzhan Oralbekov, the former President of the Company, did not receive any salary from the Company and agreed to waive payment for Fiscal years 2010, 2009, 2008, 2007 and 2006.

Dr. Avtandil Koridze Director, Chief Technology Officer, VP R&D, has not received any salary from the Company and agreed to waive payment for Fiscal years 2010, 2009, 2008, 2007 and, 2006.

No expenses were incurred for laboratory work in Russia during the fiscal year ended May 31, 2010.

Under U.S. GAAP, the Company would have received a going concern opinion because there is substantial doubt as to the Company’s ability to continue as a going concern. The Company has no revenues. Management plans to finance the future research and development work by way of private placement financings to residents of Canada.

Source of Funds for Fiscal 2010/2011

The Company currently has no current source of revenue from operations. Any additional funding may come from either the issuance of share capital or loans to the Company by management. The Company cannot provide any assurances that it will be successful in raising funds to continue its operations in the future.

The amount of funds we required in fiscal 2010 was $100,000 and we estimate the amount of funds we require in fiscal 2011 to be approximately $100,000.

The Company intends to retain a market maker to make an application with FINRA to list our securities on the OTC:BB  We recently submitted an application for listing and trading of its securities on the Canadian National Stock Exchange (“CNSX”).  On September 15, 2010, we were notified by the CNSX that we were conditionally approved for listing on the CNSX.  Listing is subject to completion of a private placement of securities to raise sufficient funds to meet a minimum working capital requirement of $100,000.  We are proposing to complete a non-brokered private placement on terms to yet be determined.

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

Property, Plant and Equipment

The Company’s administrative and executive offices are located at 207 West Hastings, Suite 1010, Vancouver, B.C. Canada V6B 1H7.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended May 31, 2010, May 31, 2009, and May 31, 2008 should be read in conjunction with the financial statements of the Company and the notes thereto.

Results of Operations

Year Ended May 31, 2010 vs. Year Ended May 31, 2009

PowerNova reported a net loss of $60,689 for the fiscal year ended May 31, 2010 compared to a net loss of $59,365 for the fiscal year ended May 31, 2009.  General and administrative expenses for the fiscal year ended May 31, 2010 were $108,685 compared to $65,453 during the prior fiscal year, representing an increase of $43,232.    The net loss was comprised of management fees of $18,000 (2009: $18,000), legal and accounting fees of $34,556 (2009: $21,320), rent of $6,000 (2009: $6,000), filing and transfer agent fees of $36,787 (2009:  $10,714) and investor relations of $11,371 (2009: $8,181).  The filing and transfer agent fees increased significantly during fiscal 2010 as a result of holding the annual meeting in August 2009 and increased activity with respect to seeking a listing on the CNSX, which also caused an increase in the legal and accounting fees.

During the year ended 31 May 2010, the Company reviewed and evaluated the accounts payable balances for the purposes of determining the fair value of such financial liabilities.  The Company determined that a write down of $47,996 of the carrying value to a balance of $Nil was necessary to reflect the estimated fair value of this liability.  This write down was recorded as a recovery of expenses and a decrease in accounts payable.

Revenues for the year ended May 31, 2010 were $Nil compared with $Nil for the year ended May 31, 2009. Revenue from the sale and licensing of our hydrogen production technology is not expected until the research and development program has been completed successfully.

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

Liquidity and Capital Resources

At May 31, 2010, we had cash of $Nil compared with $91 at May 31, 2009.  As of May 31, 2010, the Company had a working capital deficit of $375,160, compared to a working capital deficit of $408,594 as at May 31, 2009.

The current cash and cash equivalents are not sufficient to meet the Company’s cash requirements for the next twelve months or to continue with research and development of the Process.  The Company will require additional financing to fund the administrative expenses and to carry on with research and development.  The Company has historically satisfied its capital needs primarily by issuing equity securities or by loans from related parties.

The Company has no funding commitments or arrangements for additional financing at this time and there is no assurance that it will be able to obtain any additional financing on terms acceptable to it, if at all.  Any additional funds raised will be used for general and administrative expenses and to carry on with research and development.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

Year Ended May 31, 2010

As at May 31, 2010 the Company had an accumulated deficit of ($6,851,193) and a working capital deficit of ($375,160).

3,788,868 common shares were issued during the fiscal year ended May 31, 2010.

Cash provided by operating activities was ($103), including the net loss for the period of ($60,689). The amounts include contributions to capital by related parties of $181,012 and the related decrease in due to related parties of ($20,480).

Year Ended May 31, 2009

As at May 31, 2009 the Company had an accumulated deficit of ($6,790,504) and a working capital deficit of ($408,594).

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

Year Ended May 31, 2008

As at May 31, 2008 the Company had an accumulated deficit of ($6,731,139) and a working capital deficit of ($396,095).

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

Changes in Accounting Policies

Section 3064 – Goodwill and Intangible Assets

Effective 1 June 2009, we adopted the Canadian Institute of Chartered Accountants (“CICA”) new Handbook Section 3064, “Goodwill and Intangible Assets”.  This Section replaced Section 3062, “Goodwill and Intangible Assets” and Section 3450, “Research and Development Costs”, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  On adoption of this new Standard, Emerging Issues Committee (“EIC”) 27,

“Revenues and Expenditures during the Pre-operating Period” was withdrawn, and so various pre-production and start-up costs are required to be expensed as incurred.  No material adjustments were required upon adoption of this new Standard.

EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC 173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is applicable for the Company’s interim and annual financial statements for its fiscal year ending 31 May 2010, with retroactive application. The adoption of EIC 173 did not result in a material impact on the Company’s financial statements.

Section 3862 – Financial Instruments - Disclosures

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ended after 30 September 2009. The three levels of fair value hierarchy under Section 3862 are:

o Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

o Level 2 - Inputs other than quoted prices that are observable, either directly or indirectly; and

o Level 3 - Inputs for assets or liabilities that are not based on observable market data.

Recent Accounting Pronouncements

Section 1582 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests

In January 2009, the CICA issued new accounting standards, Handbook Section 1582, “Business Combinations”, Handbook Section 1602, “Non-Controlling Interests”, and Handbook Section 1601, “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011, with earlier application permitted.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards. Section 1602 should be applied retrospectively except for certain items.  The Company has not adopted these new standards but will continue to evaluate the attributes and effect of early adoption of these standards if a business combination were to occur.

Section 3855 – Financial Instruments - Recognition and Measurement

On 29 April 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s financial statements.

International Financial Reporting Standards (“IFRS”) Convergence

In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises is to be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after 1 January 2011.  Companies are required to provide IFRS comparative information for the previous fiscal year.  Accordingly, the conversion from GAAP to IFRS is to be applicable to the Company’s reporting for the first quarter of its 2012 year end for which the current and comparative information will be prepared under IFRS.  The Company is required to apply all of those IFRS standards which are effective for fiscal year ending 31 May 2011 and apply them to its opening 1 June 2010 balance sheet.

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

Accounting for income taxes; and

•

First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of the Company’s IFRS implementation plan will also be addressed, including: the implication of changes to accounting policies and processes and financial statement note disclosure.  The table below summarizes the expected timing of activities related to the Company’s transition to IFRS:

Initial analysis of key areas for which changes to accounting policies may be required	Completed
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives	Throughout 2010
Assessment of first-time adoption (IFRS 1) requirements and alternatives	Throughout 2010
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	By December 31, 2010
Resolution of the accounting policy change implications on the accounting processes	By December 31, 2010
Quantification of the financial statement impact of changes in accounting policies	Throughout 2010

Trend Information

The Company is unaware of any trends which would have a material effect on its operations or financial position.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The Company did not have any contractual obligations as at May 31, 2009.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of our directors and senior officers as at November 29, 2010, their municipalities of residence, their current positions with us and their principal occupations during the past five years.

Name and Position	Age	Date of First Election or Appointment
Avtandil Koridze, Director and Vice President	70	February 2001
Stuart C. Lew, CEO/Director/Co-Chairman	51	October 1986
Chris Tay, CFO/Director (1) (2)	46	November 2008
Hans-Christian Behm, Director (1)	69	November 2008
Michael Holloran (1)	63	November 2010

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

Michael Holloran  has been a director since November 24, 2010.  Mr. Holloran is President and Chief Executive Officer of Intelligent Living Corp., an OTC.BB listed company that specializes in designing, supplying, installing, upgrading and serving home automation solutions, energy use monitoring and conservation systems.  Mr. Holloran has senior management experience spanning 36 years, including 22 years with the Beak International Group and long-term involvement spearheading strategic corporate expansion into key international markets, primarily within Southeast Asia. He has served as a technical advisor to the Asian Development Bank, the governments of Indonesia, Malaysia and the Philippines. He has held outside Directorships, Advisory Board and committee memberships at several prominent North American institutions. He has a Masters degree in Chemical and Environmental Engineering from McMaster University, a Bachelor of Science (Honors) degree in Applied Mathematics and Chemistry from the University of Waterloo and a Management Studies diploma from Sheridan College.

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

B.

Executive Compensation

The following table details compensation paid/accrued for the years ended May 31, 2010, 2009 and 2008 for the senior management.

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary and fees	Bonus	Other Annual Comp.	Stock Award	Restricted Options/ SARs	LTIP Payouts	All Other Comp.
Stuart C. Lew, Co-Chairman and CEO	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Chris Tay, CFO	2010 2009 2008	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A
Avtandil Koridze, Director, Chief Technology Officer, VP R&D	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/SAR Values

No incentive stock options were exercised by the senior management during the most recently completed financial year.  As of the year ended May 31, 2010 there were no stock options held by the senior management.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2010 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

D.

Employees

As of November 29, 2010, the Company had no employees.

E.

Share Ownership

The following table sets forth, as of November 29, 2010, the directors and executive officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the directors and executive officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Common	Hector Frith	15,839,073	32.78%
Common	Stuart Lew	2,190,974	4.53%
Common	Chris Tay	155,000	<1.0%
Common	Avtandil Koridze	10,000,000	20.70%
Common	Hans-Christian Behm	1,110,000	2.30%
Common	Michael Holloran	Nil	N/A

Common	Total Directors/Officers 5% Shareholders	29,295,047	60.63%

(1)

Based on diluted issued and outstanding share capital of 48,314,780 shares as of November 29, 2010.

Stock Options

The Company currently has no stock option plan; however, a new stock option plan may be presented to shareholders at the next annual general meeting.

There are no stock options outstanding as November 29, 2010.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders.

The following table sets forth the shareholdings of those persons who own of record or are known to the Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of our issued and outstanding common shares as at the date of this annual report:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)

Common	Hector Frith(1)	15,839,073	32.78%
Common	Avtandil Koridze (1)	10,000,000	20.70%

(1)

Based on diluted issued and outstanding share capital of 48,314,780 shares as of November 29, 2010.

Canadian Share Ownership.   On May 31, 2010, the shareholders' list for the Company's common shares showed 471 registered shareholders and 44,753,613 shares issued and outstanding. Of these shareholders, 111 were resident in Canada holding 39,822,149 shares; 354 were resident in the United States holding 4,622,714 shares;  4 were resident in Europe, Russia and Asia holding 308,750 shares.

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

B.

Related Party Transactions

During the year ended May 31, 2010, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (2009 - $18,000; 2008 - $18,000) and rent in the amount of $6,000 (2009 - $6,000; 2008 - $6,000).  Shareholders and/or officers and directors also agreed to forgive balances owed to them by the Company in the amount of $Nil (2008 - $23,947; 2008 - $581,615) relating to unpaid loans and/or management fees.

In June 2009, a total of 2,500,000 common shares were issued at a price of $0.02 per share to settle a debt in the amount of $50,000 owed to Hector Frith, a significant shareholder.

In June 2009, a total of 258,868 common shares were issued at a price of $0.18 per share to Hector Frith, a significant shareholder, pursuant to share subscriptions received totalling $46,596.

In December 2009, a total of 1,000,000 common shares were issued at a price of $0.02 per share to settle a debt in the amount of $20,000 owing to Hans Behm.  Both Mr. Frith and Mr. Behm have been funding the Company’s expenses from their personal funds in order to allow assist management in bringing the Company back in good standing and attain trading status.

As at May 31, 2010, the amounts due to related parties include $181,012 (2009 - $201,492; 2008 - $189,182) due to shareholders and/or officers-directors.  Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

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

B.

Significant Changes

There have been no significant changes since the fiscal year ended May 31, 2010.

ITEM 9.

THE OFFER AND LISTING

A.

Common Share Trading Information

As of May 31, 2010, the authorized capital of the Company was 50,000,000 common shares without par value, and there were 44,754,043common shares issued and outstanding.  Effective November 26, 2010, the authorized share capital of the Company was increased to an unlimited number of common shares.  As of December 1, 2010, there were 48,314,780 common shares issued and outstanding.

The Company's common shares previously traded TSX Venture Exchange until its shares were delisted on June 20, 2003.  As of December 1, 2010, the Company’s shares do not trade on any stock exchange.

Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of the Company’s transfer agent, Equity Financial Trust Company, located in Vancouver, B.C. Canada. (1620-1185 West Georgia  Street, Vancouver, British Columbia V6E 4E6).

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

Share Purchase Warrants

As of May 31, 2010, there were a total of 4,083,832 share purchase warrants outstanding, with exercise prices ranging between $0.18 per share and $1.00 per share.  As of November 29, 2010 all of the outstanding share purchase warrants have now expired.

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

Management has concluded, based on their evaluation, that as of May 31, 2010, a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in many cases.  This weakness has the potential to result in material misstatements in our financial statements, and should also be considered a weakness in our disclosure controls and procedures.  As a result of limited staffing due to the size of our business certain staff members carry out multiple responsibilities independently.  This weakness is due to our lack of working capital to hire additional staff during the period covered by this report.

Because of the material weakness described, management believes that, as of May 31, 2010, our company’s internal control over financial report was not effective as of the date of evaluation.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its independent auditors, James Stafford, Chartered Accountants, for the years ended May 31, 2010, 2009 and 2008.

	Fiscal Year Ended May 31, 2010	Fiscal Year Ended May 31, 2009	Fiscal Year Ended May 31, 2008

Audit Fees	$12,882	12,882	$11,562
Audit Related Fees	-	-	-
Tax Fees	-	-	-
All Other Fees	-	$ 726	$ 4,564
TOTAL	$12,882	$13,608	$ 16,126

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

Audited Financial Statements

Auditor’s Report dated September 17, 2010

Balance Sheets as at May 31, 2010 and 2009

Statements of Operations and Deficit for the Years Ended May 31, 2010, 2009 and 2008

Statements of Cash Flows for the Years Ended May 31, 2010, 2009 and 2008

Statements of Changes in Shareholders’ Deficiency

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

1

PowerNova Technologies Corporation

(A Development Stage Company)

Financial Statements

(Expressed in Canadian dollars)

31 May 2010

JAMES STAFFORD

Independent Auditors’ Report

To the Shareholders of

PowerNova Technologies Corporation

(A Development Stage Company)

We have audited the balance sheets of PowerNova Technologies Corporation (the “Company”) as at 31 May 2010 and 2009, and the related statements of operations and deficit, cash flows and changes in shareholders’ deficiency for each of the years in the three-year period ended 31 May 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 May 2010 and 2009, and the results of its operations, cash flows and changes in shareholders’ deficiency for each of the years in the three-year period ended 31 May 2010 in accordance with Canadian generally accepted accounting principles.

         /s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

17 September 2010, except for Note 15, as to which the date is 1 October 2010

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the shareholders dated 17 September 2010, except for Note 15, as to which the date is 1 October 2010, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

          /s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

17 September 2010, except for Note 15, as to which the date is 1 October 2010

PowerNova Technologies Corporation

(A Development Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

As at 31 May

	2010	2009
	$	$
Assets

Current
Cash and cash equivalents	-	91
Goods and Services Tax receivable	3,419	784
Prepaid expenses	78	-

	3,497	875

Equipment (Note 5)	448	571

	3,945	1,446

Liabilities

Current
Bank indebtedness	12	-
Accounts payable and accrued liabilities (Note 6)	197,633	207,977
Due to related parties (Note 7)	181,012	201,492

	378,657	409,469
Shareholders’ deficiency
Share capital (Note 9)
Authorized
50,000,000 of common shares without par value
Issued and outstanding
31 May 2010 – 44,754,043 common shares
31 May 2009 – 40,965,175 common shares	5,719,090	5,591,315
Contributed surplus (Note 9)	701,562	677,562
Warrants (Note 9)	55,755	66,934
Share subscriptions received in advance (Note 9)	74	46,670
Deficit, accumulated prior to the development stage	(4,446,180)	(4,446,180)
Deficit, accumulated during the development stage	(2,405,013)	(2,344,324)

	(374,712)	(408,023)

	3,945	1,446

Nature and Continuance of Operations (Note 1), Commitments (Note 12) and Subsequent Events (Note 15)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 14)

On behalf of the Board:

/s/ Stuart Lew

/s/ Chris Tay

Stuart Lew, Director

Chris Tay, Director

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2010 (Unaudited)	For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$	$

Expenses
General and administrative (Schedule 1)	2,468,069	108,685	65,453	56,066

Net loss before other items	(2,468,069)	(108,685)	(65,453)	(56,066)

Other items
Foreign exchange loss	(536)	-	(47)	-
Write-off of accounts payable (Notes 6 and 11)	213,216	47,996	6,135	-
Write-off of accounts receivable	(149,624)	-	-	-

Net loss for the period	(2,405,013)	(60,689)	(59,365)	(56,066)

Deficit, accumulated during the development stage, beginning of period	-	(2,344,324)	(2,284,959)	(2,228,893)

Deficit, accumulated during the development stage, end of period	(2,405,013)	(2,405,013)	(2,344,324)	(2,284,959)

Basic and diluted loss per share		(0.001)	(0.001)	(0.001)

Weighted average number of common shares outstanding		44,031,375	40,965,175	40,965,175

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2010 (Unaudited)		For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$	$
Cash flows from (used in) operating activities
Net loss for the period	(6,841,104)	(60,689)	(59,365)	(56,066)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	38,789	123	160	235
Contributions to capital by related parties (Notes 8 and 9)	701,562	24,000	47,947	605,615
Research and development	216,230	-	-	-
Write-off of accounts receivable	149,624	-	-	-
Write-off of accounts payable (Note 6)	(213,216)	(47,996)	(6,135)	-
Changes in operating assets and liabilities
Increase in prepaid expense	(78)	(78)	-	-
(Increase) decrease in amounts receivable	(153,043)	(2,635)	848	(1,063)
Increase in accounts payable	400,760	37,652	5,358	10,611
Increase (decrease) in due to related parties (Note 7)	251,012	49,520	12,310	(559,122)

	(5,449,464)	(103)	1,123	210

Cash flows used in investing activities
Increase in advances	(216,230)	-	-	-
Purchase of property, plant and equipment	(39,237)	-	-	-

	(255,467)	-	-	-

Cash flows from (used in) financing activities
Share subscriptions received in advance (Note 9)	74	-	-	-
Issuance of common shares (Note 9)	5,637,911	-	-	-
Share purchase warrants granted (refunded) (Note 9)	66,934	-	(1,241)	-

	5,704,919	-	(1,241)	-

Increase (decrease) in cash and cash equivalents	(12)	(103)	(118)	210

Cash and cash equivalents, beginning of period	-	91	209	(1)

Cash and cash equivalents, end of period	(12)	(12)	91	209

Supplemental Disclosures with Respect to Cash Flows (Note 11)

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Changes in Shareholders’ Deficiency

(Expressed in Canadian Dollars)

Number of shares issued		Share capital	Contributed surplus and share subscriptions received in advance	Share purchase warrants	Deficit accumulated prior to the development stage	Deficit accumulated during the development stage	Total shareholders’ deficiency
		$	$	$	$	$	$

Balance at 31 May 2001 (Unaudited)	18,061,777	4,713,624		477,000	(4,446,180)	(663,821)	80,623
Cancellation of common shares	(417,500)	-	-	-	-	-	-
Share purchase warrants granted	-	-	-	113,600	-	-	113,600
Stock options exercised ($0.10 per share)	249,000	24,900	-	-	-	-	24,900
Share purchase warrants exercised ($0.10 per share)	1,000,000	100,000	-	-	-	-	100,000
Share purchase warrants exercised ($0.18 per share)	346,125	62,302	-	-	-	-	62,302
Net loss for the year	-	-	-	-	-	(358,654)	(358,654)

Balance at 31 May 2002 (Unaudited)	19,239,402	4,900,826	-	590,600	(4,446,180)	(1,022,475)	22,771
Share purchase warrants granted	-	-	-	59,829	-	-	59,829
Share purchase warrants granted	-	-	-	38,680	-	-	38,680
Net loss for the year	-	-	-	-	-	(263,588)	(263,588)

Balance at 31 May 2003 (Unaudited)	19,239,402	4,900,826	-	689,109	(4,446,180)	(1,286,063)	(142,308)
Share purchase warrants granted	-	-	-	10,980	-	-	10,980
Share subscription received in advance (Note 9)	-	-	45,360	-	-	-	45,360
Shares issued for intellectual property (Note 12)	20,000,000	-	-	-	-	-	-
Share purchase warrants exercised ($0.40 per share)	1,725,773	690,489	-	(690,489)	-	-	-
Net loss for the year	-	-	-	-	-	(469,395)	(469,395)

Balance at 31 May 2004 (Unaudited)	40,965,175	5,591,315	45,360	9,600	(4,446,180)	(1,755,458)	(555,363)
Share purchase warrants granted	-	-	-	57,334	-	-	57,334
Share subscription received in advance (Note 9)	-	-	1,310	-	-	-	1,310
Net loss for the year	-	-	-	-	-	(221,534)	(221,534)

Balance at 31 May 2005 (Unaudited)	40,965,175	5,591,315	46,670	66,934	(4,446,180)	(1,976,992)	(718,253)
Share purchase warrants granted (Note 9)	-	-	-	1,241	-	-	1,241
Net loss for the year	-	-	-	-	-	(210,848)	(210,848)

Balance at 31 May 2006 (Unaudited)	40,965,175	5,591,315	46,670	68,175	(4,446,180)	(2,187,840)	(927,860)
Contributed services by related party	-	-	24,000	-	-	-	24,000
Net loss for the year	-	-	-	-	-	(41,053)	(41,053)

Balance at 31 May 2007 (Unaudited)	40,965,175	5,591,315	70,670	68,175	(4,446,180)	(2,228,893)	(944,913)
Contributed services by related party (Notes 8, 9 and 11)	-	-	605,615	-	-	-	605,615
Net loss for the year	-	-	-	-	-	(56,066)	(56,066)

Balance at 31 May 2008	40,965,175	5,591,315	676,285	68,175	(4,446,180)	(2,284,959)	(395,364)
Share purchase warrants refunded (Note 9)	-	-	-	(1,241)	-	-	(1,241)
Contributed services by related party (Notes 8, 9 and 11)	-	-	47,947	-	-	-	47,947
Net loss for the year	-	-	-	-	-	(59,365)	(59,365)

Balance at 31 May 2009	40,965,175	5,591,315	724,232	66,934	(4,446,180)	(2,344,324)	(408,023)
Shares issued for repayment of debt (Notes 8, 9 and 11)	3,500,000	70,000	-	-	-	-	70,000
Share subscription issued (Notes 8, 9 and 11)	258,868	46,596	(46,596)	-	-	-	-
Share purchase warrants exercised (Note 9)	30,000	11,179	-	(11,179)	-	-	-
Contributed services by related party (Notes 8, 9 and 11)	-	-	24,000	-	-	-	24,000
Net loss for the year	-	-	-	-	-	(60,689)	(60,689)

Balance at 31 May 2010	44,754,043	5,719,090	701,636	55,755	(4,446,180)	(2,405,013)	(374,712)

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in Canadian Dollars)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2010 (Unaudited)	For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$	$

Advertising and promotion	10,766	-	-	-
Amortization	38,789	123	160	235
Bank charges and interest	5,003	411	205	133
Consulting fees (Note 8)	1,233,724	-	-	-
Filing and transfer agent fees	115,185	36,787	10,714	-
Investor relations	19,552	11,371	8,181	-
Legal and accounting fees	361,773	34,556	21,320	31,384
Management fees (Notes 8, 9 and 11)	72,000	18,000	18,000	18,000
Office and administration	40,086	982	369	-
Rent (Notes 8, 9 and 11)	118,087	6,000	6,000	6,000
Research and development	216,230	-	-	-
Salaries and benefits	195,747	-	-	-
Telephone	30,288	455	504	314
Travel and automobile	10,839	-	-	-

	2,468,069	108,685	65,453	56,066

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

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

The Company’s financial statements as at 31 May 2010 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $60,689 for the year ended 31 May 2010 (31 May 2009 – $59,365, 31 May 2008 – $56,066) and has working capital deficiency of $375,160 at 31 May 2010 (31 May 2009 – $408,594).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during the fiscal year ended 31 May 2011.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Changes in Accounting Policies

Section 3064 – Goodwill and Intangible Assets

Effective 1 June 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) new Handbook Section 3064, “Goodwill and Intangible Assets”.  This Section replaced Section 3062, “Goodwill and Intangible Assets” and Section 3450, “Research and Development Costs”, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  On adoption of this new Standard, Emerging Issues Committee (“EIC”) 27, “Revenues and Expenditures during the Pre-operating Period” was withdrawn, and so various pre-production and start-up costs are required to be expensed as incurred.  No material adjustments were required upon the adoption of this new Standard.

EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC 173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is applicable for the Company’s interim and annual financial statements for its fiscal year ending 31 May 2010, with retroactive application. The adoption of EIC 173 did not result in a material impact on the Company’s financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

Section 3862 – Financial Instruments - Disclosures

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ended after 30 September 2009. The three levels of fair value hierarchy under Section 3862 are:

o Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

o Level 2 - Inputs other than quoted prices that are observable, either directly or indirectly; and

o Level 3 - Inputs for assets or liabilities that are not based on observable market data.

The disclosures required as a result of adopting the new section are presented in Note 4.

Recent Accounting Pronouncements

Section 1582 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests

In January 2009, the CICA issued new accounting standards, Handbook Section 1582, “Business Combinations”, Handbook Section 1602, “Non-Controlling Interests”, and Handbook Section 1601, “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”. The new standards replace the existing guidance on business combinations and consolidated financial statements. The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards. Section 1602 should be applied retrospectively except for certain items. The Company has not adopted these new standards but continues to evaluate the attributes and effect of early adoption of these standards if a business combination were to occur.

Section 3855 – Financial Instruments - Recognition and Measurement

On 29 April 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s financial statements.

International Financial Reporting Standards (“IFRS”) Convergence

In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises is to be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after 1 January 2011.  Companies are required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from GAAP to IFRS is to be applicable to the Company’s reporting for the first quarter of its 2012 year end for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for fiscal year ending 31 May 2011 and apply them to its opening 1 June 2010 balance sheet.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

3.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 14.  Outlined below are those policies considered particularly significant.

Basis of presentation

The financial statements of the Company have been prepared in accordance with Canadian GAAP applicable to development stage enterprises, and are expressed in Canadian dollars.  The Company’s fiscal year end is 31 May.

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

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 31 May 2010, the Company’s net future income tax assets are fully offset by a valuation allowance.

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

31 May 2010

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

Financial assets and financial liabilities

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

Available-for-sale securities

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale investments are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

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

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

4.

Financial Instruments

Fair Values

As at 31 May 2010, the Company’s carrying values of Goods and Services Tax receivable, bank indebtedness, accounts payable and due to related parties approximate their fair values due to their short term maturity.

The following is a summary of the accounting model the Company elected to apply to each of its significant categories of financial instruments:

Bank indebtedness

Held-for-trading

Accounts payable

Other liabilities

Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are netted against the fair value of the financial instrument on initial recognition, with the exception of transaction costs related to financial instruments that are classified as held-for-trading.  Transaction costs related to held-for-trading financial instruments are expensed as incurred.

The CICA Handbook Section 3862, “Financial Instruments – Disclosures” requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of financial instruments carried on the balance sheet at fair value.  The three levels are defined as follows:

Level 1:

inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:

inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:

inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Bank indebtedness would be Level 1 fair value.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

5.

Equipment

	Cost	Accumulated amortization	31 May 2010 Net book value
	$	$	$

Computer equipment	5,366	(5,208)	158
Equipment	2,548	(2,258)	290

	7,914	(7,466)	448

	Cost	Accumulated amortization	31 May 2009 Net book value
	$	$	$

Computer equipment	5,366	(5,151)	215
Equipment	2,548	(2,192)	356

	7,914	(7,343)	571

6.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

During the year ended 31 May 2010, the Company reviewed and evaluated its accounts payable balances for the purposes of determining the fair value of such financial liabilities.  The Company determined that a write down of $47,996 (31 May 2009 – $6,135, 31 May 2008 - $Nil) of the carrying value was necessary to reflect the estimated fair value of this liability of the Company.  This write down has been recorded as a recovery of expenses and a decrease in accounts payable.

The Company is continuing to review and evaluate its accounts payable balances related to this vendor for events and circumstances which indicate that the carrying amount may not represent the fair value of the liability.  While the Company’s management considers the carrying value of the accounts payable to reflect the fair value of the amount payable, there is no assurance that the related vendors may not make a formal claim against the Company for a portion or all of the amount in the future (Note 11).

7.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

As at 31 May 2010, the amounts due to related parties include $181,012 (31 May 2009 – $201,492) due to shareholders, officers and/or directors of the Company.

During the year ended 31 May 2010, shareholders, officers and/or directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2010 of $Nil (31 May 2009 – $23,947, 31 May 2008 – $581,615) (Notes 8, 9 and 11).

On 23 June 2009, the Company issued 2,500,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $50,000 (Notes 8, 9 and 11).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

On 23 June 2009, the Company issued 258,868 common shares of the Company valued at $0.18 per share to related to $46,596 share subscriptions received in advance (Notes 8 and 9).

On 17 December 2009, the Company issued 1,000,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $20,000 (Notes 8, 9, 11 and 15).

8.

Related Parties Transactions

During the year ended 31 May 2010, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2009 – $18,000, 31 May 2008 – $18,000) and rent in the amount of $6,000 (31 May 2009 – $6,000, 31 May 2008 – $6,000) (Notes 9 and 11).

During the year ended 31 May 2010, shareholders, officers and/or directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2010 of $Nil (31 May 2009 – $23,947, 31 May 2008 – $581,615) (Notes 7, 9 and 11).

On 23 June 2009, the Company issued 2,500,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $50,000.  These common shares were issued to an existing shareholder of the Company (Notes 7, 9 and 11).

On 23 June 2009, the Company issued 258,868 common shares of the Company valued at $0.18 per share to related to $46,596 share subscriptions received in advance.  These common shares were issued to an existing shareholder of the Company (Notes 7 and 9).

On 17 December 2009, the Company issued 1,000,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $20,000. These common shares were issued to a director of the Company (Notes 7, 9, 11 and 15).

9.

Capital Stock

Authorized

The total authorized capital is 50,000,000 common shares without par value.

Issued and outstanding

The total issued and outstanding capital stock is 44,754,043 common shares without par value.

On 23 June 2009, the Company issued 2,500,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $50,000 (Notes 7, 8 and 11).

On 23 June 2009, the Company issued 258,868 common shares of the Company valued at $0.18 per share to related to $46,596 share subscriptions received in advance (Notes 7 and 8).

On 25 June 2009, the Company, the Company issued 30,000 common shares valued at $11,179 related to the exercise of 30,000 special warrants granted during the year ended 31 May 2005.

On 17 December 2009, the Company issued 1,000,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $20,000 (Notes 7, 8, 11 and 15).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

Share subscriptions received in advance

As at 31 May 2010, the Company had received $74 (31 May 2009 - $46,670) related to the exercise of 408 (31 May 2009 – 259,276) share purchase warrants for which the Company had not issued the corresponding 408 (31 May 2009 – 259,276) common shares at 31 May 2010 (Note 12).

Stock options

There are no stock options issued and outstanding as at 31 May 2010 (31 May 2009 – Nil).

Share purchase warrants

The following share purchase warrants were outstanding at 31 May 2010.  Certain of these share purchase warrants expired subsequent to the year ended 31 May 2010 (Note 15).

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

The 167,335 share purchase warrants expiring on 15 August 2010 can be converted into one common share of the Company and one share purchase warrant which entitles the holder to acquire an additional common share of the Company at a price of $1.00 per common share.  During the year ended 31 May 2007, the Company amended the expiry date of these share purchase warrants outstanding to 15 August 2010 from 15 August 2007 (Note 15).

The 1,725,773 and 2,190,724 share purchase warrants outstanding at 31 May 2010 exclude the share purchase warrants which were exercised prior to 31 May 2010, but the corresponding common shares were not issued by the Company at 31 May 2010.  The Company received $46,670 upon the exercise of 259,276 share purchase warrants during prior years.  During the year ended 2010, the Company issued 258,868 corresponding common shares valued at $0.18 per share for $46,596 related to these exercised share purchase warrants.  The remaining $74 received related to the remaining 408 share purchased warrants have been recorded as share subscription received in advance as at 31 May 2010.

A summary of warrant activities during the years ended 31 May 2009 and 2010 is as follows:

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

	Number of share purchase warrants	Weighted average exercise price
		$

Outstanding and exercisable at 31 May 2008	4,086,832	0.56

Granted	-	-
Exercised	-	-
Cancelled	(3,000)	(1.00)
Expired	-	-

Outstanding and exercisable at 31 May 2009	4,083,832	0.56

Granted	-	-
Exercised	-	-
Cancelled	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2010	4,083,832	0.56

During the year ended 31 May 2009, the Company cancelled a total of 3,000 share purchase warrants with an exercise price of $1.00 and returned cash proceeds of $1,241 related to the share purchase warrants issued during the year ended 31 May 2006.

During the year ended 31 May 2010, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2009 – $18,000, 31 May 2008 – $18,000) and rent in the amount of $6,000 (31 May 2009 – $6,000, 31 May 2008 – $6,000) (Notes 8 and 11).

During the year ended 31 May 2010, shareholders, officers and/or directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2010 of $Nil (31 May 2009 – $23,947, 31 May 2008 – $581,615) (Notes 7, 8 and 11).

10.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 28.50% (31 May 2009 – 30.58%, 31 May 2008 – 31.50%).

	For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$

Net loss before income taxes	(60,689)	(49,276)	(56,066)

Income tax recovery at statutory rates	17,296	15,069	17,661
Adjustments to benefits resulting from:
Amortization	(35)	(49)	(74)
Contributed services by related parties	(6,840)	(7,339)	(190,768)
Unrecognized benefits of non-capital losses	10,421	7,681	173,181

Future income tax recovery	-	-	-

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$

Future tax assets:
Non-capital loss carryforwards	183,170	342,970	345,376
Equipment	931	1,128	760

	184,101	344,098	346,136

Less: valuation allowance	(184,101)	(344,098)	(346,136)

Actual income taxes	-	-	-

As at 31 May 2010, the Company had available for deduction against future taxable income, non-capital losses of approximately $749,468.  The potential income tax benefit of these losses has been offset by a full valuation allowance.  The losses expire as follows:

Year	Amount
$

2014	249,879
2015	220,954
2026	212,540
2027	18,271
2028	-
2029	11,258
2030	36,566

11.

Supplemental Disclosures with Respect to Cash Flows

	From the date of inception on 6 October 1986 to 31 May 2010 (Unaudited)	For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$	$

Cash paid during the year for interest	-	-	-	-
Cash paid during the year for income taxes	-	-	-	-

During the year ended 31 May 2010, the Company reviewed and evaluated its accounts payable balances for the purposes of determining the fair value of such financial liabilities.  The Company determined that a write down of $47,996 (31 May 2009 – $6,135, 31 May 2008 - $Nil) of the carrying value to a balance of $Nil was necessary to reflect the estimated fair value of this liability of the Company.  This write down has been recorded as a recovery of expenses and a decrease in accounts payable.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

The Company is continuing to review and evaluate its accounts payable balances related to this vendor for events and circumstances which indicate that the carrying amount may not represent the fair value of the liability.  While the Company’s management considers the carrying value of the accounts payable to reflect the fair value of the amount payable, there is no assurance that the related vendors may not make a formal claim against the Company for a portion or all of the amount in the future (Note 6).

During the year ended 31 May 2010, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2009 – $18,000, 31 May 2008 – $18,000) and rent in the amount of $6,000 (31 May 2009 – $6,000, 31 May 2008 – $6,000) (Notes 8 and 9).

During the year ended 31 May 2010, shareholders, officers and/or directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2010 of $Nil (31 May 2009 – $23,947, 31 May 2008 – $581,615) (Notes 7, 8 and 9).

On 23 June 2009, the Company issued 2,500,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $50,000 (Notes 7, 8 and 9).

On 17 December 2009, the Company issued 1,000,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $20,000 (Notes 7, 8, 9 and 12).

12.

Commitments

Pursuant to an agreement effective June 2003 and the amending agreements to March 2005, the Company acquired the patents pending and exclusive rights to the title of the Alkane and Alkane Group Dehydrogenation with Organometallic Catalysts from two individuals who became directors of the Company.  As consideration, the Company issued 20,000,000 common shares and reserved for issuance to these two directors an aggregate of 9,000,000 common shares upon the Company achieving revenues of US$10,000,000 as direct result of the commercialization of the technology rights.

The Company is committed to issuing 408 common shares of the Company related to share subscriptions received in advance of $74 (Note 9).

13.

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

14.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP.  Except as set out below, these financial statements also comply, in all material respects, with United States GAAP.

i.

Comprehensive income

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

ASC 220, “Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses).  ASC 220 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net loss and comprehensive loss for each of the years ended 31 May 2010, 2009 and 2008.

ii.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted ASC 360-10-35-15, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.  Application of ASC 360-10-35-15 would not have a material effect on these financial statements.

iii.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.  The difference between Canadian GAAP and United States GAAP would not have a material effect on these financial statements.

iv.

Changes in Accounting Policies

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principle – a replacement of FASB Statement No. 162”.  The Codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector setter into a single source of authoritative accounting principles arranged by topic.  The Codification supersedes all existing U.S. accounting standards; all other accounting literature not included in the Codification (other than SEC guidance for publicly-traded companies) is considered non-authoritative.  The Codification was effective on a prospective basis for interim and annual reporting periods ending after 15 September 2009.  The adoption of the Codification changed the Company’s references to GAAP accounting standards but did not impact the Company’s results of operations, financial position or liquidity.

In May 2009, the FASB issued new guidance for accounting for subsequent events.  The new guidance, which is now part of ASC 855, “Subsequent Events” is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  The new guidance was effective on a prospective basis for interim or annual reporting periods ending after 15 June 2009.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

In April 2008, the FASB issued new guidance for determining the useful life of an intangible asset.  The new guidance is now part of ASC 350, “Intangibles – Goodwill and Other”.  In determining the useful life of intangible assets, ASC 350 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements.  ASC 350 also requires expanded disclosure related to the determination of intangible asset useful lives.  The new guidance was effective for financial statements issued for fiscal years beginning after 15 December 2008.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

In March 2008, the FASB issued new guidance on the disclosure of derivative instruments and hedging activities.  The new guidance, which is now part of ASC 815, “Derivatives and Hedging Activities”, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.  The new guidance was effective prospectively for financial statements issued for fiscal years beginning after 15 November 2008, with early application encouraged.  The adoption of this guidance did not have a significant impact on the Company’s financial statements.

In April 2008, the FASB issued new guidance for determining the useful life of an intangible asset, the new guidance, which is now part of ASC 350, “Intangibles – Goodwill and Other”.  In determining the useful life of intangible assets, ASC 350 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements.  ASC 350 also requires expanded disclosure related to the determination of intangible asset useful lives.  The new guidance was effective for financial statements issued for fiscal years beginning after 15 December 2008.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

In December 2007, the FASB issued revised guidance for accounting for business combinations.  The revised guidance, which is now part of ASC 805, “Business Combination”, requires the fair value measurement of assets acquired, liabilities assumed and any noncontrolling interest in the acquiree, at the acquisition date with limited exceptions.  Previously, a cost allocation approach was used to allocate the cost of the acquisition based on the estimated fair value of the individual assets acquired and liabilities assumed.  The cost allocation approach treated acquisition-related costs and restructuring costs that the acquirer expected to incur as a liability on the acquisition date, as part of the cost of the acquisition.  Under the revised guidance, those costs are recognized in the statement of income separately from the business combination.  The revised guidance applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 15 December 2008.    The adoption of this guidance did not have a material impact on the Company’s financial statements.

v.

Recent pronouncements

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements.” This update requires additional disclosure within the roll forward of activity for assets and liabilities measured at fair value on a recurring basis, including transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy and the separate presentation of purchases, sales, issuances and settlements of assets and liabilities within Level 3 of the fair value hierarchy. In addition, the update requires enhanced disclosures of the valuation techniques and inputs used in the fair value measurements within Levels 2 and 3. The new disclosure requirements are effective for interim and annual periods beginning after 15 December 2009, except for the disclosure of purchases, sales, issuances and settlements of Level 3 measurements. Those disclosures are effective for fiscal years beginning after 15 December 2010. As ASU 2010-06 only requires enhanced disclosures, the Company does not expect that the adoption of this update will have a material effect on its financial statements.

In February 2010, the FASB issued ASC 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”, which eliminates the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events.  ASC 2010-09 is effective for its fiscal quarter beginning after 15 December 2010.  The adoption of ASC 2010-06 is not expected to have a material impact on the Company’s financial statements

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

In February 2010, the FASB issued ASU 2010-11, “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives”.  ASU 2010-11 clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, only one form of embedded credit derivative qualifies for the exemption – one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The amendments in ASU 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after 15 June 2010. Early adoption is permitted at the beginning of each entity’s first fiscal quarter beginning after 5 March 2010. The adoption of ASC 2010-11 is not expected to have a material impact on the Company’s financial statements.

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

15.

Subsequent Events

The following subsequent events occurred from the date of the year ended 31 May 2010 to the date the annual financial statements were available to be issued on 1 October 2010:

1.

On 8 June 2010, the Company issued 3,560,737 common shares of the Company valued at $0.01 per share to settle a debt of the Company in the amount of $35,607.

2.

On 8 June 2010, the Company issued 1,000,000 common shares of the Company valued at $0.02 per share to be exchanged for and to replace 1,000,000 common shares of the Company, which were issued on 17 December 2009 to settle a debt of the Company in the amount of $20,000 (the “December Shares”).  The December Shares are still outstanding and the Company is in the process of recalling and canceling these shares (Notes 8 and 9).

3.

On 15 August 2010, 167,335 share purchase warrants with an exercise price of $1.00 expired (Note 9).

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWERNOVA TECHNOLOGIES CORPORATION

By:  /s/  Stuart Lew

Stuart Lew

CEO and Director

DATED:

November 29, 2010